



PEOPLES FINANCIAL SERVICES CORP. ANNUAL REPORT 2023

Peoples Financial SERVICES CORP.

2023 | ANNUAL REPORT

Our **LEADERSHIP**

BOARD OF DIRECTORS

William E. Aubrey II
Chairman of the Board
Peoples Financial Services Corp.
Peoples Security Bank & Trust Company
Advisor of Alternative Investments
Gertrude Hawk Holdings

Craig W. Best
Chief Executive Officer
Peoples Financial Services Corp.
Peoples Security Bank & Trust Company

Sandra L. Bodnyk
Retired Banking Executive

Ronald G. Kukuchka
President
Ace Robbins, Inc.

Richard S. Lochen, Jr.
Certified Public Accountant
Partner | MMQ, PC

James B. Nicholas
President
D.G. Nicholas Co.

Elisa (Lisa) Zúñiga Ramirez
President
Éxito Consulting LLC

Joseph T. Wright, Jr., Esq.
Attorney at Law | Partner
Wright & Reihner PC

MANAGEMENT TEAM

Craig W. Best
Chief Executive Officer

Thomas P. Tulaney
President
Chief Operating Officer

Neal D. Koplin
Senior Executive Vice President
Chief Banking Officer

John R. Anderson III
Executive Vice President
Chief Financial Officer

Timothy H. Kirtley
Executive Vice President
Chief Risk Officer
Corporate Secretary

Susan L. Hubble
Executive Vice President
Chief Information Officer

Jeffrey A. Drobins
Executive Vice President
Chief Lending Officer

Amy E. Vieney
Senior Vice President
Chief Human Resources Officer

Laureen S. Cook
Senior Vice President
Chief Accounting Officer

Joseph M. Ferretti
Northeast Market President

Ian J. Matlack
Greater Delaware Valley
Market President

Christopher A. Savena
Greater Pittsburgh
Market President

Brian A. Cook
Lehigh Valley Market President

Edward O. Naab
Central PA Market President

John J. Pagano
New Jersey Market President

Carol C. McMullen
Senior Vice President
Trust Division Manager



Environmental, Social and Governance **(ESG)**

Environmental, Social and Governance (ESG) thought has been integrated into our commitment to corporate citizenship through the establishment of an ESG Committee on our Board of Directors and on our Senior Management Team. Together, both committees work to govern our company and reflect our mission to help make our communities a better place to live and work.

To support these principles that are fundamental to our success, we:

- *PROMOTE* environmental sustainability in our workplace and community
- *ENDORSE* diversity, equity and inclusion for all employees, customers and stakeholders
- *MAINTAIN* a tone centered on integrity, ethics and transparent governance

Environmental and Social Responsibility

It is our responsibility to maintain our environment and support those in it

- *OUR EMPLOYEES* are our primary asset; we promote a work environment free of discrimination and harassment
- We take great pride in supporting *OUR COMMUNITIES* through contributions to local charities, non-profits and community events
- Our corporate *DONATIONS* have totaled $1.7 million for 2023 and $1.5 million for 2022 and 2021

Governance

As a public company, it is our responsibility to maintain a transparent structure which minimizes risk through a strong control environment for our stakeholders.

- We are *TRANSPARENT* regarding our governance policies
- We believe in *ALIGNING MANAGEMENT COMPENSATION* to corporate financial performance
- We have a board structure which promotes *DIVERSITY* and a wide range of experience

Our **MISSION**

To succeed, we must be constantly aware of the roles played by our stakeholders – our shareholders, our customers, our communities, and our employees.

WE WILL WORK TOGETHER TO:

- Exceed customers' expectations as we proactively help them achieve their goals

- Create a dynamic environment that promotes life-long learning and personal growth of employees

- Help to make our communities better places to live and work by being an important contributor of time, talent and resources



| Craig W. Best | Thomas P. Tulaney | William E. Aubrey II |
| CHIEF EXECUTIVE OFFICER | PRESIDENT \| COO | CHAIRMAN OF THE BOARD |

Dear Shareholders,

I would like to use this shareholder letter to highlight the crucial role our people and culture play in the continued success of Peoples Security Bank & Trust. As we celebrate our longstanding history of 119 years, it is only fitting to acknowledge the bedrock upon which our achievements rest – the collective strength of our people and the enduring culture that defines us. From our humble beginnings to the present day, Peoples Security Bank & Trust has thrived by recognizing the significance of cultivating a dedicated and talented team. Our journey has taught us that while financial landscapes evolve and regulatory frameworks shift, the steadfast pillars of our success are the individuals who constitute the essence of our institution.

A Century-Old Legacy

Established in 1905, Peoples Security Bank & Trust has navigated economic uncertainties, regulatory changes, and market fluctuations. Throughout these challenges, our commitment to long-term success has been unwavering. We take pride in the fact that our longevity is not merely a result of prudent financial decisions but is deeply rooted in the culture we have nurtured and the exceptional individuals who form the backbone of our organization.

In the banking industry, where transactions often seem transactional and impersonal, it is easy to overlook the human element. At Peoples Security Bank & Trust, we firmly believe that banking is **fundamentally a people-centric business**. Behind every transaction, account, and investment is a relationship – a relationship built on trust, understanding, and a shared commitment to financial well-being. Our employees, from front-line staff to executives, are the **heartbeat of our organization**. Their dedication, expertise, and passion for service contribute to the positive experiences of our customers. We recognize that it is the human touch and the personalized attention to each customer that set us apart in an increasingly digitized and competitive industry.

Merger with FNCB Bank

In line with our commitment to enhancing shareholder value, we were pleased to announce our proposed merger with Dunmore-based FNCB Bank last September. This strategic move is grounded in our belief that the combined entity will not only provide **superior service to our customers and communities** but also create better opportunities for our employees and deliver enhanced risk-adjusted returns for our shareholders. Our experience with FNCB Bank has been characterized by mutual respect and shared values. As we integrate our teams and operations, we are confident that the **collaborative culture we have fostered** will be a catalyst for synergy and success.

Existing Peoples shareholders are expected to own approximately 71% of the combined company, which will retain the well-established "Peoples Security Bank & Trust Company" brand, with FNCB shareholders owning the remaining 29%. This merger will **create a robust bank** with nearly $5.5 billion in assets and the #2 deposit market share in the Scranton/Wilkes-Barre market. The combined holding company's headquarters will remain in Scranton, while the

combined bank headquarters will be based in Dunmore. Post-closing, Peoples plans to raise its quarterly dividend to $0.6175 per share, equivalent to $2.47 per share on an annual basis, representing an increase of more than 50% from current levels. Completion of the merger requires, among other things, receipt of regulatory approvals and the satisfaction of certain customary closing conditions.

The merger between Peoples Security Bank & Trust and FNCB Bank signifies not only the union of two strong performing financial institutions but a strategic alignment of values, cultures, and shared aspirations. We believe this merger will strengthen our market presence, enhance our ability to **serve communities with excellence**, drive sustained growth, and create enduring value for our shareholders.

Our Commitment to Our Community

As always, we remain committed to contributing to and investing in the communities in which we operate. In 2023 alone, we originated $262.9 million in commercial credits, $80.1 million in small business loans, $32.9 million in mortgages, and $82.0 million in home equity and auto loans. Going beyond our core business of lending to local businesses and families, we contribute to non-profit organizations, educational institutions, and charitable causes. In 2023, Peoples Security Bank & Trust contributed $1.7 million to **support various charities and non-profits** in our communities. Including, through the Bank's Educational Improvement Tax Credit Program, we provided $435,200 for various innovative educational programs as well as $407,300 to fund 433 scholarships. These funds benefit students and educational organizations within our communities. We believe this approach underscores our dedication to enhancing the overall prosperity and growth of the communities we proudly serve.

$457.9 MILLION
TOTAL LOANS ORIGINATED

433
SCHOLARSHIPS

The Passing of our Former Director

I am saddened to report to you the death of one of Penn Security Bank's former directors, Sandra (Sandy) Cooper Phillips, in July of 2023. Sandy was an integral member of Penn Security Bank for almost 30 years. She joined our Abington Branch Advisory Board of Directors when it opened in 1984. In May of 1994, Sandy was appointed to the Company's main board. During her 19 years on the board, Sandy served on various committees, including helping to create the first Corporate Governance and Nominating Committee and Charter at the Company. In 2013, Sandy played a major role in Penseco Financial's merger with Peoples Financial Services Corp. We extend our condolences to her family. She will be sadly missed and fondly remembered.

Conclusion

In conclusion, the success of Peoples Security Bank & Trust over 119 years is a testament to the enduring power of people and culture. We extend our heartfelt gratitude to our employees, whose unwavering commitment has shaped our journey. To our shareholders, we express our sincere appreciation for your trust and confidence.

As we navigate the evolving landscape of banking, we remain steadfast in our commitment to **fostering a culture of excellence, innovation, and inclusivity**. Our people will continue to be the driving force behind our success, and our culture will remain the compass that guides us through change and uncertainty.

Thank you for your continued support.

Sincerely,

Craig W. Best
Chief Executive Officer

JOIN US

VIRTUAL ANNUAL MEETING
Saturday, May 11, 2024 at 9:00am
www.virtualshareholdermeeting.com/PFIS2024

Financial
HIGHLIGHTS

Peoples Financial Services Corp. | Consolidated Selected Financial Data

(Dollars in thousands, except per share data)

Year Ended December 31	2023	2022	2021	2020	2019
Financial highlights:					
Interest income	$ 149,851	$ 111,334	$ 94,057	$ 94,125	$ 93,381
Interest expense	63,097	15,585	9,422	14,324	17,868
Net interest income	86,754	95,749	84,635	79,801	75,513
(Credit) provision for loan losses	566	(449)	1,750	7,400	6,100
Net interest income after the (credit) provision for loan losses	86,188	96,198	82,885	72,401	69,413
Noninterest income	14,133	11,845	25,636	16,642	15,120
Noninterest expense	67,820	62,677	55,004	54,868	55,642
Income before income taxes	32,501	45,366	53,517	34,175	28,891
Provision for income tax expense	5,121	7,276	9,998	4,821	3,155
Net income	$ 27,380	$ 38,090	$ 43,519	$ 29,354	$ 25,736
Condensed statements of financial position:					
Investment securities	$ 483,876	$ 568,992	$ 588,674	$ 303,274	$ 338,557
Net loans	2,828,002	2,702,644	2,300,790	2,150,638	1,915,563
Total assets	3,742,289	3,553,515	3,369,483	2,883,802	2,475,327
Deposits	$ 3,279,037	$ 3,046,598	$ 2,963,397	$ 2,437,113	$ 1,971,489
Total borrowings	75,590	148,485	35,711	97,769	184,883
Stockholders' equity	340,422	315,350	340,126	316,877	299,010
Total liabilities and stockholders' equity	$ 3,742,289	$ 3,553,515	$ 3,369,483	$ 2,883,802	$ 2,475,327
Per share data:					
Net income - basic	$ 3.85	$ 5.31	$ 6.05	$ 4.02	$ 3.48
Net income - diluted	3.83	5.28	6.02	4.00	3.47
Cash dividends declared	1.64	1.58	1.50	1.44	1.37
Stockholders' equity	$ 48.35	$ 44.06	$ 47.44	$ 43.92	$ 40.47
Cash dividends as a percentage of net income	42.57%	29.73%	24.93%	35.83%	39.37%
Average common shares outstanding - basic	7,107,908	7,168,092	7,196,160	7,304,956	7,395,429
Average common shares outstanding - diluted	7,151,471	7,211,643	7,235,303	7,337,843	7,412,369
Selected ratios (based on average balances):					
Net income as a percentage of total assets	0.74%	1.12%	1.41%	1.09%	1.10%
Net income as a percentage of stockholders' equity	8.32%	11.87	13.34	9.48	8.87
Stockholders' equity as a percentage of total assets	8.94	9.40	10.60	11.48	12.37
Net interest income as a percentage of earning assets	2.54	3.02	2.99	3.25	3.58
Loans, net, as a percentage of deposits	86.91%	89.61%	78.60%	95.70%	96.83%
Selected ratios and data (based on period end balances):					
Allowance for loan losses as a percentage of loans, net	0.77	1.01	1.22	1.26	1.17
Nonperforming loans as a percentage of loans, net	0.17%	0.15%	0.19%	0.45%	0.52%

Note: Average balances were calculated using average daily balances. Average balances for loans include nonaccrual loans.
Tax-equivalent adjustments were calculated using the prevailing statutory tax rate of 21.0 percent.



NET INCOME



NET INTEREST INCOME



NET LOANS



TOTAL DEPOSIT



TOTAL ASSETS



Our Year
IN REVIEW

Peoples Security Bank & Trust is dedicated to delivering our Mission each and every day through our actions to provide the best service to our **customers**, create a great environment for our **employees**, and make our **communities** better places to live and work. Over the next few pages, we have highlighted just a few of the many organizations that we have had the privilege to partner with during the past year to create meaningful and sustainable growth in our communities.

 **Peoples Financial**
S E R V I C E S   C O R P.

OUR MISSION | Help to make our communities better places to live and work

PSBT INVESTS IN THE CAREERS OF COMMUNITY MEMBERS

JOHNSON COLLEGE

Supporting education in our communities is a key driver to long-term growth and economic success. It's important that anyone with the desire to learn has quality, local resources available.

Johnson College, a private, two-year institution in Scranton, PA, reflects PSBT's commitment to corporate social responsibility. Established in 1912, Johnson College offers 18 associate degrees and four academic certificate programs, providing students with specialized technical skills and real-world learning experiences. When the college needed to expand to enhance services for their students, PSBT was there to help with financing.



PSBT proudly supports Johnson College's "Innovation at Work" campaign, financing the construction of new facilities. This investment prepares future leaders for essential, in-demand jobs while expanding programming and promoting economic self-sufficiency in Lackawanna County and beyond.



DUKE'S DELITES

Community banks like PSBT play a crucial role in local economies by reinvesting funds to spur job growth. We are committed to partnering with communities to foster prosperity.

Duke's Delites, a Whitehall, PA-headquartered healthy dog treats company, employs young adults with developmental disabilities. As an organization dedicated to providing meaningful, purpose-driven employment opportunities to those with Autism and developmental disabilities where between 85-90% of individuals are unemployed, we stand firmly beside them in support of their dedicated mission to expand their operations, hire new workers, and incorporate more programming initiatives that allow people with disabilities to thrive.



Through the sale of treats, revenue from their store and online sales, and other local fundraising events, Duke's Delites and their team of dedicated employees contribute to the economy of our local community. PSBT is happy to support Duke's Delites and serve their treats to our canine friends.

DUKE'S
DELITES

OUR MISSION | An important contributor of time, talent, and resources

FOR PSBT, BUSINESS GOES BEYOND TRANSACTIONS

CAT

LACE VILLAGE

When considering what sets a community bank apart from larger institutions, we pride ourselves on being a full-service financial institution tailored to our customers' diverse needs. However, what truly distinguishes us is our unwavering commitment to service and community. This often means preserving elements of a city's rich historical and cultural fabric, as exemplified by our involvement with Lace Village.

Nestled near our headquarters in Scranton, PA, for over a century, Scranton Lace was home to North America's largest manufacturer of Nottingham lace. At its peak, the factory employed over 1,600 workers. When the business declared bankruptcy and closed in 2002, it left devastating consequences for those directly affected by the plant's closure and Lackawanna County.

As a result of our partnership, what is now known as Lace Village will transform once irreparable buildings into a micro-community that will offer housing opportunities, stimulate future job creation, and strengthen the surrounding area.



LACE
VILLAGE
SCRANTON, PENNA USA
Peoples Security

OUR MISSION | Help to make our communities better places to live and work

PSBT INVESTS IN OUR COMMUNITIES' ECONOMIC DEVELOPMENT

PASTA USA
MACARONI & CHEESE
ACLAMO
PINTO BEANS/FRIJOLES PINTOS

OUR MISSION | Create a dynamic environment that promotes life-long learning and personal growth of employees

PSBT VOLUNTEERS TIME AND TALENT TO PROVIDE A HELPING HAND

ACLAMO

What is embedded in PSBT's DNA beyond securing financing for impactful projects and programs or the reinvestment of generous monetary donations to our nonprofit partners making a measurable difference in their community? The invaluable, unquantifiable gift of our direct community engagement.

Partnerships with organizations like ACLAMO, a registered 501(c)(3) that provides educational programs, social services, and access to health and wellness programs to low-income residents throughout Montgomery County to empower and inspire them to achieve their fullest potential help our employees put this into action. Our employees routinely volunteer their time and talent to lend a helping hand and assist local organizations and causes that are transformative to building strong and resilient communities. As a community bank, our mission is not only driven to serve the broad financial service needs of our markets - which includes individuals and small businesses - but also prioritizing volunteer efforts to the nonprofit, civic, schools, and other organizations that we view as the cornerstones of the communities in which we live and serve. As a catalyst of positive change, PSBT is proud to be a partner of philanthropic causes like ACLAMO that improve daily outcomes for everyone.



MARILYN

For individuals like Marilyn from southeastern Pennsylvania, a core component of the American Dream is designing a path toward homeownership and financial independence. Unfortunately, the road is not always as smooth and flawless as we had imagined. Marilyn discovered this when she was ready to take the leap forward to pursue her ultimate goal.



After Marilyn applied for and was subsequently denied a loan from a competitor bank, her heart sank as she watched her dream drift further away from reach. Not one to throw in the towel, she immediately recalled her previous experience at one of our First Time Home Buyers seminars, where the benefits and details of our new Community Lending Program were discussed at length. Reconnecting with Janet, a local Branch Manager, Marilyn was impressed by not only the ease of the application process but also Janet's expansive knowledge base about the program and the accessibility, responsiveness, and professional courtesy she continuously demonstrated every step of the way. And the fact that Janet and Marilyn were able to speak with one another in Spanish, Marilyn's first language, made communication easier. Thanks to PSBT, Marilyn's ambition is no longer a dream – it is reality.

OUR MISSION | Exceed customers' expectations as we proactively help them achieve their goals

PSBT CONNECTS CUSTOMERS WITH THE RIGHT SOLUTIONS



In **MEMORIUM**

Sandra Cooper Phillips
1942-2023

Advisory Board
1984-1994

Board
1994-2013

Our **LOCATIONS**



3
STATES

13
COUNTIES

5
REMOTE ATMS

28
BRANCHES

Corporate
INFORMATION

CORPORATE HEADQUARTERS
150 North Washington Avenue | Scranton, PA 18503
570 346 7741 | 888 868 3858 | psbt.com

INVESTOR RELATIONS OFFICER
Marie L. Luciani | 570 346 7741 x2352 | 888 868 3858 x2352

STOCK INFORMATION
The common stock of Peoples Financial Services Corp.
is listed on the NASDAQ Stock Market under the ticker
symbol PFIS.

STOCK TRANSFER AND REGISTRAR AGENT
EQUINITI TRUST COMPANY, LLC
55 Challenger Road, Suite 200 | Ridgefield Park, NJ 07660
718 921 8124 | 800 937 5449

FORM 10-K ANNUAL REPORT
A copy of our form 10-K for the year ended December 31, 2023
is included herein. **Copies of the company's Annual Report
to the Securities and Exchange Commission on Form 10-K,
quarterly reports on Form 10-Q and news releases may
be obtained without charge upon request to:**
Marie L. Luciani | Investor Relations Officer
150 North Washington Avenue | Scranton, PA 18503

VIRTUAL ANNUAL MEETING
Saturday, May 11, 2024, 9:00am
www.virtualshareholdermeeting.com/PFIS2024

DIVIDEND CALENDAR
Dividends on Peoples Financial Services Corp. common stock
are customarily payable on or about the 15th of March, June,
September and December.

DIVIDEND REINVESTMENT PLAN
Equiniti Trust Company, LLC administers a Dividend Reinvestment Plan
and Stock Purchase Plan. Additional information may be obtained on
Equiniti Trust Company, LLC's website: equiniti.com

DIRECT DEPOSIT OF DIVIDENDS
As a shareholder of Peoples Financial Services Corp., you may
have your dividend payments deposited directly into a personal checking,
savings, or other account. Direct deposit of your dividend eliminates the
chance of your dividend check being lost or stolen and is credited to your
account on the same day that the dividend is paid. To begin direct deposit of
your dividend, please contact Marie L. Luciani, Investor Relations
Officer, at the Corporate Headquarters address.

INDEPENDENT AUDITORS
Baker Tilly US, LLP
740 W Hamilton St, Suite 210 | Allentown, PA 18101
610 336 8180

GENERAL COUNSEL
Jerry Weinberger, Esq. | Jerry Weinberger P.C.
345 Wyoming Avenue | Suite 200 | Scranton, PA 18503
570 963 8880

SEC COUNSEL
Troutman Pepper Hamilton Sanders, LLP
3000 Two Logan Square | Eighteenth & Arch Streets
Philadelphia, PA 19103 | 215 981 4000

TRUST COUNSEL
James W. Reid, Esq. | Oliver, Price & Rhodes
1212 South Abington Road | Clarks Summit, PA 18411
570 585 1200

MARKET MAKERS
Griffin Financial Group, LLC
440 Monticello Avenue | Suite 1824 | Norfolk, VA 23510
757 955 8444

Janney Montgomery Scott, LLC
Three Logan Square | Philadelphia, PA 19103
215 665 6000

Keefe Bruyette & Woods (KBW)
The Equitable Building | 787 7th Avenue | New York, NY 10019
212 887 8996

Piper Sandler
1251 Avenue of the Americas | 6th Floor | New York, NY 10020
800 635 6851

PRODUCTS AND SERVICES
Detailed information about product and services offered by
Peoples Security Bank & Trust Company can be obtained by visiting
psbt.com or by calling 888 868 3858 or 570 346 7741.

Our **LOCATIONS**

PENNSYLVANIA

Allegheny County

North Allegheny
300 Warrendale Village Dr
Warrendale, PA 15086
724 719 2399

Bucks County

Doylestown
339 S Main St
Doylestown, PA 18901
215 348 8207

Lackawanna County

Abington
1100 Northern Blvd
S Abington Twp, PA 18411
570 587 4898

Central City Scranton
150 N Washington Ave
Scranton, PA 18503
570 955 1700

East Scranton
968 Prescott Ave
Scranton, PA 18510
570 342 9101

Glenburn
494 N Gravel Pond Rd
Clarks Summit, PA 18411
570 585 5130

Green Ridge
1901 Sanderson Ave
Scranton, PA 18509
570 346 4695

Minooka
420 Davis St
Scranton, PA 18505
570 955 1883

Moscow
141 N Main St
Moscow, PA 18444
570 842 7626

Old Forge
216 S Main St
Old Forge, PA 18518
570 451 7200

Peckville
540 Main St
Peckville, PA 18452
570 383 2154

Lebanon County

Central PA Business Center
830 Norman Dr
Lebanon, PA 17042
717 279 2200

Lehigh County

Airport Rd
2355 City Line Rd
Bethlehem, PA 18017
610 691 1202

Tilghman St
3920 W Tilghman St
Allentown, PA 18104
610 398 9680

Luzerne County

Kingston
435 Wyoming Ave
Kingston, PA 18704
570 288 0128

Monroe County

Mount Pocono
1322 Pocono Blvd
Mount Pocono, PA 18344
570 839 8732

Montgomery County

King of Prussia
600 W DeKalb Pike, Ste 210
King of Prussia, PA 19406
610 205 1880

Northampton County

Emrick Blvd
2151 Emrick Blvd
Bethlehem, PA 18020
610 317 4690

Susquehanna County

Hallstead Plaza
25109 State Rt 11
Hallstead, PA 18822
570 879 2195

Hop Bottom
126 Main St
Hop Bottom, PA 18824
570 289 4124

Montrose
695 Grow Ave
Montrose, PA 18801
570 278 4100

Susquehanna
215 Erie Blvd
Susquehanna, PA 18847
570 853 4901

Wyoming County

Meshoppen
8178 State Rt 6
Meshoppen, PA 18630
570 833 5171

Nicholson
42-48 State St
Nicholson, PA 18446
570 942 2265

Tunkhannock
83 E Tioga St
Tunkhannock, PA 18657
570 836 2135

NEW YORK

Broome County

Binghamton
24 Mary St
Binghamton, NY 13903
607 729 3832

Conklin
1026 Conklin Rd
Conklin, NY 13748
607 722 2114

NEW JERSEY

Middlesex County

Piscataway NJ Business Center
444 Hoes Lane, Ste 301
Piscataway, NJ 08854
732 699 2143

OFF-SITE ATMS

Geisinger Commonwealth
School of Medicine
525 Pine St, Scranton, PA

Lackawanna College
501 Vine St, Scranton, PA

Meadow Avenue
Meadow Ave & Hemlock St, Scranton, PA

Radisson Lackawanna
Station Hotel
700 Lackawanna Ave, Scranton, PA

Saint Mary's Nursing Home
516 Saint Mary's Villa Rd
Elmhurst Twp, PA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 001-36388

Peoples Financial Services Corp.
(Exact name of registrant as specified in its charter)

Pennsylvania	**23-2391852**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

150 North Washington Avenue,
Scranton, PA 18503
(Address of principal executive offices) (Zip Code)

(570) 346-7741
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $2.00 par value	PFIS	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on June 30, 2023 was $312,240,000.00 (based on the closing sales price of the registrant's common stock on that date).

The number of shares of the registrant's common stock outstanding as of February 29, 2024 was 7,058,749.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed in connection with solicitation of proxies for its 2024 annual meeting of shareholders, within 120 days of the end of registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Peoples Financial Services Corp.
Form 10-K
For the Year Ended December 31, 2023
TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. These statements are based on assumptions and may describe future plans, strategies and expectations of Peoples Financial Services Corp. and its subsidiaries (the "Company") including statements with respect to the proposed merger between the Company and FNCB Bancorp, Inc. ("FNCB") under the Agreement and Plan of Merger, dated September 27, 2023 (the "Merger Agreement") pursuant to which FNCB will merge with and into Peoples, with Peoples as the surviving entity, along with the transaction occurring immediately after such merger, whereby FNCB's wholly owned subsidiary, FNCB Bank will merge with and into the Company's wholly owned subsidiary, Peoples Security Bank and Trust Company ("Peoples Bank"), with the Peoples Bank as the surviving bank and a wholly-owned subsidiary of Peoples (the "Merger"), that are subject to significant risks and uncertainties, and are subject to change based on various factors (some of which are beyond our control). These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. All statements in this report, other than statements of historical facts, are forward-looking statements.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Important factors that could cause our actual results to differ materially from those in the forward-looking statements include, but are not limited to: macroeconomic trends; the effects of any recession in the United States; the impact on financial markets from geopolitical conflicts such as the military conflict between Russia and Ukraine and the conflict in Israel; risks associated with business combinations, including, but not limited to the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the Merger within the expected timeframes or at all and to successfully integrate operations of FNCB and FNCB Bank and those of Peoples and Peoples Bank, which may be more difficult, time consuming or costly than expected; diversion of management's attention from ongoing business operations and opportunities; effects of the announcement, pendency or completion of the proposed merger on the ability of Peoples to retain customers and retain and hire key personnel and maintain relationships with their vendors, and on their operating results and businesses generally; changes in interest rates; economic conditions, particularly in our market area; legislative and regulatory changes and the ability to comply with the significant laws and regulations governing the banking and financial services business; monetary and fiscal policies of the U.S. government, including policies of the U.S. Department of Treasury and the Federal Reserve System; adverse developments in the financial industry generally, such as the recent bank failures, responsive measures to mitigate and manage such developments, related supervisory and regulatory actions and costs, and related impacts on customer and client behavior; credit risk associated with lending activities and changes in the quality and composition of our loan and investment portfolios; demand for loan and other products; deposit flows; competition; changes in the values of real estate and other collateral securing the loan portfolio, particularly in our market area; changes in relevant accounting principles and guidelines; inability of third party service providers to perform; and our ability to prevent, detect and respond to cyberattacks. Additional factors that may affect our results are discussed in Part I, Item 1A of this Annual Report on Form 10-K.

In addition to these risks, acquisitions and business combinations present risks other than those presented by the nature of the business acquired. Acquisitions and business combinations and, specifically, the Merger may be substantially more expensive to complete than originally anticipated, and the anticipated benefits may be significantly harder - or take longer - to achieve than expected, if they are achieved at all. As regulated financial institutions, our pursuit of attractive acquisition and business combination opportunities could be negatively impacted by regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired or combined business may cause reputational harm to Peoples following the acquisition or combination, and integration of the acquired or combined business with ours may result in additional future costs arising as a result of those issues. Additional factors that could cause actual results to differ materially include the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Peoples and FNCB; the outcome of any legal proceedings that may be instituted against Peoples or FNCB; the possibility that the proposed strategic combination will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction).

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, we do not undertake, and specifically disclaim any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Part I

Item 1.   Business.

General

Peoples Financial Services Corp., a bank holding company incorporated under the laws of Pennsylvania, provides a full range of financial services through its wholly-owned subsidiary, Peoples Security Bank and Trust Company.

Unless the context indicates otherwise, all references in this annual report to the "Peoples," "Company," "we," "us" and "our" refer to Peoples Financial Services Corp. and its subsidiaries. Peoples Security Bank and Trust Company is sometimes referred to as "Peoples Bank."

Peoples Bank is a state-chartered bank and trust company under the jurisdiction of the Pennsylvania Department of Banking and Securities, the "Pennsylvania Department of Banking" and the Federal Deposit Insurance Corporation, or "FDIC." Peoples Bank's twenty-eight community banking offices, all similar with respect to economic characteristics, share a majority of the following aggregation criteria: products and services; operating processes; customer bases; delivery systems; and regulatory oversight. Accordingly, they are aggregated into a single operating segment.

Pending Merger with FNCB Bancorp, Inc.

On September 27, 2023, the Company entered into the Merger Agreement with FNCB, a Pennsylvania Corporation and the parent company of FNCB Bank, pursuant to which FNCB will merge with and into the Company, with the Company as the surviving entity. Immediately after such merger, FNCB Bank will merge with and into Peoples Bank, with Peoples Bank as the surviving bank and a wholly-owned subsidiary of the Company. Under the terms of the Merger Agreement, which has been unanimously approved by the boards of directors of both companies, shareholders of FNCB will be entitled to receive a fixed exchange ratio of 0.1460 shares of the Company's common stock for each share of the FNCB's common stock. On October 27, 2023, the Company and FNCB jointly filed a FDIC Interagency Bank Merger Application with the FDIC New York Regional Office and the Company filed a Pennsylvania Bank Merger Application with the Pennsylvania Department of Banking. Completion of the merger requires, among other things, the approval from these regulatory authorities, as well as the shareholders of the Company and FNCB, and the satisfaction of certain customary closing conditions.

The Merger Agreement provides certain termination rights for both the Company and FNCB and further provides that a termination fee of $4.8 million will be payable by either the Company or FNCB, as applicable, upon termination of the Merger Agreement under certain circumstances. The foregoing summary is not complete and is qualified in all respects by reference to the actual language of the Merger Agreement filed by the Company as Exhibit 2.1 to this Annual Report on Form 10-K. Pending regulatory and shareholder approvals, the Company expects the merger to be consummated in the third quarter of 2024, however, there can be no assurance that the transaction will be consummated by such date, or at all.

Market Areas

Our principal market area consists of Allegheny, Bucks, Lackawanna, Lebanon, Lehigh, Luzerne, Monroe, Montgomery, Northampton, Susquehanna, Wayne and Wyoming Counties in Pennsylvania, Middlesex County in New Jersey and Broome County in New York. In addition, parts of Bradford and Schuylkill Counties in Pennsylvania are also considered part of the market area. We maintain our headquarters in Scranton, the largest city in Lackawanna County.

Our legacy market we consider to stretch from Binghamton and the southern tier of New York down through Northeastern Pennsylvania. Our growth strategy expanded our operations into the Greater Lehigh Valley, King of Prussia and the Greater Delaware Valley of southeastern Pennsylvania and suburban Philadelphia, and south central

Pennsylvania. Most recently, we expanded into the Greater Pittsburgh region and into New Jersey with a branch office in Piscataway.

Peoples commenced a growth strategy during the fourth quarter of 2014 with the opening of a community banking office in the Lehigh County market. During 2017, the Company added two additional branch offices, one in Allentown, Lehigh County and one in Bethlehem, Northampton County to continue its strategic expansion initiative into the Greater Lehigh Valley market. This market has a greater population than the legacy markets served, with Bethlehem being the second largest city within Lehigh County.

In 2015, the Company entered the King of Prussia market, which includes parts of Bucks and Montgomery counties of Pennsylvania and suburban Philadelphia, with the establishment of a loan production office and a team of experienced lenders. During the fourth quarter of 2016, a retail branch office was established, replacing the loan production office, and staffed by personal bankers and our experienced lenders. Montgomery and Bucks counties are two of the wealthiest counties in Pennsylvania. Significant types of employment industries include pharmaceuticals, health care, electronics, computer services, insurance, industrial machinery, retailing, schools and meat processing.

In 2019, the Company entered the south central Pennsylvania market with the establishment of a full-service branch in Lebanon County. A team of experienced lenders in this market was recruited to serve the Lancaster, Lebanon, and Harrisburg market. In 2020, the bank expanded further into the Greater Delaware Valley by opening a branch office in Doylestown, Bucks County and recruiting an experienced lending team.

During the fourth quarter of 2021, the Company continued its growth strategy by opening branches in both Warrendale, Pennsylvania, serving the Greater Pittsburgh market, and Piscataway, New Jersey, serving the New Jersey market. Experienced lenders have been recruited to manage these new markets.

The Marcellus Shale formation located in the heart of our legacy market area has provided economic benefits to the communities served and as a result to us. Natural gas producers have invested billions of dollars in Pennsylvania in lease and land acquisition, new well drilling, infrastructure development and community partnerships.

Human Capital Resource

Staffing. At December 31, 2023, our 375 full-time employees and 20 part-time employees are the keys to the success of Peoples. We are committed to attracting, retaining and promoting top quality talent regardless of race, color, religion, sex, sexual orientation, gender identity, national origin, age, disability or genetic information. We strive to identify and select the best candidates for all open positions based on qualifying factors for each job. We are dedicated to providing a workplace for our employees in which they are treated with dignity, decency and respect; that is inclusive, supportive, and free of any form of discrimination or harassment; rewarding and recognizing our employees based on their individual results and performance; and recognizing and respecting all of the characteristics and differences that make each of our employees unique.

Core values. We strive to meet our core values of integrity, excellence, teamwork and efficiency. Integrity is our foundation, the basis of everything we do, to be professional, honest, trustworthy, confidential and respectful at all times. We work together for a common good, engage our customers, coworkers, and partners. We work together to exceed our customers' expectations as we pro-actively help them achieve their goals, to create a dynamic environment that promotes life-long learning and personal growth of our employees, and to help to make our communities better places to live and work by being an important contributor of time, talent, and resources.

Diversity, Equity and Inclusion. Peoples is committed to fostering, cultivating and preserving a culture of diversity and inclusion. Our human capital is the most valuable asset we have. The collective sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities and talent that our employees invest in their work represents a significant part of not only our culture, but our reputation and company's achievement as well.

We embrace and encourage our employees' differences in age, color, disability, ethnicity, family or marital status, gender identity or expression, language, national origin, physical and mental ability, political affiliation, race, religion, sexual orientation, socio-economic status, veteran status, and other characteristics that make our employees unique.

Health & Safety. Our health and safety policies, procedures and guidelines mandate all tasks be conducted in a safe and efficient manner complying with all local, state and federal safety and health regulations, and special safety concerns. Our policies and procedures encompass all facilities and operations and addresses on-site emergencies, injuries and illnesses, evacuation procedures, cell phone usage and general safety rules.

Benefits. We are committed to offering a competitive total compensation package. We regularly compare compensation and benefits with peer companies and market data, making adjustments as needed to ensure compensation stays competitive. We also offer a wide array of benefits for our workforce and their families, including:

Comprehensive medical, dental, and vision benefits, as well as group life insurance, accidental death and dismemberment insurance, voluntary life insurance, and short-term and long-term disability insurance for all eligible employees

- Employee Assistance Program
- 401(k) Profit Sharing Plan
- Employee Stock Ownership Plan ("ESOP")
- Disaster pay
- Paid time off ("PTO"), holidays and bank holidays
- Unpaid leave of absence
- Internal training and online development courses
- Tuition reimbursement for eligible associates

Products and Services

Our primary commercial loan products are centered in small and medium sized businesses; various types of Commercial Real Estate Loans; Commercial and Industrial Loans; and Municipal and Non-Profit Tax Free Loans. Other lending products include one-to-four family residential mortgages, home equity loans, consumer and auto loans. We fund our loans, primarily, by offering deposits to individuals; commercial business customers; municipalities, school districts and other non-profit organizations. Our deposit products include certificates of deposit, money market accounts, savings accounts and various demand deposit accounts.

We generate interest income from our loan and securities portfolios. Other income is generated primarily from merchant transaction fees, trust and wealth management fees, fees generated from commercial loan interest rate swap transactions and service charges on deposit accounts. Our primary costs are interest paid on deposits and borrowings and general operating expenses. We provide a variety of commercial and retail banking services to business, non-profits, governmental, municipal agencies and professional customers, as well as retail customers, on a personalized basis. Our primary lending products are real estate, commercial and consumer loans. We also offer ATM access, credit cards, active investment accounts, trust department services and other various lending, depository and related financial services. Our primary deposit products are savings and demand deposit accounts and certificates of deposit.

We are not dependent upon a single customer, or a few customers, the loss of one or more of which would have a material adverse effect on our operations. In the ordinary course of our business, our operations and earnings are not materially affected by seasonal changes or by compliance with federal, state or local environmental laws or regulations.

Lending Activities

We provide a full range of retail and commercial lending products designed to meet the borrowing needs of consumers and small- and medium-sized businesses in our market areas. The majority of our loans are to customers located within our market area. We have no foreign loans or highly leveraged transaction loans, as defined by the Federal Reserve Board. Although we participate in loans originated by other banks, we have originated the majority of the loans in our portfolio.

Our retail lending products include the following types of loans, among others: residential real estate; automobiles; manufactured housing; personal and home equity. Our commercial lending products include the following types of loans, among others: commercial real estate; working capital; equipment and other commercial needs; construction; Small Business Administration ("SBA"); and agricultural and mineral rights. The terms offered on a loan vary depending primarily on the type of loan and credit-worthiness of the borrower.

Payment risk is a function of the economic climate in which our lending activities are conducted. Economic downturns in the economy generally or in a particular sector could cause cash flow problems for customers and make loan payments more difficult. We attempt to minimize this risk by not being exposed to loan concentrations of a single customer or a group of customers, the loss of any one or more of whom would have a materially adverse effect on our financial condition. One element of interest rate risk arises from our fixed rate loans in an environment of changing interest rates. We attempt to mitigate this risk by making adjustable rate commercial loans and by limiting repricing terms to five years or less for customers requiring fixed rate loans. Our lending activity also exposes us to risks that any collateral we take as security is not adequate. We attempt to manage collateral risk by avoiding loan concentrations to particular borrowers, by perfecting liens on collateral and by obtaining appraisals on property prior to extending loans. We attempt to mitigate our exposure to these and other types of risks by stratifying authorization requirements by loan size and complexity.

We intend to continue to evaluate commercial real estate, commercial business and governmental lending opportunities, including small business lending. We continue to proactively monitor and manage existing credit relationships.

We have not engaged in sub-prime residential mortgage lending, which is defined as mortgage loans advanced to borrowers who do not qualify for market interest rates because of problems with their credit history. We focus our lending efforts within our market area. For additional information about our lending activities see Item 7 – Management's Discussion and Analysis of Financial Condition, Management's Discussion and Analysis 2023 versus 2022, Loan Portfolio, in this Annual Report on Form 10-K.

Commercial Real Estate Loans. Commercial loans secured by real estate with adjustable and fixed rates, comprise 65.4 percent of our loan portfolio. We originate a variety of commercial real estate loans generally for terms up to 25 years and payments based on an amortization schedule of up to 25 years. These loans are typically based on either the Federal Home Loan Bank borrowing rate or our own pricing criteria and adjust every three, five, seven or ten years. Commercial real estate loans also are originated for the acquisition and development of land, including development for residential use. Conditions of acquisition and development loans originated generally limit the number of model homes and homes built on speculation, and draws are scheduled against executed agreements of sale. Commercial real estate loans for the acquisition and development of land are typically based upon the prime rate. Commercial real estate loans for developed real estate and for real estate acquisition and development are originated generally with loan-to-value ratios up to 75 percent, while loans for the acquisition of land are originated with a maximum loan to value ratio of 65 percent.

Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans. Of primary concern in commercial real estate lending is the borrower's and any guarantor's creditworthiness and the feasibility and cash flow potential of the financed project. Additional considerations include: location, market and geographic concentrations, loan to value, strength of guarantors and quality of tenants. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual consolidated financial statements on commercial real estate loans and rent rolls where applicable. In reaching a decision on whether to make a commercial real estate loan, we consider and review a cash flow analysis of the borrower and guarantor, when applicable, and consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2 times. An environmental report is obtained when the possibility exists that hazardous materials may exist or have existed on the site, or the site may be or have been impacted by adjoining properties that handled hazardous materials.

Our multi-family commercial real estate loans are secured by projects that include five or more nonowner-occupied residential units. Our other commercial real estate loans are secured by nonresidential properties such as office buildings, industrial warehouse facilities, anchored and unanchored retail buildings, medical office buildings, healthcare facilities including nursing homes and assisted living facilities and other commercial facilities. At December 31, 2023, nearly all of our multi-family commercial real estate and commercial real estate loans were secured by properties located within our market area.

Our largest commercial real estate relationship with an aggregate total exposure of approximately $29.1 million as of December 31, 2023, is comprised of residential land development and construction company. Projects include one-to-four family residential land development and construction, multi-family commercial real estate, one-to-four family rental properties, self-storage facilities and golf courses. All of the underlying loans were performing in accordance with their terms as of December 31, 2023.

Multi-family residential and commercial real estate loans are offered with both adjustable and fixed interest rates. The terms of each multi-family residential and commercial real estate loan are negotiated on a case-by-case basis. We generally originate multi-family commercial and commercial real estate loans in amounts up to 75% of the appraised value of the property collateralizing the loan. At December 31, 2023, commercial real estate loans totaled $1.86 billion, or 65.4% of gross loans.

Loans secured by multi-family residential and commercial real estate generally involve a greater degree of credit risk than residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family commercial and commercial real estate is typically dependent upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

The following table provides the various loan sectors in our commercial real estate portfolio at December 31, 2023:

(Amounts in thousands, except percents)

Commercial Real Estate Loans by Segment	Outstanding	Outstanding
Multifamily (5+ Units)	$ 433,239	23.3 %
Office	221,593	11.9
Industrial / Warehouse	181,185	9.7
Retail – Unanchored	172,131	9.2
1-4 Family Residential – Rental Property	143,045	7.7
Retail – Anchored	130,836	7.0
Medical Office Building	73,429	3.9
Other	66,157	3.6
Gas Station / Convenience Store	64,695	3.5
Unassigned	45,669	2.5
School / Campus Real Estate	44,111	2.4
Hospitality (Hotel / Motel)	37,853	2.0
Healthcare	35,554	1.9
Student Housing	35,665	1.9
Restaurant / Bar	29,213	1.6
Recreational	23,808	1.3
Land – Unimproved	21,494	1.2
Self-storage / Mini-warehouse	24,646	1.3
Land Acquisition & Development - Residential	22,767	1.2
Land Acquisition & Development - Commercial	15,349	0.8
Farmland	11,600	0.6
Dealership	11,146	0.6
1-4 Family Residential Construction (Owner-Occupied)	10,276	0.6
Mobile Home Park	5,731	0.3
1-4 Family Residential (For Sale Construction)	1,515	0.1
Parking Lot	411	0.0
Grand Total	$ 1,863,118	100.0 %

Commercial Loans. Commercial business loans to professionals, sole proprietorships and small businesses in our market area comprise 19.1 percent of our loan portfolio. We offer term loans for capital improvements, equipment acquisition and long-term working capital. These loans are typically priced at short term fixed rates or variable rates based on the prime rate. These loans are secured by business assets other than real estate, such as business equipment and inventory, and, generally, are backed by personal guarantees of the owner or owners of the business. We originate lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases.

When making commercial business loans, we consider the consolidated financial statements of the borrower and any guarantors, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business and guarantor, the viability of the industry in which the customer operates and the value of the collateral.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property, the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

One-to-Four Family Residential Loans. Residential real estate loans comprise 12.7 percent of our loan portfolio. We offer two types of residential mortgage loans: fixed-rate loans, with terms of up to 30 years, and adjustable-rate loans, with interest rates and payments that adjust annually after an initial fixed period of one, three, five, ten or fifteen years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the appropriate U.S. Treasury Security Index. Our adjustable-rate single-family residential real estate loans generally have caps on increases or floors on decreases in the interest rate at any adjustment date, and a maximum adjustment limit over the life of the loan. Although we offer adjustable-rate loans with initial rates below the fully indexed rate, loans tied to the one-year constant maturity Treasury are underwritten using methods approved by the Federal Home Loan Mortgage Corporation, which require borrowers to be qualified at a rate equal to 200 basis points above the discounted loan rate under certain conditions.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans, among other factors. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

Most of our residential loans are underwritten to standards established by the secondary market.

While one-to-four family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. We do not offer loans with negative amortization or interest only loans.

We offer home equity loans and lines of credit, typically with a maximum combined loan-to-value ratio of 90 percent. Home equity loans generally have fixed-rates of interest and are originated with terms of up to 15 years. Home equity lines of credit generally have variable rates and are indexed to the prime rate. Home equity lines of credit generally have draw periods with 20 year repayment periods.

We generally do not make high loan-to-value loans (defined as loans with a loan-to-value ratio in excess of 80 percent) without private mortgage insurance. The maximum loan-to-value ratio we generally permit is 95 percent with private mortgage insurance. We require all properties securing residential mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Consumer Loans. We offer a variety of consumer loans, which represent 2.9 percent of our loan portfolio, including lines of credit, automobile loans and loans secured by savings accounts and certificates of deposit. We also offer unsecured loans.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state insolvency laws, may limit the amount that can be recovered on such loans.

Loans secured by new and used automobiles are offered, primarily indirectly through dealerships. These loans have fixed interest rates and generally have terms up to seven years. We offer automobile loans with loan-to-value ratios of up to 100 percent or more of the purchase price of the vehicle depending upon the credit history of the borrower and other factors.

Consumer loans secured by savings accounts and certificates of deposit held by us are offered based upon the deposit rates plus a margin with terms up to five years. We offer such loans up to 100 percent of the principal balance of the certificate of deposit or balance in the savings account. We also offer unsecured loans and lines of credit with terms up to five years. Our unsecured loans and lines of credit bear a substantially higher interest rate than our secured loans and lines of credit.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

We have adhered and continue to adhere to credit policies, which management believes are sound. Our loan policies require verification of information provided by loan applicants as well as an assessment of their ability to repay for all loans. At no time have we made loans similar to those commonly referred to as "no doc" or "stated income" loans.

While the vast majority of the loans in our loan portfolio are secured by collateral, we have made and will continue to make loans on an unsecured basis. Unsecured commercial loans are only granted to those borrowers exhibiting historically strong cash flow and capacity with seasoned management. Unsecured consumer loans are made for relatively short terms and to borrowers with strong credit histories.

Requests to modify, restructure or otherwise change the terms of loans are considered on an individual basis as circumstances and/or reasons for such changes may vary. All such changes in terms must be authorized by the appropriate approval body. Also, our credit policy prohibits the modification of loans or the extension of additional credit to borrowers who are not current on their payments. Exceptions are approved only where our position in the credit relationship is expected to be enhanced by such action.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, an increased monthly loan payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of collateral also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits on residential mortgage loans. We attempt to negotiate floors on most adjustable rate commercial loans. The commercial adjustable rate loans generally provide a fixed rate re-negotiation at the end of the initial fixed rate period. If we and the borrower are unable to agree on a new fixed rate then the rate converts to a floating rate obligation. In addition, some commercial loans adjust to a predetermined index plus a spread at the end of the initial fixed rate period, for a like period of time. To a lesser degree, we have entered into transactions with collars generally for periods of five years or less.

Loan Originations. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers. We also purchase participations in loans from local financial institutions to supplement our lending portfolio. Loan participations are subject to the same credit analysis and loan approvals as the loans we originate. We are permitted to review all of the documentation relating to any loan in which we participate. However, in a purchased participation loan, we do not service the loan and are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. The Board of Directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer's experience.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities generally is limited, by regulation, to 15 percent of the capital accounts of Peoples Bank. Capital accounts include the aggregate of capital, surplus, undivided profits, capital securities and reserve for credit losses. At December 31, 2023, our regulatory limit on loans to one borrower was $56.3 million.

Asset Quality

(Dollars in thousands, except percents)	December 31, 2023	December 31, 2022
Nonaccrual loans	$ 3,962	$ 2,035
Troubled debt restructured loans (including nonaccrual TDR)[1]		1,351
Accruing loans past due 90 days or more:	986	748
Total nonperforming loans	4,948	4,134
Foreclosed assets		
Total nonperforming assets	$ 4,948	$ 4,134
Loans modified in a TDR:		
Performing TDR loans	$	$ 1,351
Total TDR loans	$	$ 1,351
Total loans held for investment	$ 2,849,897	$ 2,730,116
Allowance for credit losses	21,895	27,472
Allowance for credit losses as a percentage of loans held for investment	0.77 %	1.01 %
Allowance for credit losses as a percentage of nonaccrual loans	552.62 %	1349.98 %
Nonaccrual loans as a percentage of loans held for investment	0.14 %	0.07 %
Nonperforming loans as a percentage of loans, net	0.17 %	0.15 %
Nonperforming assets as a percentage of total assets	0.13 %	0.12 %
(1) At December 31, 2023 there were no TDRS as a result of ASU 2022-02		

Allowance for Credit Losses

Effective January 1, 2023 the Company adopted ASU 2016-13 "*Financial Instruments – Credit Losses* (Topic 326): *Measurement of Credit Losses on Financial Instruments*" (ASC 326) using the modified retrospective approach. ASC 326 replaced the incurred loss methodology we previously used to maintain the allowance for loan losses and requires financial institutions to estimate and establish an allowance for credit losses using a current expected credit loss ("CECL") model. Upon adoption, the Company decreased its allowance for credit losses ("ACL") by $3.3 million and increased its reserve for losses on unfunded commitments by $270 thousand. ASC 326 measures the estimated credit losses necessary to cover expected lifetime credit losses inherent in loans, held to maturity ("HTM") investments and unfunded commitments. The Company estimates the allowance for credit losses on loans using a quantitative analysis which considers relevant available information from internal and external sources related to past events and current conditions, as well as the incorporation of reasonable and supportable forecasts. Also included in the ACL are qualitative reserves to cover losses that are expected but, in the Company's assessment, may not be adequately represented in the quantitative analysis or the forecasts utilized. The Company applies the ACL methodology to loans on a collective, or pooled basis for groups of loans which share similar risk characteristics, and will either assign loans to a different pool or evaluate a loan individually if its risk characteristics change and no longer align with its currently assigned pool of loans. For additional information, see Note 1 "Allowance for Credit Losses".

During the quarter-ended June 30, 2023, the Company became aware that the unaudited consolidated financial statements for the three months ended March 31, 2023 contained an immaterial misstatement. The Company determined that the ACL was overstated by $1.5 million as of March 31, 2023. The adjustment consisted of $1.1 million related to the adoption of ASU 2016-13 and a $0.4 million reduction in the first quarter 2023 provision for credit loss requirement. The cumulative impact $1.1 million credit to the provision for credit losses and reduction in the ACL is reflected in the consolidated financial statements for the twelve months ended December 31, 2023. The adjustment did not impact any prior periods. For additional information, see Note 1 "Immaterial Prior Period Adjustment."

The ACL decreased $5.6 million to $21.9 million at December 31, 2023, from $27.5 million at the end of 2022. In addition to the transition adjustment of $3.3 million, a net provision for credit losses of $0.6 million was recorded during the year ended December 31, 2023. The provision for credit losses of $0.6 million included the $1.1 million adjustment noted above, and a provision of $1.6 million was recorded due to the impact of net charge-offs during the year, various factors such as updated economic assumptions as well as changes in qualitative adjustments, portfolio composition and improved asset quality.

The ACL, as a percentage of loans, net of unearned income, was 0.77 percent at the end of 2023, 1.01 percent at the end of 2022, respectively. The coverage ratio, the ACL as a percentage of nonperforming loans, is an industry ratio used to test the ability of the ACL account to absorb potential losses arising from nonperforming loans. The coverage ratio was 442.6 percent at December 31, 2023 and 664.5 percent at December 31, 2022. We believe that our ACL was adequate to absorb probable credit losses at December 31, 2023.

The tables below present the individually evaluated loans of the ACL as well as the pooled loans portion which consist of both a quantitative and qualitative components of the ACL.

(Dollars in thousands, except percents)	2023		2022	
	Amount	%	Amount	%
Individually evaluated:				
Commercial and industrial	$ 10	0.05 %	$ 19	0.07 %
Municipal				
Real Estate:				
Commercial	21	0.10		
Residential			21	0.08
Consumer				
Total specific	31	0.15	40	0.15
Pooled:				
Commercial and industrial	2,262	10.33	4,346	15.82
Municipal	788	3.60	1,247	4.54
Real Estate:				
Commercial	14,132	64.54	17,915	65.20
Residential	3,782	17.27	3,051	11.11
Consumer	900	4.11	873	3.18
Total pooled	21,864	99.85	27,432	99.85
Total allowance for credit losses	$ 21,895	100.00 %	$ 27,472	100.00 %

(Dollars in thousands)	December 31, 2023			December 31, 2022		
	Quantitative	Qualitative	Total	Quantitative	Qualitative	Total
Commercial and Industrial	$ 943	$ 1,319	$ 2,262	$ 899	$ 3,447	$ 4,346
Municipal	175	613	788		1,247	1,247
Commercial real estate	2,992	11,140	14,132	199	17,716	17,915
Residential real estate	621	3,161	3,782	90	2,961	3,051
Consumer	491	409	900	150	723	873
Total	$ 5,222	$ 16,642	$ 21,864	$ 1,338	$ 26,094	$ 27,432

Sources of Funds

Our primary source of funds is the cash flow provided by our financing activities, mainly deposit gathering. Other sources of funds are provided by investing activities, including principal and interest payments on loans and investment securities, and operating activities, primarily net income. We offer a variety of deposit accounts with a range of interest rates and terms, including, among others: money market accounts; negotiable order of withdrawal ("NOW") accounts; savings accounts; certificates of deposit; individual retirement accounts, and demand deposit accounts. These deposits are primarily obtained from areas surrounding our branch offices. We rely primarily on marketing, product innovation, technology, service and long-standing relationships with customers to attract and retain these deposits. Other deposit related services include: remote deposit capture; automatic clearing house transactions; cash management services; automated teller machines; point of sale transactions; safe deposit boxes; night depository services; direct deposit, and official check services. We have occasionally used policy approved brokers to generate deposits to supplement our deposit base.

Borrowings

Borrowings may be used to supplement our supply of lendable funds and to meet deposit withdrawal requirements. Borrowings from the FHLB of Pittsburgh typically are collateralized by a portion of our real estate loans. In addition to the FHLB, we have borrowing facilities with the Federal Reserve Bank and correspondent banks.

Peoples Bank is a member of the FHLB of Pittsburgh. The FHLB functions as a central bank providing credit for Peoples Bank and other member financial institutions. As a member, Peoples Bank is required to own capital stock in the FHLB of Pittsburgh and is authorized to apply for borrowings on the security of certain of its real estate loans, provided certain standards related to creditworthiness have been met. At December 31, 2023, our maximum borrowing capacity with the FHLB-Pgh was $1.2 billion of which $25.0 million was outstanding in borrowings and $345.4 million outstanding in the form of irrevocable standby letters of credit.

To further supplement our borrowing capacity, we also maintain a borrower-in-custody of collateral arrangement at the Federal Reserve that enables us to pledge certain loans, not being used as collateral at the FHLB-Pgh, as collateral for borrowings at the Federal Reserve. At December 31, 2023 our borrowing capacity at the Federal Reserve related to this program was $257.4 million and there were no amounts outstanding. The Company also had availability at the Federal Reserve through the Bank Term Funding Program ("BTFP"). The BTFP allows depository institutions to borrow up to the par value of eligible securities pledged at the Federal Reserve. At December 31, 2023, eligible securities pledged totaled $191.0 million. The Company tested the BTFP borrowing line in 2023 as part of its contingent liquidity plan. At the expiration of the BTFP on March 11, 2024, the Company's intent is to transfer the eligible securities pledged to the Federal Reserve discount window. For additional information, see Note 9 "Short-term borrowings".

AT December 31,2023	Total Available	Outstanding	Total Available for Future Liquidity
FHLB Advances	$ 1,238,839	$ 370,454	$ 868,385
Federal Reserve - Discount Window	257,361		257,361
Correspondent bank lines of credit	18,000		18,000
Federal Reserve - Bank Term Funding Program	191,000		191,000
Other sources of liquidity:			
Brokered deposits	374,229	260,995	113,234
Unencumbered securities	177,936		177,936
Total sources of liquidity	$ 2,257,365	$ 631,449	$ 1,625,917

Trust, Wealth Management and Brokerage Services

Through our trust department, we offer a broad range of fiduciary and investment services. Our trust and investment services include investment management, IRA trustee services, estate administration, living trusts, trustee under will, guardianships, life insurance trusts, custodial services / IRA custodial services, corporate trusts, and pension and profit sharing plans. At December 31, 2023, Peoples Bank had $463.8 million in trust assets under management.

We provide a comprehensive array of wealth management products and services to individuals, small businesses and nonprofit entities. These products and services include the following, among others: investment portfolio management; estate planning; annuities; business succession planning; insurances; retirement plan services; education funding strategies, and tax planning.

We have a third party marketing agreement with a broker-dealer that allows us to offer a full range of securities, brokerage services and annuity sales to our customers. Our investor services division is located in our headquarters building and the services are offered throughout the branch system. Through this relationship, our clients have access to a wide array of financial and wealth management strategies, including services such as professional money management, retirement and education planning, and investment products including stocks, bonds, mutual funds, annuities and insurance products.

Merchant Services

We offer credit card processing and a variety of other products and services to our merchant customers, through a marketing and sales agreement with an industry leader in payment processing services. Services include small business checking accounts, merchant money market accounts, online banking, telephone banking, business credit cards, merchant line of credit and financial checkup.

Competition

We compete with commercial banks, online financial institutions, thrift institutions and credit unions, many of which are substantially larger in terms of assets and available resources. Certain of these institutions have significantly higher lending limits than we do, and may provide various services for their customers that we presently do not. In addition, we experience competition for deposits from mutual funds and security brokers, while consumer discount, mortgage and insurance companies compete for various types of loans. Credit unions, finance companies and mortgage companies enjoy certain competitive advantages over us, as they are not subject to the same regulatory restrictions and taxations as commercial banks. Principal methods of competing for bank products, permitted nonbanking services and financial activities include price, nature of product, quality of service and convenience of location.

In our market area, we expect continued competition from these financial institutions in the foreseeable future. With the continued acceptance of internet/digital banking by our customers and consumers generally, competition for deposits has increased from institutions operating outside of our market area.

We believe that our most significant competitive advantage originates from our business philosophy which includes offering direct access to senior management and other officers and providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures and consistently applied credit policies. In addition, our success has been, and will continue to be, a result of our emphasis on community involvement and customer relationships. With consolidation continuing in the financial industry, and particularly in our market area, community banks like us are gaining opportunities and market share as larger institutions reduce their emphasis on or exit our market area.

Seasonality

Generally, our operations are not seasonal in nature.

Supervision and Regulation

We are extensively regulated under federal and state laws. Generally, these laws and regulations are intended to protect consumers, not shareholders. The following is a summary description of certain provisions of law that affect the regulation of bank holding companies and banks. This discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in law and regulation may have a material effect on our business and prospects.

Peoples is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System, referred to as the "Federal Reserve Board" or the "FRB." We are required to file annual and quarterly reports with the FRB and to provide the FRB with such additional information as the FRB may require. The FRB also conducts examinations of Peoples.

With certain limited exceptions, we are required to obtain prior approval from the FRB before acquiring direct or indirect ownership or control of more than 5 percent of any voting securities or substantially all of the assets of a bank or bank holding company, or before merging or consolidating with another bank holding company. Additionally, with certain exceptions, any person or entity proposing to acquire control through direct or indirect ownership of 25 percent or more of our voting securities is required to give 60 days' written notice of the acquisition to the FRB, which may prohibit the transaction, and to publish notice to the public.

Peoples Bank is regulated by the Pennsylvania Department of Banking and the FDIC. The Department of Banking may prohibit an institution over which it has supervisory authority from engaging in activities or investments that the agency believes constitute unsafe or unsound banking practices. Federal banking regulators have extensive enforcement authority over the institutions they regulate to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to constitute unsafe or unsound practices.

Enforcement actions may include:

- the appointment of a conservator or receiver;

- the issuance of a cease and desist order;

- the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution affiliated parties;

- the issuance of directives to increase capital;

- the issuance of formal and informal agreements and orders;

- the removal of or restrictions on directors, officers, employees and institution-affiliated parties; and

- the enforcement of any such mechanisms through restraining orders or any other court actions.

We are subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons which generally require that such credit extensions be made on substantially the same terms as are available to third persons dealing with us, and not involving more than the normal risk of repayment. Other laws tie the maximum amount that may be loaned to any one customer and its related interests to our capital levels. Other laws restrict or prohibit transactions between Peoples Bank and its affiliates.

Limitations on Dividends and Other Payments

Our ability to pay dividends is largely dependent upon the receipt of dividends from Peoples Bank. Both federal and state laws impose restrictions on our ability and the ability of Peoples Bank to pay dividends. Under such restrictions, Peoples Bank may only declare and pay dividends out of accumulated net earnings, including accumulated net earnings acquired as a result of a merger within seven years. Further, Peoples Bank may not declare or pay any dividends unless Peoples Bank's surplus would not be reduced by the payment of the dividend below 100 percent of our capital stock. Pennsylvania law requires that each year Peoples Bank set aside as surplus a sum equal to not less than 10 percent of its net earnings if surplus does not equal at least 100 percent of our capital stock. In addition to these specific restrictions, bank regulatory agencies, in general, also have the ability to prohibit proposed dividends by a financial institution that would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice.

Permitted Non-Banking Activities

A bank holding company that the FRB has determined to be well capitalized and well managed and that has well capitalized and well managed subsidiary banks may engage in certain nonbanking activities closely related to banking or managing or controlling banks, on a de novo basis, by providing notice to the FRB after commencing the activities. Such a bank holding company proposing to engage in other permissible nonbanking activities either de novo, or through the acquisition of an existing company, must provide prior notice to the FRB. For transactions that do not qualify for the post or expedited prior notice procedures, a bank holding company must file a notice for prior FRB approval. Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions on extensions of credit to the bank holding company or its subsidiaries, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit our ability to obtain funds from Peoples Bank for our cash needs, including funds for the payment of dividends, interest and operating expenses. Further, subject to certain exceptions, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

A bank holding company is required to act as a source of financial strength to its subsidiary banks and to make capital injections into a troubled subsidiary bank, and the FRB may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the holding company does not have the resources to provide it. In addition, depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with the default of or assistance provided to, a commonly controlled FDIC-insured depository institution. Accordingly, in the event that any insured subsidiary of a bank holding company causes a loss to the FDIC, other insured subsidiaries of a bank holding company could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross guarantee liabilities generally are superior in priority to the obligation of the depository institutions to its shareholders due solely to their status as shareholders and obligations to other affiliates.

On July 9, 2021, the President issued an Executive Order on Promoting Competition in the American Economy, which, among other initiatives, encouraged the review of current practices and adoption of a plan for the revitalization of merger oversight under the Bank Holding Company Act of 1956, as amended, and Section 18(c) of the Federal Deposit Insurance Act, as amended (also known as the Bank Merger Act). On March 31, 2022, the FDIC published a Request for Information seeking information and comments regarding the regulatory framework that applies to merger transactions involving one or more insured depository institutions. The comment period for the FDIC's Request for Information closed on May 31, 2022. As of the date of this Annual Report, the FDIC has not taken any action nor issued a report with respect to the information and comments submitted in response to the request. Making any formal changes to the framework for evaluating bank mergers will require an extended process, and any such changes are uncertain and cannot be predicted at this time. However, the adoption of more expansive or stringent standards may have an impact on our ability to engage in acquisition activities. Additionally, this Executive Order could influence the federal bank regulatory agencies' expectations and supervisory oversight for banking acquisitions.

Certain Transactions by Insured Banks with their Affiliates

There are statutory restrictions related to the extent bank holding companies and their non-bank subsidiaries may borrow, obtain credit from or otherwise engage in "covered transactions" with their insured depository institution (i.e., banking) subsidiaries. In general, an "affiliate" of a bank includes the bank's parent holding company and any subsidiary thereof. However, an "affiliate" does not generally include the bank's operating subsidiaries. A bank (and its subsidiaries) may not lend money to, or engage in other covered transactions with, its non-bank affiliates if the aggregate amount of covered transactions outstanding involving the bank, plus the proposed transaction, exceeds the following limits: (a) in the case of any one such affiliate, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 10 percent of the bank's capital stock and surplus; and (b) in the case of all affiliates, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 20 percent of the bank's capital stock and surplus. "Covered transactions" are defined to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, securities borrowing or lending transactions with an affiliate that creates a credit exposure to such affiliate, or a derivatives transaction with an affiliate that creates a credit exposure to such affiliate. Certain covered transactions are also subject to collateral security requirements.

Covered transactions as well as other types of transactions between a bank and a bank holding company must be on market terms, which means that the transaction must be conducted on terms and under circumstances that are substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving nonaffiliates or, in the absence of comparable transactions, that in good faith would be offered to or would apply to nonaffiliates. Moreover, certain amendments to the Bank Holding Company Act of 1956 provide that, to further competition, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service.

Pennsylvania Law

As a Pennsylvania incorporated bank holding company, Peoples is subject to various restrictions on its activities as set forth in Pennsylvania law. This is in addition to those restrictions set forth in federal law. Under Pennsylvania law, a bank holding company that desires to acquire a bank or bank holding company that has its principal place of business in Pennsylvania must obtain permission from the Department of Banking.

Financial Institution Reform, Recovery, and Enforcement Act ("FIRREA")

FIRREA was enacted into law in order to address the financial condition of the Federal Savings and Loan Insurance Corporation, to restructure the regulation of the thrift industry, and to enhance the supervisory and enforcement powers of the federal bank and thrift regulatory agencies. As the primary federal regulator of Peoples Bank, the FDIC, in conjunction with the Department of Banking, is responsible for its supervision. When dealing with capital requirements, those regulatory bodies have the flexibility to impose supervisory agreements on institutions that fail to comply with regulatory requirements. The imposition of a capital plan, termination of deposit insurance, and removal or temporary suspension of an officer, director or other institution-affiliated person may cause enforcement actions.

There are three levels of civil penalties under FIRREA, with the amount of the penalty varying based on the action penalized. These penalties are subject to inflation adjustment procedures prescribed under applicable law. Penalties for continuing violations can be substantially higher.

Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA")

FDICIA provides for, among other things:

- publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants;

- the establishment of uniform accounting standards by federal banking agencies;

- the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital;

- additional grounds for the appointment of a conservator or receiver; and

- restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories:

- "well capitalized";

- "adequately capitalized";

- "under capitalized";

- "significantly undercapitalized"; and

- "critically undercapitalized".

Peoples Bank was "well capitalized" based on its actual capital position at December 31, 2023. However, an institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

FDICIA generally prohibits a depository institution from making any capital distributions including payment of a cash dividend or paying any management fees to its holding company, if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized". Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator; generally within 90 days of the date such institution is determined to be critically undercapitalized.

FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions that fail to comply with capital or other standards. Such actions may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

Under FDICIA, each federal banking agency is required to prescribe, by regulation, non-capital safety and soundness standards for institutions under its authority. In addition to adopting information security standards, the federal banking agencies, including the FDIC, have adopted standards covering:

- internal controls;

- information systems and internal audit systems;

- loan documentation;

- credit underwriting;

- interest rate exposure;

- asset growth; and

- compensation fees and benefits.

Any institution that fails to meet these standards may be required to develop an acceptable plan, specifying the steps that the institutions will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Peoples believes that it meets substantially all the standards that have been adopted. Before establishing new branch offices, Peoples Bank must meet certain minimum capital stock and surplus requirements and must obtain state approval from the Department of Banking.

Risk-Based Capital Requirements

The federal banking regulators have adopted certain risk-based capital guidelines to assist in assessing capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse agreements, which are recorded as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0 percent for assets with low credit risk, such as certain U.S. Treasury securities, to 150 percent for assets with relatively high credit risk, such as business loans.

A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off-balance-sheet items, against both total qualifying capital, Common Equity Tier 1 capital, and Tier 1 capital.

- "Common Equity Tier 1 Capital" includes common equity and minority interest in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions, and retained earnings.

- "Tier 1," or core capital, includes common equity, non-cumulative preferred stock and minority interest in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions.

- "Tier 2," or supplementary capital, includes, among other things, limited life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for credit losses, subject to certain limitations and less restricted deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies.

Current rules, which implemented the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act, call for the following capital requirements:

- A minimum ratio of common equity tier 1 capital to risk-weighted assets of 4.5 percent;

- A minimum ratio of tier 1 capital to risk-weighted assets of 6 percent;

- A minimum ratio of total capital to risk-weighted assets of 8 percent; and

- A minimum leverage ratio of 4 percent.

The Company and Peoples Bank's actual capital ratios at December 31, 2023, and the minimum ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

| | December 31, 2023 | | | | | |
| | Actual | | Minimum For Capital Adequacy Purposes | | Minimum to be Well Capitalized under Prompt Corrective Action Provisions | |
(Dollars in thousands, except percents)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity Tier 1 capital to risk-weighted assets:						
Company	$ 321,403	12.10 %	$ 119,577	4.50 %	NA	NA
Peoples Bank	353,330	13.30	119,561	4.50	$ 172,699	6.50 %
Tier 1 capital to risk-weighted assets:						
Company	321,403	12.10	159,436	6.00	NA	NA
Peoples Bank	353,330	13.30	159,414	6.00	212,552	8.00
Total capital to risk-weighted assets:						
Company	376,341	14.16	212,581	8.00	NA	NA
Peoples Bank	375,268	14.12	212,552	8.00	265,690	10.00
Tier 1 capital to average assets:						
Company	321,403	8.50	151,252	4.00	NA	NA
Peoples Bank	353,330	9.34 %	151,274	4.00 %	189,093	5.00 %
NA = not applicable						

In addition, the current rules provide for a common equity tier 1 capital conservation buffer of 2.5 percent of risk-weighted assets. If a banking organization fails to hold capital above the minimum capital ratios and the capital conservation buffer, it will be subject to certain restrictions on capital distributions and discretionary bonus payments.

Mortgage servicing assets ("MSAs") and certain deferred tax assets ("DTAs") are subject to stricter limitations than those applicable to other assets under the capital rules.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions including:

- limitations on its ability to pay dividends; or

- the issuance by the applicable regulatory authority of a capital directive to increase capital, and in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as to the measures described under FDICIA as applicable to undercapitalized institutions.

In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of Peoples Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends to Peoples.

A qualifying community banking organization (defined to have, among other things, total consolidated assets of less than $10 billion) that has made an election to use the community bank leverage ratio framework will be considered to have met the minimum capital requirements, the capital ratio requirements, and any other capital or leverage requirements to which the qualifying community banking organization would be subject, if it has a leverage ratio of greater than 9 percent. As of December 31, 2023, Peoples Bank has not elected to use the community bank leverage ratio framework.

Interest Rate Risk

Regulatory agencies include, in their evaluations of a bank's capital adequacy, an assessment of the bank's interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization's interest rate risk management includes a measurement of Board of Directors and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate to the circumstances of the specific banking organization.

As part of our interest rate management strategy, we utilize interest rate risk models to measure and monitor interest rate risk. Additionally, we use interest rate derivatives to add stability to interest income and interest expense, and to manage exposure to interest rate movements. We employ an independent consultant to provide a quarterly assessment of our interest rate risk. Finally, regulatory agencies, as part of the scope of their periodic examinations, evaluate our interest rate risk.

Community Reinvestment Act ("CRA")

The Community Reinvestment Act of 1977 is designed to create a system for bank regulatory agencies to evaluate a depository institution's record in meeting the credit needs of its community, including low and moderate-income neighborhoods. The CRA regulations establish performance-based standards for use in examining for compliance. Peoples Bank had its last CRA compliance examination in 2023 and received a "satisfactory" rating.

On October 24, 2023, the federal bank regulatory agencies jointly issued a final rule to modernize CRA regulations consistent with the following key goals: (1) to encourage banks to expand access to credit, investment, and banking services in low to moderate income communities; (2) to adapt to changes in the banking industry, including internet and mobile banking and the growth of non-branch delivery systems; (3) to provide greater clarity and consistency in the application of the CRA regulations, including adoption of a new metrics-based approach to evaluating bank retail lending and community development financing; and (4) to tailor CRA evaluations and data collection to bank size and type, recognizing that differences in bank size and business models may impact CRA evaluations and qualifying activities. Most of the final CRA rule's requirements will be applicable beginning January 1, 2026, with certain requirements, including the data reporting requirements, applicable as of January 1, 2027. Peoples Bank is currently evaluating the impact of the modified CRA regulations, but does not anticipate any resulting material impact to its operations or compliance objectives.

USA Patriot Act of 2001 (the "Patriot Act") and Anti-Money Laundering

The Patriot Act contains anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The federal Bank Secrecy Act (the "BSA") also requires financial institutions to, among other things, create a system of controls designed to prevent money laundering and the financing of terrorism, and imposes recordkeeping and reporting requirements. The Patriot Act enhanced regulations under the BSA to facilitate information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering, and requires financial institutions to establish anti-money laundering programs. Regulations adopted under the BSA impose on financial institutions customer due diligence requirements, and the federal banking agencies expect that customer due diligence programs will be integrated within a financial institution's broader BSA and anti-money laundering compliance program. The Office of Foreign Assets Control ("OFAC"), a division of the U.S. Department of the Treasury, is responsible for helping to ensure that domestic entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress.

Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank")

In 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. Dodd-Frank effected a fundamental restructuring of federal banking regulation. Among other things, Dodd-Frank created the Financial Stability Oversight Council to identify systemic risks in the financial system and gave federal regulators authority to take control of and liquidate financial firms. Dodd-Frank additionally created an independent federal regulator to administer federal consumer protection laws. Dodd-Frank has had a significant impact on our business operations.

In May 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the "EGRRCPA") was enacted to reduce the regulatory burden on certain banking organizations, including community banks, by modifying or eliminating certain federal regulatory requirements. The EGRRCPA amended certain provisions of the Dodd-Frank Act as well as statutes administered by the FRB and the FDIC. Certain provisions of the Dodd-Frank Act and changes thereto resulting from the enactment of EGRRCPA that may affect the Company and Peoples Bank are discussed below in more detail.

Holding Company Capital Requirements. Dodd-Frank required the FRB to apply consolidated capital requirements to bank holding companies that are no less stringent than those currently applied to depository institutions. Dodd-Frank additionally required that bank regulators issue countercyclical capital requirements so that the required amount of capital increases in times of economic expansion, consistent with safety and soundness.

Deposit Insurance. Dodd-Frank increased the maximum deposit insurance amount for banks, savings institutions and credit unions to $250 thousand per depositor. Dodd-Frank also broadened the base for FDIC insurance assessments. Further, Dodd-Frank eliminated the federal statutory prohibition against the payment of interest on business checking accounts. Assessments for institutions such as Peoples Bank (assets of less than $10 billion), are based on initial assessment rates that are adjusted by combining supervisory ratings with financial ratios to determine a total assessment rate. For most institutions, assessment rates are based on weighted-average supervisory ratings of banking operation components and six financial ratios. The financial ratios are: the leverage ratio; loans past due 30-89 days/gross assets; nonperforming assets/gross assets; net loan charge-offs/gross assets; net income before taxes/risk-weighted assets; and the adjusted brokered deposit ratio. In addition, an institution's assessment rate may be lowered if the institution holds long-term unsecured debt and raised if it holds long-term unsecured debt that is issued by another depository institution.

On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. This increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches 1.35 percent by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2 percent. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2 percent, and again when it reaches 2.5 percent. Peoples Bank's FDIC assessment expense increased $0.8 million due to the 2 basis point increase in the assessment rate in 2023.

To recover the loss to the FDIC's Deposit Insurance Fund arising from certain bank failures that occurred in 2023, the FDIC approved a one-time annual special assessment rate of approximately 13.4 basis points to be paid over eight quarterly assessment periods. The assessment base for the special assessments would be equal to an institution's estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first $5 billion from estimated uninsured deposits. Consistent with the FDIC's requirements for the special assessment, no insured depository institution with total assets under $5 billion – including Peoples Bank – is required to pay the special assessment. Because the special assessment is made as of assets reported at December 31, 2022, the Bank will not be required to pay the special assessment should the pending merger with FNCB Bank close and cause the bank to exceed this asset threshold.

Corporate Governance. Dodd-Frank required publicly-traded companies to give stockholders a non-binding vote on executive compensation at least every three years, a non-binding vote regarding the frequency of the vote on executive compensation at least every six years, and a non-binding vote on "golden parachute" payments in connection with approvals of mergers and acquisitions unless previously voted on by stockholders. Additionally, Dodd-Frank directed the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets of $1.0 billion or more, regardless of whether the company is publicly traded. Dodd-Frank also gave the Securities and Exchange Commission ("SEC") authority to prohibit broker discretionary voting on elections of directors and executive compensation matters.

In 2016, the SEC and the federal banking regulators proposed rules to prohibit covered financial institutions (including bank holding companies and banks) from, among other things, establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees or benefits that could lead to material financial loss to the financial institution. The comment period for these proposed rules has closed and a final rule has not yet been published; however, in September 2023, the SEC and the federal banking regulators indicated that the incentive compensation proposal would be on their collective 2024 regulatory agenda. If the SEC and federal banking regulators move forward with this rule, the next step in the rulemaking process will likely be a third round of proposals for public comment in the spring of 2024. If the rules are adopted as currently proposed by the federal banking regulators, they may restrict the manner in which executive compensation is structured.

Limits on Interstate Acquisitions and Mergers. Dodd-Frank precludes a bank holding company from engaging in an interstate acquisition–the acquisition of a bank outside its home state–unless the bank holding company is both well capitalized and well managed. Furthermore, a bank may not engage in an interstate merger with another bank headquartered in another state unless the surviving institution will be well capitalized and well managed.

Limits on Interchange Fees. Dodd-Frank amended the Electronic Fund Transfer Act to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets of $10 billion or more and to enforce a statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer. Issuers with less than $10 billion in assets, like Peoples Bank, are exempt from debit card interchange fee standards.

Consumer Financial Protection Bureau. Dodd-Frank created the Consumer Financial Protection Bureau ("CFPB"), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB, but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. Dodd-Frank authorized the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, Dodd-Frank allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. Dodd-Frank permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Ability to Repay and Qualified Mortgage Rule. Mortgage origination activities are subject to Regulation Z, which implements the federal Truth-in-Lending Act ("TILA"). Certain provisions of Regulation Z require mortgage lenders to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Mortgage lenders are required to determine consumers' ability to repay in one of two ways. The first alternative requires the mortgage lender to consider, at a minimum, the following eight underwriting factors when making the credit decision:

- current or reasonably expected income or assets;

- current employment status;

- the monthly payment on the covered transaction;

- the monthly payment on any simultaneous loan;

- the monthly payment for mortgage-related obligations;

- current debt obligations, alimony, and child support;

- the monthly debt-to-income ratio or residual income; and

- credit history.

Alternatively, the mortgage lender can originate "qualified mortgages," which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a "qualified mortgage" is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a qualified mortgage, the points and fees paid by a consumer cannot exceed 3% of the total loan amount. Loans which meet these criteria will be considered qualified mortgages, and as a result generally protect lenders from fines or litigation in the event of foreclosure. Qualified mortgages that are "higher-priced" (e.g. subprime loans) garner a rebuttable presumption of compliance with the ability-to-repay rules, while qualified mortgages that are not "higher-priced" (e.g. prime loans) are given a safe harbor of compliance.

In addition to TILA and Regulation Z, mortgage origination activities are subject to the Equal Credit Opportunity Act, Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and Home Ownership Equity Protection Act, and the regulations promulgated under these acts, among other additional state and federal laws, regulations and rules.

Federal Home Loan Bank of Pittsburgh ("FHLB-Pgh")

Peoples Bank is a member of the FHLB-Pgh, which is one of 11 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region. Each FHLB makes loans to members in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member, each bank must purchase and maintain stock in the FHLB.

Brokered Deposits

Section 29 of the Federal Deposit Insurance Act and FDIC regulations generally limit the ability of any bank to accept, renew or roll over any brokered deposit unless it is "well capitalized" or, with the FDIC's approval, "adequately capitalized." On December 15, 2020, the FDIC issued rules to revise brokered deposit regulations in light of modern deposit-taking methods. The rules established a new framework for certain provisions of the "deposit broker" definition and amended the FDIC's interest rate methodology calculating rates and rate caps. The rules became effective on April 1, 2021 and, to date, there has been no material impact to either the Company or Peoples Bank from the rules.

Cybersecurity

The federal banking regulators have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack. In addition, all federal and state banking regulators continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams.

On November 18, 2021, the federal banking regulators issued a final rule to improve the sharing of information about cyber incidents that may affect the U.S. banking system. The rule requires a banking organization to notify its primary federal regulator of any significant computer-security incident as soon as possible and no later than 36 hours after the banking organization determines that a cyber-incident has occurred. Notification is required for incidents that have materially affected—or are reasonably likely to materially affect—the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. In addition, the rule requires a bank service provider to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect banking organization customers for four or more hours. The rule became effective May 1, 2022.

Inflation Reduction Act

On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law. The IRA introduces a 15% corporate alternative minimum tax ("AMT") based primarily on consolidated adjusted GAAP net income with a minimum threshold of $1 billion. The corporate AMT provisions are effective for taxable years beginning after December 31, 2022. The details of the computation will be subject to regulations to be issued by the UST. Our current net income levels are well below the $1 billion threshold, but we will monitor regulatory developments and will continue to evaluate the impact, if any, of the corporate AMT.

The IRA imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2022. The total taxable value of shares repurchased is reduced by the fair market value of any newly issued shares during the taxable year, including stock issued to employees. Peoples' stock repurchase activity in 2023 resulted in an excise tax of $52 thousand.

Future Legislation

Proposed legislation is introduced in almost every legislative session that would dramatically affect the regulation of the banking industry. We cannot predict if any such legislation will be adopted nor if adopted how it would affect our business. Past history has demonstrated that new legislation or change to existing laws or regulations usually results in greater compliance burden and therefore generally increases the cost of doing business.

Availability of Securities Filings

We maintain an Internet website at www.psbt.com. We make available free of charge through the "Investor Relations" link on our Internet website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our internet website and the information contained therein are not incorporated into this Form 10-K. In addition, copies of our annual report will be made available, free of charge, upon written request.

Item 1A.   Risk Factors.

In addition to the other information set forth in this report, one should carefully consider the factors discussed below, which could materially affect our business, financial condition or future results. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be insignificant also may materially adversely affect our business, financial condition and/or operating results.

Risks Relating to the Economy and Market Area

Negative developments affecting the banking industry, and resulting media coverage, have eroded customer confidence in the banking system.

Negative developments affecting the banking industry in 2023, high profile bank failures and resulting media coverage and fallout, eroded consumer confidence in the safety and soundness of the banking system and generated significant market volatility among publicly traded bank holding companies and, in particular, regional banks like the Company. As a result, customers may choose to maintain deposits with larger financial institutions or invest in higher yielding short-term fixed income securities, all of which could materially adversely impact the Company's liquidity, loan funding capacity, net interest margin, capital and results of operations. While the Department of the Treasury, the Federal Reserve, and the FDIC have made statements ensuring that depositors of these recently failed banks would have access to their deposits, including uninsured deposit accounts, there is no guarantee that such actions will be successful in restoring customer confidence in regional banks and the banking system more broadly.

Changes in U.S. or regional economic conditions could have an adverse effect on the Company's business, financial condition and results of operations.

The Company's business activities and earnings are affected by general business conditions in the United States and in the market areas the Company operates. These conditions include short-term and long-term interest rates, inflation, unemployment levels, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally and, in particular, the Company's market area. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; global pandemics, natural disasters or acts of terrorism or outbreak of domestic or international hostilities; or a combination of these or other factors. In particular, prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expense related to talent acquisition and retention, and negatively impacting the demand for our products and services. Additionally, inflation may lead to a decrease in consumer purchasing power and increase default rates on loans.

Economic pressure on consumers and uncertainty regarding continuing economic improvement may result in changes in consumer and business spending, borrowing and savings habits. Elevated levels of unemployment, declines in the values of real estate, extended federal government shutdowns, or other events that affect household and/or corporate incomes could impair the ability of the Company's borrowers to repay their loans in accordance with their terms and reduce demand for banking products and services.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. We compete actively with other Pennsylvania, New Jersey and New York financial institutions, many larger than us, as well as with financial and non-financial institutions headquartered elsewhere. Commercial banks, savings banks, savings and loan associations, credit unions, and money market funds actively compete for deposits and loans. Such institutions, as well as consumer finance, insurance companies and brokerage firms, may be considered competitors with respect to one or more services they render. Many of the institutions with which we compete have substantially greater resources and lending limits and may offer certain services that we do not or cannot provide. Our profitability depends upon our ability to successfully compete in our market area.

The soundness of other financial services institutions may adversely affect our credit risk.

We rely on other financial services institutions through trading, clearing, counterparty, and other relationships. We maintain limits and monitor concentration levels of our counterparties as specified in our internal policies. Our reliance on other financial services institutions exposes us to credit risk in the event of default by these institutions or counterparties. These losses could adversely affect our results of operations and financial condition.

Risks Related to Peoples' Pending Merger with FNCB

Because the market price of Peoples common stock will fluctuate, the value of the merger consideration to be issued by Peoples may change.

On September 27, 2023, Peoples announced the Merger Agreement with FNCB, pursuant to which FNCB will merge with and into Peoples, with Peoples as the surviving entity. Under the terms of the Merger Agreement, each share of FNCB common stock (other than certain shares held by FNCB or Peoples), will be converted into the right to receive 0.1460 shares of common stock of Peoples. The closing price of Peoples common stock on the date that the merger is completed may vary from the closing price of Peoples common stock on the date Peoples and FNCB announced the signing of the Merger Agreement and the date of the special meetings of Peoples and FNCB's shareholders regarding the merger. Because the merger consideration is determined by a fixed exchange ratio, Peoples will not know or be able to calculate the value of the shares of common stock it will issue to FNCB shareholders upon completion of the merger. Any change in the market price of Peoples common stock prior to completion of the merger may affect the value of the merger consideration. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the companies' respective businesses, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of Peoples and FNCB.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the Merger Agreement may be completed, various approvals must be obtained from bank regulatory authorities. In determining whether to grant these approvals, the applicable regulatory authorities consider a variety of factors, including the competitive impact of the proposal in the relevant geographic markets; financial, managerial and other supervisory considerations of each party; convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries under the Community Reinvestment Act of 1977 and the regulations promulgated thereunder; effectiveness of the parties in combating money laundering activities; any significant outstanding supervisory matters; and the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. These regulatory authorities may impose conditions on the granting of such approvals. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on the combined company following the merger. The regulatory approvals may not be received at all, may not be received in a timely fashion, or may contain conditions on the completion of the mergers that are not anticipated or cannot be met. Furthermore, such conditions or changes may constitute a burdensome condition that may allow Peoples or FNCB to terminate the Merger Agreement and Peoples or FNCB may exercise such right to terminate the Merger Agreement. If the consummation of the merger is delayed, including by a delay in receipt of necessary regulatory approvals, the business, financial condition and results of operations of Peoples may also be materially and adversely affected.

Failure of the merger to be completed, the termination of the Merger Agreement or a significant delay in the consummation of the merger could negatively impact Peoples.

The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. These conditions to the consummation of the merger may not be fulfilled and, accordingly, the merger may not be completed. In addition, if the merger is not completed by September 27, 2024, either Peoples or FNCB may choose to terminate the Merger Agreement at any time after that date if the failure of the effective time to occur on or before that date is not caused by any breach of the Merger Agreement by the party electing to terminate the Merger Agreement. If the merger is not consummated, the ongoing business, financial condition and results of operations of Peoples may be materially adversely affected and the market price of Peoples common stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be consummated. If the merger is not completed for any reason, including as a result of Peoples shareholders failing to approve the Peoples merger proposal or FNCB shareholders failing to approve the FNCB merger proposal, there may be various adverse consequences and Peoples and/or FNCB may experience negative reactions from the financial markets and from their respective customers and employees.

In addition, Peoples has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement. If the merger is not completed, Peoples would have to recognize these expenses without realizing the expected benefits of the merger. Any of the foregoing, or other risks arising in connection with the failure of or delay in consummating the merger, including the diversion of management attention from pursuing other opportunities and the constraints in the Merger Agreement on the ability to make significant changes to Peoples' ongoing business during the pendency of the merger, could have a material adverse effect on Peoples' business, financial condition and results of operations. If the Merger Agreement is terminated and Peoples' Board of Directors seeks another merger or business combination, Peoples shareholders cannot be certain that it will be able to find a party willing to engage in a transaction on more attractive terms than the merger with FNCB.

Peoples will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers (including depositors and borrowers), suppliers and vendors may have an adverse effect on the business, financial condition and results of operations of Peoples. These uncertainties may impair Peoples' ability to attract, retain and motivate key personnel and customers (including depositors and borrowers) pending the consummation of the merger, as such personnel and customers may experience uncertainty about their future roles and relationships following the consummation of the merger. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with Peoples to seek to change existing business relationships with Peoples or fail to extend an existing relationship with Peoples. In addition, competitors may target Peoples' existing customers by highlighting potential uncertainties and integration difficulties that may result from the merger.

The pursuit of the merger and the preparation for the integration may place a burden on Peoples' management and internal resources. Until the completion of the merger, Peoples must continue to operate independently. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on Peoples' business, financial condition and results of operations. In addition, the Merger Agreement restricts each party from taking certain actions without the other party's consent while the merger is pending. These restrictions could have a material adverse effect on Peoples' business, financial condition and results of operations.

The Merger Agreement contains provisions that may discourage other companies from pursuing, announcing or submitting a business combination proposal to Peoples that might result in greater value to Peoples' shareholders.

The Merger Agreement contains provisions that may discourage a third party from pursuing, announcing or submitting a business combination proposal to Peoples that might result in greater value to Peoples' shareholders than the merger with FNCB. These provisions include a general prohibition on Peoples from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. Furthermore, if the merger agreement is terminated, under certain circumstances, Peoples may be required to pay FNCB a termination fee equal to $4.8 million. Peoples also has an obligation to submit its merger-related proposals to a vote by its shareholders, including if Peoples receives an unsolicited proposal that Peoples' Board of Directors believes is superior to the merger, unless the Merger Agreement is terminated by Peoples under certain conditions described in the Merger Agreement.

Combining Peoples and FNCB may be more difficult, costly or time-consuming than expected, and Peoples and FNCB may fail to realize the anticipated benefits of the mergers.

The success of the mergers will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of Peoples and FNCB. To realize the anticipated benefits and cost savings from the mergers, Peoples and FNCB must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized, without adversely affecting current revenues and future growth. If Peoples and FNCB are not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully, or at all, or may take longer to realize than expected. In addition, the actual cost savings of the mergers could be less than anticipated, and integration may result in additional and unforeseen expenses.

An inability to realize the full extent of the anticipated benefits of the mergers and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the surviving corporation following the completion of the mergers, which may adversely affect the value of the common stock of the surviving corporation following the completion of the mergers. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies' ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the mergers.

Following the mergers, the size of the business of the surviving corporation will increase beyond the current size of either Peoples' or FNCB's business. The surviving corporation's future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. In connection with the merger, Peoples will assume FNCB's outstanding indebtedness. Peoples' existing debt, together with any future incurrence of additional indebtedness, and the assumption of FNCB's outstanding indebtedness, could have important consequences for the surviving corporation's creditors and the surviving corporation's shareholders, potentially restricting or limiting Peoples capital and liquidity, There can be no assurances that the surviving corporation will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the mergers.

Litigation against Peoples or FNCB, or the members of Peoples' or FNCB's Board of Directors, could prevent or delay the completion of the merger.

Purported shareholder plaintiffs have asserted legal claims related to the merger. The results of any such potential legal proceeding is difficult to predict and such legal proceedings could delay or prevent the merger from being completed in a timely manner. Moreover, any litigation could be time consuming and expensive, and could divert attention of Peoples' and FNCB's respective management teams away from their companies' regular business. Any lawsuit adversely resolved against Peoples, FNCB, or members of their respective boards of directors, could have a material adverse effect on each party's business, financial condition and results of operations.

One of the conditions to the consummation of the merger is the absence of any law, order, decree or injunction (whether temporary, preliminary or permanent) or other action taken by the governmental authority of competent jurisdiction that restricts, enjoins or prohibits or makes illegal the consummation of the transactions contemplated by the Merger Agreement, including the merger. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed or any regulatory proceeding and a claimant secures injunctive or other relief or a governmental authority issues an order or other directive restricting, prohibiting or making illegal the completion of the transactions contemplated by the Merger Agreement, including the merger, then such injunctive or other relief may prevent the merger from being completed in a timely manner or at all.

Risks related to interest rates

Changes in interest rates could adversely impact our financial condition and results of operations.

The Company's profitability is dependent to a large extent on its net interest income, which is the difference between the interest income paid on its loans and investments and the interest the Company pays to third parties such as its depositors, lenders and debtholders. Changes in interest rates can impact profits and the fair values of certain assets and liabilities. Models that the Company uses to forecast and plan for the impact of rising and falling interest rates may fail to consider the impact of competition and other conditions affecting loans and deposit cash flow assumptions.
Periods of unusually low or volatile interest rates have a material effect on the Company's earnings. For example, during the first quarter of 2020, in response to the COVID-19 pandemic, the Federal Reserve reduced the target Federal Funds rate to between zero and 0.25%. During 2022, the Federal Reserve began to increase this rate. Rate increases continued throughout 2022, and into 2023. In July of 2023, rates were increased to and remain currently at a range between 5.25% and 5.50%. Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In an interest rate environment such as the one we are currently experiencing, loan origination and refinancing activity may decline and the rate of interest we pay on our interest-bearing deposits, borrowings, and other liabilities may increase more quickly than the rate of interest we receive on loans, securities, and other earning assets.

Increases in interest rates and economic conditions affecting consumer demand for housing can have a material impact on the volume of mortgage originations and refinancing, adversely affecting the profitability of the mortgage banking business. Interest rate risk can also result from mismatches between the dollar amounts of repricing or maturing assets and liabilities and from mismatches in the timing and rates at which the assets and liabilities reprice. The Company actively monitors and manages the balances of maturing and repricing assets and liabilities to reduce the adverse impact of changes in interest rates, but there can be no assurance that the Company will be able to avoid material adverse effects on net interest margin in all market conditions. Rising interest rates in prior periods have increased interest expense, with a commensurate negative effect on net interest income, but may not be expected to do so in future periods. In a rising rate environment, competition for cost-effective deposits increases, making it more costly for the Company to fund loan growth. Rapid and unexpected volatility in interest rates creates additional uncertainty and potential for adverse financial effects. There can be no assurance that the Company will not be materially adversely affected by future changes in interest rates.

Rising interest rates have decreased the value of the Company's securities portfolio, and the Company would realize losses if it were required to sell such securities to meet liquidity needs.

As a result of inflationary pressures and the resulting rapid increases in interest rates over the last year, the trading value of previously issued government and other fixed income securities has declined significantly. These securities make up a majority of the securities portfolio of most banks in the U.S., including the Company, resulting in unrealized losses embedded in the held to maturity and available for sale portion of U.S. banks' securities portfolios. While the Company does not currently intend to sell these securities, if the Company were required to sell such securities to meet liquidity needs, it may incur losses, which could impair the Company's capital, financial condition, and results of operations and require the Company to raise additional capital on unfavorable terms, thereby negatively impacting its profitability. While the Company has taken actions to maximize its funding sources, there is no guarantee that such actions will be successful or sufficient in the event of sudden liquidity needs. Furthermore, while the Federal Reserve Board has announced a Bank Term Funding Program available to eligible depository institutions secured by U.S. treasuries, agency debt and mortgage-backed securities, and other qualifying assets as collateral at par, to mitigate the risk of potential losses on the sale of such instruments, there is no guarantee that such programs will be effective in addressing liquidity needs as they arise, or that such programs would continue to be offered in the future. The Federal Reserve has recently announced the Bank Term Funding Program will not be extended and will end on March 11, 2024.

Changes in interest rates could affect our investment values and impact comprehensive income and stockholders' equity.

At December 31, 2023, we had approximately $398.9 million of securities available for sale. These securities are carried at fair value on our consolidated balance sheets. Unrealized gains or losses on these securities, that is, the difference between the fair value and the amortized cost of these securities, are reflected in stockholders' equity, net of deferred taxes. As of December 31, 2023, our available for sale securities had an unrealized loss, net of taxes, of approximately $40.3 million. The fair value of our available for sale securities is subject to interest rate change, which would not affect recorded earnings, but would increase or decrease comprehensive income (loss) and stockholders' equity.

Our results of operations may be materially and adversely affected by impairment charges relating to our investment portfolio.

Numerous factors, including the lack of liquidity for re-sales of certain investment securities, the absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse regulatory actions or unanticipated changes in the competitive environment, could have a negative effect on our investment portfolio in future periods. A security is considered impaired if the fair value of the security is less than its amortized cost basis (excluding fair value hedge accounting adjustments from active portfolio layer method hedges).

Management periodically evaluates investments for impairment and utilizes criteria such as the magnitude of the decline, in addition to the reasons underlying the decline, to determine whether impairment is due to credit losses.

If Management concludes that it does not intend to sell an impaired security and it is not more likely than not required to sell an impaired security before recovery of its amortized cost basis (except for fair value hedge accounting adjustments from active portfolio layer method hedges), the Company will record the portion of the impairment related to credit losses (if any) in an ACL with an offsetting entry to net income. If an impairment charge is significant enough, it could affect our ability to pay dividends, which could materially adversely affect us and our ability to pay dividends to shareholders. Significant impairment charges could also negatively impact our regulatory capital ratios and result in us not being classified as "well-capitalized" for regulatory purposes.

Risks related to asset quality

We are subject to credit risk in connection with our lending activities, and our financial condition and results of operations may be negatively impacted by economic conditions and other factors that adversely affect our borrowers.

Lending money is a significant part of the banking business and interest income on our loan portfolio is the principal component of our revenue. Our financial condition and results of operations are affected by the ability of our borrowers to repay their loans, and in a timely manner. Borrowers, however, do not always repay their loans. The risk of non-payment is assessed through our underwriting and loan review procedures based on several factors including credit risks of a particular borrower, changes in economic conditions, the duration of the loan and in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors. Despite our efforts, we do and will experience loan and lease losses, and our financial condition and results of operations will be adversely affected. Our loans which were between 30 and 89 days delinquent on December 31, 2023 totaled $3.2 million. Our nonperforming assets were approximately $5.0 million on December 31, 2023. Our ACL was approximately $21.9 million on December 31, 2023.

Our Company's business is primarily concentrated in the Eastern Pennsylvania market area which exposes us to a risk of loss associated with the region.

At December 31, 2023, $360.8 million or 12.7 percent, of our loan portfolio consisted of residential mortgage loans and $1.9 billion or 65.4 percent, of our loan portfolio consisted of commercial real estate loans. In addition, $543.7 million or 19.1 percent of our loan portfolio consisted of taxable and non-taxable commercial loans. A majority of these loans are made to borrowers or secured by properties located in Eastern Pennsylvania. Deterioration in economic conditions in this market area, particularly in the industries on which this geographic area depend, or a general decline in economic conditions may adversely affect the quality of our loan portfolio (including the level of nonperforming assets, charge offs and provision for loan losses) and demand for our products and services, and, accordingly, our results of operations. Future declines in real estate values in the region could also cause some of our mortgage and commercial real estate loans to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

We make commercial and industrial, construction, and commercial real estate loans, which present greater risks than other types of loans.

As of December 31, 2023, approximately 84.5 percent of our loan portfolio consisted of commercial and industrial, construction, and commercial real estate loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because our loan portfolio contains a significant number of commercial and industrial, construction, and commercial real estate loans some of which have large balances, the deterioration of one or a few of these loans could cause a significant increase in nonperforming loans. An increase in nonperforming loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Commercial real estate loans totaled $1.87 billion at December 31, 2023 or 65.4 percent of our loan portfolio. The commercial real estate market poses risks of loss to us because of the concentration of commercial real estate loans in our loan portfolio, and the lack of diversity in risk associated with such a concentration. Banking regulators have been giving and continue to give commercial real estate lending greater scrutiny, and banks with larger commercial real estate loan portfolios are expected by their regulators to implement improved underwriting, internal controls, risk management policies and portfolio stress-testing practices to manage risks associated with commercial real estate lending. If our banking regulators determine that our commercial real estate lending activities are particularly risky and are subject to heightened scrutiny, we may incur significant additional costs or be required to restrict certain of our commercial real estate lending activities. Additional losses or regulatory requirements related to our commercial real estate loan concentration could materially adversely affect our business, financial condition and results of operations.

Our ACL may not be adequate to absorb actual loan losses, and we may be required to make further provisions for credit losses and charge off additional loans in the future, which could materially and adversely affect our business.

We attempt to maintain an ACL, established through a provision for credit losses accounted for as an expense, which is adequate to absorb losses inherent in our loan portfolio. If our ACL is inadequate, it may have a material adverse effect on our financial condition and results of operations.

The determination of the ACL involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our ACL. Increases in nonperforming loans have a significant impact on our ACL. Our ACL may not be adequate to absorb actual loan losses. If conditions in our regional real estate markets decline, we could experience increased delinquencies and credit losses, particularly with respect to real estate construction and land acquisition and development loans and one-to-four family residential mortgage loans. Moreover, if the economy slows, the negative impact to our market areas could result in higher delinquencies and credit losses. As a result, we will continue to make provisions for credit losses and to charge off additional loans in the future, which could materially adversely affect our financial conditions and results of operations.

In addition to our internal processes for determining loss allowances, bank regulatory agencies periodically review our ACL and may require us to increase the provision for credit losses, to recognize further loan charge-offs, or to take other actions, based on judgments that differ from those of our management. If loan charge-offs in future periods exceed the ACL, we will need to increase our ACL. Furthermore, growth in our loan portfolio would generally lead to an increase in the provision for credit losses. Provisions for credit losses will result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, and results of operations and cash flows.

Risks related to liquidity

Liquidity is essential to our business.

An inability to raise funds through deposits, borrowings, the sale of securities or loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Although we have historically been able to replace maturing deposits and borrowings as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of our lenders or market conditions were to change.

Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of the Bank, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as we and other banks experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers (i) spread deposits among several different banks so as to maximize their amount of FDIC insurance, (ii) move deposits to larger banks (who may be considered "too big to fail"), or (iii) remove deposits from the banking system entirely. As of December 31, 2023, approximately 14.0% of our deposits were uninsured and uncollateralized. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

Our holding company is dependent for liquidity on payments from Peoples Bank, which payments are subject to restrictions.

We depend on dividends, distributions and other payments from Peoples Bank to fund dividend payments to our shareholders, if any, and to fund all payments on obligations of our holding company. Peoples Bank is subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from Peoples Bank to us. Restrictions or regulatory actions of that kind could impede our access to funds that we may need to make payments on our obligations or dividend payments, if any. In addition, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. Holders of our common stock are entitled to receive dividends if and when declared from time to time by our Board of Directors in its sole discretion out of funds legally available for that purpose.

Business Risks

The requirement to record certain assets and liabilities at fair value may adversely affect our financial results.

We report certain assets, including available for sale investment securities, at fair value. Generally, for assets that are reported at fair value we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we record these assets at their estimated fair value, we may incur losses even if the asset in question presents minimal credit risk. The level of interest rates can impact the estimated fair value of investment securities. Disruptions in the capital markets may require us to recognize impairments in future periods with respect to investment securities in our portfolio. The amount and timing of any impairment recognized will depend on the severity and duration of the decline in fair value of our investment securities and our estimation of the anticipated recovery period.

Changes in the value of goodwill and intangible assets could reduce our earnings.

We account for goodwill and other intangible assets in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which, in general, requires that goodwill not be amortized, but rather that it be tested for impairment at least annually at the reporting unit level using the two step approach. Testing for impairment of goodwill and intangible assets is performed annually, or more frequently if market factors change, and involves the identification of reporting units and the estimation of fair values. The estimation of fair values involves a high degree of judgment and subjectivity in the assumptions used. At December 31, 2023, we completed a qualitative goodwill impairment test to determine if it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of the Company is less than its carrying value, including goodwill, as described by the GAAP methodology. Based on this analysis, we concluded it is more likely than not that the fair value of the Company, as of December 31, 2023, is higher than its carrying value, and, therefore, goodwill is not considered impaired and no further testing is required. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions, the stock market, interest rates and other external factors (such as global pandemics or natural disasters) may occur from time to time, often with great unpredictability, and may materially impact the fair value of publicly traded financial institutions and could result in an impairment charge at a future date.

Our future pension plan costs and contributions could be unfavorably impacted by the factors that are used in the actuarial calculations.

We maintain a non-contributory defined benefit pension plan, which was frozen in 2008. The costs for this legacy pension plan are dependent upon a number of factors, such as the rates of return on plan assets, discount rates, the level of interest rates used to measure the required minimum funding levels of the plans, future government regulation and required or voluntary contributions made to the plans. Without sustained growth in the pension investments over time to increase the value of our plan assets and depending upon the other factors impacting net income as listed above, we could be required to fund the plan with higher amounts of cash than are anticipated by our actuaries. Such increased funding obligations could have a material impact on our liquidity by reducing our cash flows.

We need to continually attract and retain qualified personnel for our operations.

Our ability to provide high-quality customer service and to operate efficiently and profitably is dependent on our ability to attract and retain qualified individuals for key positions within the organization. We rely heavily on our executive officers and employees. The loss of certain executive officers or employees could have an adverse effect on us because, as a community bank, the executive officers and employees typically have more responsibility than would be typical at a larger financial institution with more employees. In addition, due to our size as a community bank, we have fewer management-level and other personnel who are in position to succeed to and assume the responsibilities of certain existing executive officers and employees. If we expand geographically or expand to provide non-banking services, current management may not have the necessary experience for successful operation in these new areas. There is no guarantee that management would be able to meet these new challenges or that we would be able to retain new officers or personnel with the appropriate background and expertise.

Our disclosure controls and procedures and our internal control over financial reporting may not achieve their intended objectives.

We maintain disclosure controls and procedures designed to ensure that we timely report information as specified in the rules and forms of the SEC. We also maintain a system of internal control over financial reporting. These controls may not achieve their intended objectives. Control processes that involve human diligence and compliance, such as our disclosure controls and procedures and internal control over financial reporting, are subject to lapses in judgment and breakdowns resulting from human failures. Controls can also be circumvented by collusion or improper management override. Because of such limitations, there are risks that material misstatements due to error or fraud may not be prevented or detected and that information may not be reported on a timely basis. If our controls are not effective, it could have a material adverse effect on our financial condition, results of operations, and market for our common stock, and could subject us to regulatory scrutiny.

We are exposed to environmental liabilities with respect to real estate.

We currently operate 28 branch offices, and own additional real estate. In addition, a significant portion of our loan portfolio is secured by real property. In the course of our business, we may foreclose, accept deeds in lieu of foreclosure, or otherwise acquire real estate, and in doing so could become subject to environmental liabilities with respect to these properties. We may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Although we have policies and procedures to perform an environmental review before acquiring title to any real property, these may not be sufficient to detect all potential environmental hazards. If we were to become subject to significant environmental liabilities, it could materially and adversely affect us.

Our operations could be interrupted if certain external vendors on which we rely experience difficulty, terminate their services or fail to comply with applicable laws and regulations.

We depend to a significant extent on relationships with third party service providers. Specifically, we utilize third party core banking services and receive credit card and debit card services, branch capture services, Internet banking services and services complementary to our banking products from various third party service providers. If these third party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. It may be difficult for us to replace some of our third party vendors, particularly vendors providing our core banking, credit card and debit card services, in a timely manner if they were unwilling or unable to provide us with these services in the future for any reason. If an interruption were to continue for a significant period of time, it could have a material adverse effect on our business, financial condition or results of operations. Even if we are able to replace them, it may be at higher cost to us or on terms that are less favorable to us than those currently provided by our existing third party service providers, which could have a material adverse effect on our business, financial condition or results of operations. In addition, if a third party provider fails to provide the services we require, fails to meet contractual requirements, such as compliance with applicable laws and regulations, or suffers a cyber-attack or other security breach, our business could suffer economic and reputational harm that could have a material adverse effect on our business, financial condition or results of operations.

Our use of third party vendors and our other ongoing third party business relationships are subject to regulatory requirements and attention.

We regularly use third party vendors as part of our business. We also have substantial ongoing business relationships with other third parties. These types of third party relationships are subject to demanding regulatory requirements and attention by our bank regulators. Banking regulations requires us to perform due diligence, ongoing monitoring and maintain control over our third party vendors and other ongoing third party business relationships. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect on our business, financial condition or results of operations.

Demand for the Company's services is influenced by general economic and consumer trends beyond the Company's control, including events such as global pandemics and geopolitical conflicts

There can be no assurance that our business and corresponding financial performance will not be adversely affected by general economic or consumer trends or events, including pandemics, public health crises, weather catastrophes, acts of terrorism, war, and political instability. In particular, global economic markets have seen extensive volatility since the outbreak of the COVID-19 pandemic, and the war between Russia and Ukraine, the war between Israel and Hamas, and the possibility for further conflict in the Middle East, the closing of certain financial institutions by regulators in March 2023, and political instability within the United States. These events have created, and may continue to create, significant disruption of the global economy, supply chains and financial and labor markets. If such conditions continue, recur or worsen, this may have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, such economic conditions have produced downward pressure on share prices and on the availability of credit for financial institutions and corporations while also driving up interest rates, further complicating borrowing and lending activities. If current levels of market disruption and volatility continue or increase, the Company might experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability.

Information Security Risks

Our financial performance may suffer if our information technology is unable to keep pace with growth or industry developments.

Effective and competitive delivery of our products and services is increasingly dependent upon information technology resources and processes, both those provided internally as well as those provided through third party vendors. In addition to better serving customers, the effective use of technology increases efficiency and enables us to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Many of our competitors have greater resources to invest in technological improvements. Additionally, as technology in the financial services industry changes and evolves, keeping pace becomes increasingly complex and expensive for us. There can be no assurance that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to compete effectively.

A failure in or a breach of our information systems or infrastructure, including as a result of cyber-attacks, could disrupt our business, damage our reputation, and could have a material adverse effect on our business, financial condition and results of operations.

In the ordinary course of our business activities, including the ongoing maintenance of deposits, loan and other account relationships for our customers, receiving instructions and effecting transactions for those customers and other users of our products and services, we regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others. In addition to confidential information regarding our customers, employees and others, we, and in some cases a third party, compile, process, transmit and store proprietary, non-public information concerning our business, operations, plans and strategies.

Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. We rely on digital technologies, computer and email systems, software, and networks to conduct secure processing, transmission and storage of confidential information. In addition, to access our products and services, our customers may use personal smart phones, tablet PCs and other mobile devices that are beyond our control systems. Our technologies, systems, and networks (including such third-party information technology platforms on which our business depends) and our customers' devices have been subject to, and are likely to continue to be the target of, cyber-attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in the unauthorized use, loss or destruction of our or our customers' or third parties' confidential information, or otherwise disrupt our or our customers' or other third parties' business operations.

In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers have engaged in attacks against large financial institutions, particularly denial of service attacks, that are designed to disrupt key business services, such as customer-facing web sites. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources.

Although we use a variety of physical, procedural and technological safeguards to protect confidential information from mishandling, misuse or loss, these safeguards cannot provide assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of the information did occur, those events will be promptly detected and addressed. A failure in or breach of our operational or information security systems, or those of a third-party service provider, as a result of cyber-attacks or information security breaches or otherwise could have a material adverse effect on our business, damage our reputation, increase our costs and/or cause significant losses. Furthermore, because some of our employees are working remotely from their homes, there is an increased risk of disruption to our operations because our employees' residential networks and infrastructure may not be as secure as our office environment. As information security risks and cyber threats continue to evolve, we may be required to expend substantial resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

If information security is breached, despite the controls we and our third-party vendors have instituted, information can be lost or misappropriated, resulting in financial loss or costs to us or damages to others. These costs or losses could materially exceed the amount of insurance coverage, if any, which would adversely affect our earnings. In addition, our reputation could be damaged which could result in loss of customers, greater difficulty in attracting new customers, or an adverse effect on the value of our common stock.

Risks Related to Our Common Stock

Our ability to pay dividends or repurchase shares is subject to limitations.

Our ability to pay dividends on or repurchase shares of our stock depends upon our receipt of dividends from Peoples Bank. Additionally, our ability to pay dividends is limited by Pennsylvania corporate law and by federal banking regulations. Under Pennsylvania law, we may not pay a dividend if, after payment, we could not pay our debts as they become due in the usual course of business or our total assets would be less than our total liabilities. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition.

As a state-chartered bank, Peoples Bank is subject to regulatory restrictions on the payment and amounts of dividends under the Pennsylvania Banking Code. Further, Peoples Bank's ability to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that Peoples Bank will be able to pay dividends. Our failure to pay dividends could have a material adverse effect on the market price of our common stock.

Risks Related to Potential Future Transactions

Acquisitions by us, including the proposed merger with FNCB, or any future proposal, would or could dilute existing shareholders' ownership of Peoples and may cause us to become more susceptible to adverse economic events.

In connection with the pending merger with FNCB, we will issue approximately 2,927,122 shares of Common Stock to FNCB shareholders. Additionally, we may issue shares of our common stock in connection with future acquisitions and other investments, which would dilute existing shareholders' ownership interests in Peoples. While there is no assurance that these transactions will occur, or that they will occur on terms favorable to us, future business acquisitions could be material to us, and the degree of success achieved in acquiring and integrating these businesses could have a material effect on the value of our common stock. In addition, these acquisitions could require us to expend substantial cash or other liquid assets or to incur debt, which could cause us to become more susceptible to economic downturns and competitive pressures.

Our governing documents, Pennsylvania law, and current policies of our Board of Directors contain provisions which may reduce the likelihood of a change in control transaction that may otherwise be available and attractive to shareholders.

Our articles of incorporation and bylaws contain certain anti-takeover provisions that may make it more difficult or expensive or may discourage a tender offer, change in control or takeover attempt that is opposed by our Board of Directors. In particular, the articles of incorporation and bylaws: classify our Board of Directors into three groups, so that shareholders elect only approximately one-third of the board each year; require our shareholders to give us advance notice to nominate candidates for election to the Board of Directors or to make shareholder proposals at a shareholders' meeting; and require the affirmative vote of the holders of at least 75 percent of our common stock to approve amendments to our bylaws or to approve certain business combinations that have not received the support of two-thirds of our Board of Directors. These provisions of our articles of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of our shareholders may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of our Board of Directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

In addition, anti-takeover provisions in Pennsylvania law could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. For example, Pennsylvania law may restrict a third party's ability to obtain control of Peoples and may prevent shareholders from receiving a premium for their shares of our common stock. Pennsylvania law also provides that our shareholders are not entitled by statute to propose amendments to our articles of incorporation.

Our ability to make opportunistic acquisitions is subject to significant risks, including the risk that regulators will not provide the requisite approvals.

We may make opportunistic whole or partial acquisitions of other banks, branches, financial institutions, or related businesses from time to time that we expect may further our business strategy. Any possible acquisition will be subject to regulatory approval, and there can be no assurance that we will be able to obtain such approval in a timely manner or at all. Even if we obtain regulatory approval, these acquisitions could involve numerous risks, including lower than expected performance or higher than expected costs, difficulties related to integration, diversion of management's attention from other business activities, changes in relationships with customers, and the potential loss of key employees. In addition, we may not be successful in identifying acquisition candidates, integrating acquired institutions, or preventing deposit erosion or loan quality deterioration at acquired institutions. Competition for acquisitions can be highly competitive, and we may not be able to acquire other institutions on attractive terms. There can be no assurance that we will be successful in completing or will even pursue future acquisitions, or if such transactions are completed, that we will be successful in integrating acquired businesses into operations. Our ability to grow may be limited if we choose not to pursue or are unable to successfully make acquisitions in the future.

Risks Related to Government Regulation

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by certain state and federal agencies including the FDIC, the Federal Reserve Board and the Pennsylvania Department of Banking. Such regulation and supervision govern the activities in which we may engage and are intended primarily to ensure the safety and soundness of financial institutions. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of assets and determination of the level of the ACL. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on us and our operations. There also are several federal and state statutes which regulate the obligation and liabilities of financial institutions pertaining to environmental issues. In addition to the potential for attachment of liability resulting from our own actions, we may be held liable under certain circumstances for the actions of our borrowers, or third parties, for environmental problems on properties that collateralize loans held by us. Further, the liability has the potential to far exceed the original amount of a loan.

Any regulatory examination scrutiny or new regulatory requirements arising from the recent events in the banking industry could increase the Company's expenses and affect the Company's operations.

The Company anticipates increased regulatory scrutiny – in the course of routine examinations and otherwise – and new regulations directed towards banks of similar size to Peoples Bank, designed to address the recent negative developments in the banking industry, all of which may increase the Company's costs of doing business and reduce its profitability. Among other things, there may be an increased focus by both regulators and investors on deposit composition, the level of uninsured deposits and liquidity. As primarily a commercial bank, Peoples Bank has a high degree of uninsured deposits compared to larger national banks or smaller community banks with a stronger focus on retail deposits. As a result, Peoples Bank could face increased scrutiny or be viewed as higher risk by regulators and the investor community. Also, as a result of the recent bank failures, future FDIC deposit assessments are expected to increase and may have a material impact of the Company's profitability.

We are subject to changes in accounting policies or accounting standards.

From time to time, the Financial Accounting Standards Board ("FASB") and the SEC change their guidance governing the form and content of our external financial statements. In addition, accounting standard setters and those who interpret GAAP, such as the FASB, SEC, banking regulators and our outside auditors, may change or even reverse their previous interpretations or positions on how these standards should be applied. GAAP and changes in current interpretations are beyond our control, can be hard to predict and could materially impact how we report our financial results and condition. In certain cases, we could be required to apply a new or revised guidance retroactively or apply existing guidance differently (also retroactively) which may result in our restating prior period financial statements for material amounts.

We may be subject to more stringent capital requirements in the future, which may adversely affect our net income and future growth.

Future increases, if any, in minimum capital requirements could adversely affect our net income. Furthermore, our failure to comply with the minimum capital requirements could result in our regulators taking formal or informal actions against us which could restrict our future growth or operations.

The regulations issued by the CFPB have increased and may continue to increase our costs of operations.

The CFPB has broad powers to supervise and enforce consumer protection laws and broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB considers whether additional rules are needed and has direct examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks with $10 billion or less in assets, like us, are examined for compliance with these consumer laws by their primary bank regulators. Dodd-Frank permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Increases in FDIC insurance premiums may adversely affect our earnings.

Our deposits are insured by the FDIC up to legal limits and, accordingly, we are subject to FDIC deposit insurance assessments. Should our supervisory rating be lowered or our unsecured debt increase, we may be required to pay an increased assessment. More generally, should the designated reserve ratio of the FDIC Deposit Insurance Fund be raised or the fund suffer losses, we may be required to pay an increased assessment, which may adversely impact our earnings.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach.

Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions, increased insurance cost and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social and governance ("ESG") practices may impose additional costs on the Company or expose it to new or additional risks.

As a regulated financial institution and a publicly traded company, we face increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, and influential investors are increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact the Company's reputation, ability to do business with certain partners, and stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. ESG-related costs, including with respect to compliance with any additional regulatory or disclosure requirements or expectations, could adversely impact our results of operations.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

Cybersecurity Risk Management and Strategy

The current threat environment from phishing emails to cyber-attacks has created an urgent need for increased awareness on cyber and information security. Peoples and Peoples Bank take a risk-based approach to managing these threats. The Bank's leadership team and its Board of Directors engages in the management of this risk by participating in the information security and cybersecurity strategy and review process.

Cyber and information security programs are designed around industry best practices. Compliance with these best practices along with federal and state regulatory requirements are examined annually by the Pennsylvania Department of Banking, the FDIC and we regularly engage other third-party external auditors and consultants to assess our compliance.

Our cyber defense strategy includes continuous monitoring, integrated risk assessment, identification of vulnerabilities and human risk factors, and employee awareness. Cyber exercises with other financial services companies and government agencies help prepare the Bank for cyber-attacks. Incident response scenarios and business continuity exercises test the organizations preparedness for disaster events. The organization also utilizes several national and global third party advisors to ensure the appropriateness of the Bank's security posture, effective operation of the cyber security discipline and proper assessment of risk.

Third-Party Risk Management

The Bank has an established third party information security risk management program that reviews and assesses third parties prior to engagement and throughout the third party relationship. This program requires periodic risk assessments to be conducted throughout the term of the engagement. Third parties and their employees are required to adhere to information security standards and best practices. The Bank includes in its contracts with third parties that third parties maintain confidentiality, security provisions and business continuity practices.

Education and Awareness

Peoples Security Bank and Trust Company employees are required to complete training on customer information protection at least annually. They receive monthly training and testing on phishing emails and other timely information security topics. They are also required to abide by the Bank's Code of Business Conduct and Ethics Policy. Annual review and acknowledgement of the employee's information security responsibilities are required. Information security tips are provided on the Bank's website for all customers to review. We provide additional information security advantages to our customers using our online banking systems and encourage the Bank's digitally active business customers to take advantage of the cyber and phishing training provided free of charge by the Bank.

Material Effects of Cybersecurity Threats

While cybersecurity risks have the potential to materially affect the Company's business, financial condition, and results of operations, the Company does not believe that risks from cybersecurity threats or attacks, have, to date, materially affected the Company, including its business strategy, results of operations or financial condition. However, the sophistication of cyber threats continues to increase, and the Company's cybersecurity risk management and strategy may be insufficient or may not be successful in protecting against all cyber incidents. Accordingly, no matter how well designed or implemented the Company's controls are, it will not be able to anticipate all cyber security breaches, and it may not be able to implement effective preventive measures against such security breaches in a timely manner. For more information on how cybersecurity risk may materially affect the Company's business strategy, results of operations or financial condition, please refer to Item 1A Risk Factors.

Cybersecurity Governance

Board of Director Oversight

Our Board of Directors has ultimate oversight of cybersecurity risk. The Board of Directors is assisted by the Board Information Technology Committee ("IT Committee") which regularly provides reports to the Board of Directors. The IT Committee is comprised of members with experience in managing cybersecurity risks. The IT Committee receives regular updates on cybersecurity risks and incidents and the cybersecurity program through direct interaction with the Chief Information Officer ("CIO"), and the Chief Risk Officer ("CRO") through quarterly meetings. Cybersecurity reviews are completed at least twice annually and provided to the Board of Directors Audit Committee. Additionally, awareness and training on cybersecurity topics is provided to the whole Board on an annual basis.

Management's Role

The CIO along with the Information Security Officer is responsible for implementing and maintaining the Company's cybersecurity risk management program. The Information Security department is led by the Information Security Officer, who reports directly to the CIO and the Board of Directors with dotted-line reporting to the CRO. The Company's CIO has over 30 years of experience in technology and cybersecurity which includes 24 years in the financial services industry. The Information Security Officer has over 20 years in the financial services industry with the last 14 years as a Risk Analyst and then Information Security Officer.

The Company's Information Security department measures and reports on the quality of information and cyber risk management across all functions. Information security risk is reported by both the Information Security and Enterprise Risk departments through monthly management metric reporting working groups and multiple layers of quarterly risk committees to achieve an appropriate flow of information risk reporting to the Board. The risk committees include the Executive Risk Management Committee, the Management Information Technology Steering Committee and the Information Technology Committee of the Board of Directors. In addition, we have an escalation process in place to inform senior management and Board of Directors of material cybersecurity issues

Item 2.   Properties.

Our corporate headquarters is located at 150 N. Washington Avenue, Scranton, Pennsylvania, which houses our finance and planning, trust, commercial lending, human resources and investor services divisions, as well as our executive offices. Our operations division is located at 82 Franklin Avenue, Hallstead, Pennsylvania.

We operate 28 full-service community banking offices located within the Allegheny, Bucks, Lackawanna, Lebanon, Lehigh, Luzerne, Monroe, Montgomery, Northampton, Susquehanna and Wyoming Counties of Pennsylvania, Middlesex County of New Jersey and Broome County of New York. Nine offices are leased and the balance are owned by Peoples Bank.

We lease several remote ATM locations throughout our market area. All branches and ATM locations are equipped with closed circuit television monitoring.

We consider our properties to be suitable and adequate for our current and immediate future purposes.

Item 3.   Legal Proceedings.

There are no material pending legal proceedings, other than ordinary routine litigation incidental to our business, as to which we are a party or of which any of our property is subject.

Item 4.   Mine Safety Disclosures.

Not applicable.
Part II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of February 29, 2024 there were approximately 5,608 holders of our common stock, $2.00 par value, including individual participants in security position listings. Our common stock trades on The Nasdaq Stock Market under the symbol "PFIS."

Peoples has paid cash dividends since its incorporation in 1986. It is the present intention of the Board of Directors to continue to pay quarterly cash dividends; however, the payment of future dividends must necessarily depend upon earnings, financial position, appropriate restrictions under applicable laws and other factors relevant at the time our Board of Directors considers any declaration of dividends. The Board declared on January 25, 2024 a first quarter dividend of $0.41 per share payable March 15, 2024. For information on dividend restrictions on the Company and Peoples Bank, refer to Part I, Item 1 "Supervision and Regulation – Limitations on Dividends and Other Payments" to this report and refer to the consolidated financial statements and notes to these statements filed at Item 8 to this report and incorporated in their entirety by reference under this Item 5.

In accordance with the Merger Agreement, after the effective time of the Merger, Peoples intends to pay a quarterly cash dividend in an amount no less than $0.6175 per share, provided sufficient fund are legally available and Peoples and Peoples Bank each will remain "well-capitalized" under applicable laws, unless the Board of Directors determines otherwise upon the approval of at least 75 percent of the directors.

During the quarter ended December 31, 2023, we did not issue or sell any shares of our Common Stock or other equity securities pursuant to unregistered transactions in reliance upon an exemption from the registration requirements of the Securities Act.

On January 29, 2021, our Board of Directors authorized a common stock repurchase plan whereby we are authorized to repurchase up to 343,400 shares of our outstanding common stock through open market purchases. On September 27, 2023, we terminated the repurchase plan as a result of the announced proposed merger with FNCB. As a result, there were no repurchases of our common stock during the three months ended December 31, 2023.

The following graph and table show the cumulative total return on the common stock of the Company over the last five years, compared with the cumulative total return of a broad stock market index (the Russell 2000 Index or "Russell 2000"), and the S&P U.S. BMI Banks Index. The cumulative total return on the stock or the index equals the total increase in value since December 31, 2018, assuming reinvestment of all dividends paid into the stock or the index. The graph and table were prepared assuming that $100 was invested on December 31, 2018, in the common stock and the securities included in the indexes.

Comparison of Five-Year Cumulative Total Returns
Performance Graph of
PEOPLES FINANCIAL SERVICES CORP



Index	Period Ending					
	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Peoples Financial Services Corp.	100.00	117.82	89.19	132.17	134.12	130.74
Russell 2000 Index	100.00	125.53	150.58	172.90	137.56	160.85
S&P U.S. BMI Banks Index	100.00	137.36	119.83	162.92	135.13	147.41

Source: S&P Global Market Intelligence
©2024

The stock performance graph and related table set forth above shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such information be treated as soliciting material or specifically incorporates it by reference into a filing under the Securities Act or the Exchange Act.

Item 6.   Reserved.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis 2023 versus 2022

Management's Discussion and Analysis appearing on the following pages should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis 2022 versus 2021 contained in this Annual Report on Form 10-K.

Critical Accounting Estimates:

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of consolidated financial statements in conformity with GAAP requires us to establish critical accounting policies and make accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during those reporting periods.

An accounting estimate requires assumptions about uncertain matters that could have a material effect on the consolidated financial statements if a different amount within a range of estimates were used or if estimates changed from period to period. Readers of this report should understand that estimates are made considering facts and circumstances at a point in time, and changes in those facts and circumstances could produce results that differ from when those estimates were made. Significant estimates that are particularly susceptible to material change within the near term relate to the determination of ACL, and the impairment of goodwill. Actual amounts could differ from those estimates.

The ACL represents the estimated amount considered necessary to cover lifetime expected credit losses inherent in financial assets at the balance sheet date. The measurement of expected credit losses is applicable to loans receivable and securities measured at amortized cost. It also applies to off-balance sheet credit exposures such as loan commitments and unused lines of credit. The methodology for determining the ACL is considered a critical accounting estimate by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the forecasted economic environment that could result in changes to the amount of the recorded ACL.

We monitor the adequacy of the allowance quarterly and adjust the allowance as necessary through normal operations. The allowance is established through a provision for credit losses that is charged against income. Management cannot ensure that charge-offs in future periods will not exceed the ACL or that additional increases in the ACL will not be required, resulting in an adverse impact on operating results.

The ACL decreased $5.6 million to $21.9 million at December 31, 2023, from $27.5 million at the end of 2022. In addition to the transition adjustment of $3.3 million, a net provision for credit losses of $0.6 million was recorded during the year ended December 31, 2023. The provision for credit losses of $0.6 million included the $1.1 million adjustment noted above, and a provision of $1.6 million was recorded due to the impact of net charge-offs during the year, various factors such as updated economic assumptions as well as changes in qualitative adjustments, portfolio composition and improved asset quality. At December 31, 2023, the pooled component of the ACL consisted of $5.2 million in quantitative and $16.6 million in qualitative components as compared to $1.3 million and $26.1 million, respectively at December 31, 2022.

Goodwill is evaluated at least annually for impairment or more frequently if conditions indicate potential impairment exist. Any impairment losses arising from such testing are reported in the income statement in the current period as a separate line item within operations. Goodwill totaled $63.4 million at December 31, 2023. At December 31, 2023, we completed a qualitative goodwill impairment test to determine if it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of the Company is less than its carrying value, including goodwill, as described by the GAAP methodology. Based on this analysis, we concluded it is more likely than not that the fair value of the Company, as of December 31, 2023, is higher than its carrying value, and, therefore, goodwill is not considered impaired and no further testing is required. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions, the stock market, interest rates and other external factors (such as global pandemics or natural disasters) may occur from time to time, often with great unpredictability, and may materially impact the fair value of publicly traded financial institutions and could result in an impairment charge at a future date.

For a further discussion of our critical accounting estimates, refer to Note 1 entitled, "Summary of significant accounting policies," in the Notes to Consolidated Financial Statements to this Annual Report. Note 1 lists the significant accounting policies used by us in the development and presentation of the consolidated financial statements. This discussion and analysis, the Notes to Consolidated Financial Statements and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for the understanding and evaluation of our financial position, results of operations and cash flows.

Operating Environment:

Most of 2023 has been centered in uncertainty around the lingering possibility of a recession together with existing inflationary conditions and the effects of global conflicts. In addition, the banking industry experienced significant volatility due to high-profile bank failures in the spring of 2023 which resulted in concerns related to liquidity, deposit outflows and unrealized losses on investment securities. A tightening of credit standards and higher deposit rates followed. Entering 2024, the economy appears to be expanding at a solid pace with reduced inflation and strong employment data. As of February 8, 2024, factors supporting this include:

- Gross domestic product ("GDP") – GDP rose at a 3.3 percent annualized pace in the fourth quarter after increasing 4.9 percent in the third quarter showing a willingness of Americans to spend despite high interest rates and price levels. Real GDP for the year increased 2.5% compared with an increase of 1.9% in 2022.
- Core Consumer Price Index ("CPI") – Core CPI, which excludes food and energy, was 3.9 percent for the 12 months ending December 31, 2023. When including food and energy, CPI was 3.4 percent as decreases in fuel and gas outpaced increases in food.
- Personal Consumption Expenditures Index ("PCE") - PCE, a measure of the prices that people living in the U.S. pay for goods and services, increased 2.6 percent in December compared to a year ago. Excluding food and energy, PCE increased 2.9 percent.
- Tight Labor Market – The unemployment rate was 3.7 percent in December. While demand continues to exceed the supply of worker, wage growth was nominal and the number of vacancies have declined.

Concerns over the high inflation rate have resulted in central bankers in the U.S. increasing interest rates seven times in 2022 and an additional four times in 2023 for a total of 525 basis points. Rates have remained constant since late July 2023. While we experienced strong loan growth early in 2023, lending has tempered as higher rates affected borrowers demand for credit. Additionally, the Company has intentionally prioritized increasing liquidity over loan growth. We have seen lower mortgage origination and sales volume as interest rates on mortgage loans have reached 20 year highs during 2023. Conversely, competition and subsequent costs of deposits have increased throughout most of 2023.

While inflation decreased during 2023 from levels of the previous year, they remain above the Federal Open Market Committee's ("FOMC") long-term desired 2 percent level for items other than food and energy. The FOMC has stated that they will continue to monitor economic data and will hold the fed funds rate at 5.25 percent to 5.50 percent until inflation is sustainably at 2.0 percent.

Review of Financial Position:

Peoples, a bank holding company incorporated under the laws of Pennsylvania, provides a full range of financial services through its wholly-owned subsidiary, Peoples Bank. The Company services its retail and commercial customers through twenty-eight full-service community banking offices located within the Allegheny, Bucks, Lackawanna, Lebanon, Lehigh, Luzerne, Monroe, Montgomery, Northampton, Susquehanna and Wyoming Counties of Pennsylvania, Middlesex County of New Jersey and Broome County of New York.

Peoples Bank is a state-chartered bank and trust company under the jurisdiction of the Pennsylvania Department of Banking and the FDIC. Peoples Bank's primary product is loans to small and medium sized businesses. Other lending products include one-to-four family residential mortgages and consumer loans. Peoples Bank primarily funds its loans by offering checking accounts and money market accounts to commercial enterprises and individuals. Other deposit product offerings include certificates of deposits and various non-maturity deposit accounts.

The Company faces competition primarily from commercial banks, thrift institutions and credit unions within its Pennsylvania, New Jersey and New York market, many of which are substantially larger in terms of assets and capital. In addition, mutual funds and security brokers compete for various types of deposits, and consumer, mortgage, leasing and insurance companies compete for various types of loans and leases. Principal methods of competing for banking and permitted nonbanking services include price, nature of product, quality of service and convenience of location.

The Company and Peoples Bank are subject to regulations of certain federal and state regulatory agencies, including the Federal Reserve Board, the FDIC, and Pennsylvania Department of Banking, and undergo periodic examinations by such agencies.

Total assets, loans and deposits were $3.7 billion, $2.8 billion and $3.3 billion, respectively, at December 31, 2023. Total assets, loans and deposits grew 5.3 percent, 4.4 percent and 7.6 percent, respectively, compared to 2022 year-end balances.

The loan portfolio consisted of $2.4 billion of business loans, including commercial and commercial real estate loans, and $443.1 million in retail loans, including residential mortgage and consumer loans at December 31, 2023. Total investment securities were $483.9 million at December 31, 2023, including $398.9 million of investment securities classified as available-for sale and $84.9 million classified as held to maturity. Total deposits consisted of $644.7 million in noninterest-bearing deposits and $2.6 billion in interest-bearing deposits at December 31, 2023.

Stockholders' equity equaled $340.4 million, or $48.35 per share, at December 31, 2023, and $315.4 million, or $44.06 per share, at December 31, 2022. Our equity to asset ratio was 9.1 percent and 8.9 percent at those respective period ends. Dividends declared for the 2023 amounted to $1.64 per share representing 42.8 percent of net income.

Nonperforming assets equaled $4.9 million or 0.13 percent of total assets at December 31, 2023 compared to $4.1 million or 0.12 percent at December 31, 2022. The ACL equaled $21.9 million or 0.77 percent of loans, net, at December 31, 2023, compared to $27.5 million or 1.01 percent at year-end 2022. Loans charged-off, net of recoveries equaled $2.9 million or 0.10 percent of average loans in 2023, compared to $0.5 million or 0.02 percent of average loans in 2022.

Investment Portfolio:

Primarily, our investment portfolio provides a source of liquidity needed to meet expected loan demand and generates a reasonable return in order to increase our profitability. Additionally, we utilize the investment portfolio to meet pledging requirements and reduce income taxes. At December 31, 2023, our portfolio included short-term U.S. Treasury and government agency securities, which provide a source of liquidity, mortgage-backed securities issued by U.S. government-sponsored agencies to provide income and intermediate-term, tax-exempt state and municipal obligations, which mitigate our tax burden.

Our investment portfolio is subject to various risk elements that may negatively impact our liquidity and profitability. The greatest risk element affecting our portfolio is market risk or interest rate risk ("IRR"). Understanding IRR, along with other inherent risks and their potential effects, is essential in effectively managing the investment portfolio.

Market risk or IRR relates to the inverse relationship between bond prices and market yields. It is defined as the risk that increases in general market interest rates will result in market value depreciation. A marked reduction in the value of the investment portfolio could subject us to liquidity strains and reduced earnings if we are unable or unwilling to sell these investments at a loss. Moreover, the inability to liquidate these assets could require us to seek alternative funding, which may further reduce profitability and expose us to greater risk in the future. In addition, since the majority of our investment portfolio is designated as available for sale and carried at estimated fair value, with net unrealized gains and losses reported as a separate component of stockholders' equity, market value depreciation could negatively impact our capital position.

The FOMC, in an attempt to curb inflation, increased the federal funds rate 100 basis points during 2023 to a targeted range of 5.25 percent to 5.50 percent. Our investment portfolio consists primarily of fixed-rate bonds. As a result, changes in the velocity and magnitude of future FOMC actions can significantly influence the fair value of our portfolio. Specifically, the parts of the yield curve most closely related to our investments include the 2-year and 10-year U.S. Treasury security. The yield on the 2-year U.S. Treasury note affects the values of our U.S. Treasury and government agency securities, whereas the 10-year U.S. Treasury note influences the value of tax-exempt and taxable state and municipal obligations. The yield on the 2-year U.S. Treasury decreased in 2023, ending at 425 basis points. The yield on the 10-year U.S. Treasury was flat to 2022, ending at 388 basis points. Since bond prices move inversely to yields, we experienced an increase in the aggregate fair value of our investment portfolio when comparing December 31, 2023 to December 31, 2022 due to lower market rates at year end 2023.

The net unrealized holding losses included in our available for sale investment portfolio were $51.5 million at December 31, 2023 compared to a loss of $66.3 million at December 31, 2022. We reported net unrealized holding losses, included as a separate component of stockholders' equity of $40.3 million, net of income taxes of $11.3 million, at December 31, 2023, and an unrealized holding loss of $52.0 million, net of income taxes of $14.3 million, at December 31, 2022. Increases in interest rates could negatively impact the market value of our investments and our capital position. In order to monitor the potential effects a rise in interest rates could have on the value of our investments, we perform stress test modeling on the portfolio. Stress tests conducted on our portfolio at December 31, 2023, indicated that should general market rates increase immediately by 100, 200 or 300 basis points, we would anticipate declines of 4.1 percent, 8.2 percent and 12.0 percent in the market value of our available for sale portfolio.

Investment securities decreased $85.1 million, to $483.9 million at December 31, 2023, from $569.0 million at December 31, 2022. At December 31, 2023, the investment portfolio consisted of $398.9 million of investment securities classified as available for sale and $84.9 million classified as held to maturity. There were no security purchases in 2023. Investment purchases in 2022 amounted to $138.7 million. Repayments of investment securities totaled $31.5 million in 2023 and $46.9 million in 2022.

The company engaged in investment sales during the first three months of 2023 to, in part, fund loan growth and repay short-term borrowings. The investment sales totaled $67.4 million in U.S. Treasury, tax-exempt municipals and mortgage-backed securities and were sold at a net gain of $81 thousand. During December of 2022, the Company sold $43.5 million of low-yielding, shorter duration U.S. Treasury securities and immediately re-deployed the proceeds by purchasing higher-yielding, longer duration mortgage-backed securities. The transaction resulted in a realized loss of $2.0 million with the expectation the loss would be earned back over the succeeding fifteen months from higher interest income.

Residential and commercial mortgage backed securities totaled 32.7 percent of the portfolio at year-end 2023 compared to 37.5 percent at year-end 2022. Short-term bullet U.S. Treasury and U.S. government-sponsored enterprise securities comprised 38.5 percent of our total portfolio at year-end 2023 compared to 34.6 percent at the end of 2022. Tax-exempt municipal obligations decreased as a percentage of the total portfolio to 16.2 percent at year-end 2023 from 17.5 percent at the end of 2022. Taxable municipals increased as a percentage of the total portfolio to 11.8 percent at year-end 2023 from 9.7 percent at the end of 2022.

The average life of the investment portfolio decreased to 6.1 years at December 31, 2023 from 7.0 years at year end 2022, while the effective duration of the investment portfolio decreased to 4.4 years at December 31, 2023 from 4.8 years at December 31, 2022.

There were no impairment charges recognized for the year ended December 31, 2023 and no other-than-temporary impairments recognized for the years ended December 31, 2022 and 2021. For additional information related to impairment charges refer to Note 2 entitled "Investment securities" in the Notes to Consolidated Financial Statements to this Annual Report.

Investment securities averaged $559.3 million and equaled 16.0 percent of average earning assets in 2023, compared to $648.6 million and 20.1 percent of average earning assets in 2022. The tax-equivalent yield on the investment portfolio increased 10 basis points to 1.77 percent in 2023 from 1.67 percent in 2022. The increase in the tax-equivalent yield is due in part to the sale of lower yielding investments during the three months ended March 31, 2023.

At December 31, 2023 and 2022, there were no securities of any individual issuer, except for U.S. government agency mortgage-backed securities, that exceeded 10.0 percent of stockholders' equity.

The maturity distribution based on the carrying value and weighted-average, tax-equivalent yield of the investment debt security portfolio at December 31, 2023, is summarized as follows. The weighted-average yield, based on amortized cost, has been computed for tax-exempt state and municipals on a tax-equivalent basis using the prevailing federal statutory tax rate of 21.0 percent. The distributions are based on contractual maturity. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands, except percents)	Within one year		After one but within five years		After five but within ten years		After ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury securities	$ 21,436	0.78 %	$ 162,621	1.01 %	$	%	$	%	$ 184,057	0.99 %
U.S. government-sponsored enterprises			14	4.71			2,138	2.25	2,152	2.27
State and municipals:										
Taxable			12,633	2.38	27,737	2.08	16,730	2.02	57,100	2.12
Tax-exempt	463	2.50	3,763	2.19	25,792	2.06	48,307	2.17	78,325	2.14
Corporate debt securities					3,730	4.19			3,730	4.19
Residential mortgage-backed securities:										
U.S. government agencies	17	1.89	20	2.10			16,087	1.74	16,124	1.74
U.S. government-sponsored enterprises	8	1.68	2,787	2.87	1,351	3.35	126,775	1.77	130,921	1.81
Commercial mortgage-backed securities:										
U.S. government-sponsored enterprises	5,602	2.06	5,767	2.88					11,369	2.47
Total	$ 27,526	1.07 %	$ 187,605	1.21 %	$ 58,610	2.24 %	$ 210,037	1.89 %	$ 483,778	1.62 %

Loan Portfolio:

Economic factors and how they affect loan demand are of extreme importance to us and the overall banking industry, as lending is a primary business activity. Loans are the most significant component of earning assets and they generate the greatest amount of revenue for us. Similar to the investment portfolio, there are risks inherent in the loan portfolio that must be understood and considered in managing the lending function. These risks include IRR, credit concentrations and fluctuations in demand. Changes in economic conditions and interest rates affect these risks which influence loan demand, the composition of the loan portfolio and profitability of the lending function.

Overall, total loans increased $119.8 million or 4.4 percent in 2023 to $2.8 billion at December 31, 2023. Business loans, including commercial loans and commercial real estate loans, were $2.4 billion or 84.5 percent of total loans at December 31, 2023, and $2.3 billion or 84.6 percent at year-end 2022. Residential mortgages and consumer loans totaled $443.1 million or 15.5 percent of total loans at year-end 2023 and $421.0 million or 15.4 percent at year-end 2022.

Total loan growth was primarily attributable to increases in our commercial real estate portfolio which grew $153.3 million in 2023 due to continued success of our strategy to expand in larger markets with strong growth potential, and strong organic growth in our legacy markets.

Consumer loans decreased $8.0 million, or 8.9 percent, to $82.3 million at December 31, 2023 compared to $90.3 million at December 31, 2022. Consumer other loans declined $6.9 million due primarily to real estate secured loans being re-classified to residential real estate loans while indirect auto loans decreased $1.1 million during 2023 due to reduced originations.

Residential real estate loans increased $30.1 million, or 9.1 percent during 2023 due to increased home equity loan activity, the aforementioned reclassification from consumer loans and a higher percentage of loans not eligible to be sold into the secondary market, including jumbo loans.

Loans averaged $2.8 billion in 2023, compared to $2.5 billion in 2022. Taxable loans averaged $2.6 billion, while tax-exempt loans averaged $0.2 billion in 2023. The loan portfolio continues to play the prominent role in our earning asset mix. As a percentage of earning assets, average loans equaled 81.0 percent in 2023, an increase from 78.0 percent in 2022.

The tax-equivalent yield on our loan portfolio increased 77 basis points to 4.81 percent in 2023 from 4.04 percent in 2022 due to higher yields on new loan originations and the repricing of floating and adjustable rate loans due to the increase in market rates beginning during the second quarter of 2022. The yield on the loan portfolio may increase as repayments on loans are replaced with new originations at current market rates and floating and adjustable rate loans continue to reprice upward.

The maturity distribution and sensitivity information of the loan portfolio by major classification at December 31, 2023, is summarized as follows:

(Dollars in thousands)	Within one year	After one but within five years	After five but within fifteen years	After fifteen years	Total
Maturity schedule:					
Commercial	$ 120,050	$ 285,046	$	138,619	$ 543,715
Real estate:					
Commercial	304,847	982,079	511,430	64,762	1,863,118
Residential	72,459	180,883	95,399	12,062	360,803
Consumer	34,592	47,066	364	239	82,261
Total	$ 531,948	$ 1,495,074	$ 607,193	$ 215,682	$ 2,849,897
Predetermined interest rates	$ 301,481	$ 861,114	$ 203,500	$ 100,071	$ 1,466,166
Floating or adjustable interest rates	230,467	633,960	403,693	115,611	1,383,731
Total	$ 531,948	$ 1,495,074	$ 607,193	$ 215,682	$ 2,849,897

As previously mentioned, there are numerous risks inherent in the loan portfolio. We manage the portfolio by employing sound credit policies and utilizing various modeling techniques in order to limit the effects of such risks. In addition, we utilize private mortgage insurance ("PMI") and guaranteed SBA and Federal Home Loan Bank of Pittsburgh ("FHLB-Pgh") loan programs to mitigate credit risk in the loan portfolio.

In an attempt to limit IRR and improve liquidity, we continually examine the maturity distribution and interest rate sensitivity of the loan portfolio. Fixed-rate loans represented 51.4 percent of the loan portfolio at December 31, 2023, compared to floating or adjustable-rate loans at 48.6 percent.

Additionally, our secondary market mortgage banking program provides us with an additional source of liquidity and a means to limit our exposure to IRR. Through this program, we are able to competitively price conforming one-to-four family residential mortgage loans without taking on IRR which would result from retaining these long-term, low fixed-rate loans on our books. The loans originated are subsequently sold in the secondary market, with the sales price locked in at the time of commitment, thereby greatly reducing our exposure to IRR.

Loan concentrations are considered to exist when the total amount of loans to any one borrower, or a multiple number of borrowers engaged in similar business activities or having similar characteristics, exceeds 25.0 percent of capital outstanding in any one category. We provide deposit and loan products and other financial services to individual and corporate customers in our current market area. There are no significant concentrations of credit risk from any individual counterparty or groups of counterparties, except for geographic concentrations in our market area.

Credit risk is the principal risk associated with these instruments. Our involvement and exposure to credit loss in the event that the instruments are fully drawn upon and the customer defaults is represented by the contractual amounts of these instruments. In order to control credit risk associated with entering into commitments and issuing letters of credit, we employ the same credit quality and collateral policies in making commitments that we use in other lending activities. We evaluate each customer's creditworthiness on a case-by-case basis, and if deemed necessary, obtain collateral. The amount and nature of the collateral obtained is based on our credit evaluation.

Asset Quality:

We are committed to developing and maintaining sound, quality assets through our credit risk management policies and procedures. Credit risk is the risk to earnings or capital which arises from a borrower's failure to meet the terms of their loan obligations. We manage credit risk by diversifying the loan portfolio and applying policies and procedures designed to foster sound lending practices. These policies include certain standards that assist lenders in making judgments regarding the character, capacity, cash flow, capital structure and collateral of the borrower.

With regard to managing our exposure to credit risk in light of general devaluations in real estate values, we have established maximum loan-to-value ratios for commercial mortgage loans not to exceed 80.0 percent of the appraised value. With regard to residential mortgages, customers with loan-to-value ratios in excess of 80.0 percent are generally required to obtain PMI. PMI is used to protect us from loss in the event loan-to-value ratios exceed 80.0 percent and the customer defaults on the loan. Appraisals are performed by an independent appraiser engaged by us, not the customer, who is either state certified or state licensed depending upon collateral type and loan amount.

With respect to lending procedures, lenders and our credit underwriters must determine the borrower's ability to repay their loans based on prevailing and expected market conditions prior to requesting approval for the loan. The Bank's Board of Directors establishes and reviews, at least annually, the lending authority for certain senior officers, loan underwriters and branch personnel. Credit approvals beyond the scope of these individual authority levels are forwarded to a loan committee. This committee, comprised of certain members of senior management, review credits to monitor the quality of the loan portfolio through careful analysis of credit applications, adherence to credit policies and the examination of outstanding loans and delinquencies. These procedures assist in the early detection and timely follow-up of problem loans.

Credit risk is also managed by monthly internal reviews of individual credit relationships in our loan portfolio by credit administration and the asset quality committee. These reviews aid us in identifying deteriorating financial conditions of borrowers and allows us the opportunity to assist customers in remedying these situations.

Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans include nonaccrual loans and accruing loans past due 90 days or more. For a discussion of our policy regarding nonperforming assets and the recognition of interest income on impaired loans, refer to the notes entitled, "Summary of significant accounting policies — Nonperforming assets," and "Loans, net and allowance for loan losses" in the Notes to Consolidated Financial Statements to this Annual Report which are incorporated in this item by reference.

Information concerning nonperforming assets for the past two years is summarized as follows. The table includes credits classified for regulatory purposes and all material credits that cause us to have serious doubts as to the borrower's ability to comply with present loan repayment terms.

(Dollars in thousands, except percents)	December 31, 2023	December 31, 2022
Nonaccrual loans	$ 3,962	$ 2,035
Troubled debt restructured loans (including nonaccrual TDR)[1]		1,351
Accruing loans past due 90 days or more:	986	748
Total nonperforming loans	4,948	4,134
Foreclosed assets		
Total nonperforming assets	$ 4,948	$ 4,134
Loans modified in a TDR:		
Performing TDR loans	$	$ 1,351
Total TDR loans	$	$ 1,351
Total loans held for investment	$ 2,849,897	$ 2,730,116
Allowance for credit losses	21,895	27,472
Allowance for credit losses as a percentage of loans held for investment	0.77 %	1.01 %
Allowance for credit losses as a percentage of nonaccrual loans	552.62 %	1349.98 %
Nonaccrual loans as a percentage of loans held for investment	0.14 %	0.07 %
Nonperforming loans as a percentage of loans, net	0.17 %	0.15 %
Nonperforming assets as a percentage of total assets	0.13 %	0.12 %
(1) At December 31, 2023 there were no TDRS as a result of ASU 2022-02		

Nonperforming assets increased $0.8 million or 19.7 percent when compared to year-end 2022. Additionally, our nonperforming assets as a percentage of total assets increased slightly to 0.13 percent at December 31, 2023 from 0.12 percent at December 31, 2022, and our nonperforming loans as a percentage of loans, net increased to 0.17 percent from 0.15 percent at December 31, 2022. Loans on nonaccrual status, excluding troubled debt restructured nonaccrual loans, increased $0.8 million due primarily to placing a collateral dependent commercial real estate loan on nonaccrual as the primary source of repayment is in doubt and there is limited secondary sources due to bankruptcy.

At December 31, 2023 and 2022, there were no foreclosed properties. Loans past due ninety days and accruing increased $0.2 million and include eight residential mortgages. For a further discussion of assets classified as nonperforming assets and potential problem loans, refer to Note 3, "Loans, net and the allowance for credit losses," in the Notes to Consolidated Financial Statements to this Annual Report.

Past due loans not satisfied through repossession, foreclosure or related actions are evaluated individually to determine if all or part of the outstanding balance should be charged against the ACL account. Any subsequent recoveries are credited to the allowance account. Net loans charged-off increased $2.4 million to $2.9 million in 2023 from $0.5 million in 2022 due primarily to the partial charge-off of a commercial real estate loans as the market value declined significantly as a result of the impending vacancy of the property by its single "anchor" tenant. Net charge-offs, as a percentage of average loans outstanding, equaled 0.10 percent in 2023 and 0.03 percent in 2022.

The following table presents average loans and loan loss experience for the years indicated.

(Dollars in thousands, except percents)	2023		
	Average loans	Net Charge-offs (Recoveries)	Net Charge-offs (Recoveries) to Average Loans
Commercial	$ 590,472	$ 47	0.01 %
Real estate:			
Commercial	1,803,695	2,597	0.14
Residential	349,219	(24)	(0.01)
Consumer	88,380	240	0.27
Total	$ 2,831,766	$ 2,860	0.10 %

(Dollars in thousands, except percents)	2022		
	Average loans	Net Charge-offs (Recoveries)	Net Charge-offs (Recoveries) to Average Loans
Commercial	$ 595,566	$ 121	0.02 %
Real estate:			
Commercial	1,531,383	174	0.01
Residential	315,975	27	0.01
Consumer	79,726	140	0.18
Total	$ 2,522,650	$ 462	0.02 %

(Dollars in thousands, except percents)	2021		
	Average loans	Net Charge-offs (Recoveries)	Net Charge-offs (Recoveries) to Average Loans
Commercial	$ 648,192	$ 403	0.06 %
Real estate:			
Commercial	1,209,639	184	0.02
Residential	284,060	17	0.01
Consumer	78,686	107	0.14
Total	$ 2,220,577	$ 711	0.03 %

Effective January 1, 2023 the Company adopted ASU 2016-13 "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". The standard replaces the incurred loss methodology we previously used to maintain the allowance for loan losses. Upon adoption, the Company decreased its ACL by $3.3 million to $24.1 million and increased its reserve for losses of unfunded commitments by $270 thousand to $449 thousand. The current standard measures the estimated amount of allowance necessary to cover lifetime losses inherent in financial assets at the balance sheet date. The Company estimates the ACL on loans via a quantitative analysis which considers relevant available information from internal and external sources related to past events and current conditions, as well as the incorporation of reasonable and supportable forecasts. Also included in the allowance are qualitative reserves to cover losses that are expected but, in the Company's assessment, may not be adequately represented in the quantitative analysis or the forecasts utilized. The Company applies the analysis to loans on a collective, or pooled basis for groups of loans which share similar risk characteristics, and will either assign loans to a different pool or evaluate a loan individually if its risk characteristics change and no longer align with its currently assigned pool of loans. For additional information, see Note 1 "Allowance for Credit Losses".

During the quarter-ended June 30, 2023, the Company became aware that the unaudited consolidated financial statements for the three months ended March 31, 2023 contained an immaterial misstatement. The Company determined that the ACL was overstated by $1.5 million as of March 31, 2023. The adjustment consisted of $1.1 million related to the adoption of ASU 2016-13 and a $0.4 million reduction in the first quarter 2023 provision for credit loss requirement. The cumulative impact $1.1 million credit to the provision for credit losses and reduction in the ACL is reflected in the consolidated financial statements for the twelve months ended December 31, 2023. The adjustment did not impact any prior periods. For additional information, see Note 1 "Immaterial Prior Period Adjustment."

The ACL decreased $5.6 million to $21.9 million at December 31, 2023, from $27.5 million at the end of 2022. In addition to the transition adjustment of $3.3 million, a net provision for credit losses of $0.6 million was recorded. The provision of $0.6 million included the $1.1 million adjustment noted above, and a provision of $1.6 million was recorded due to the impact of various factors such as updated economic assumptions as well as changes in qualitative adjustments, portfolio composition and improved asset quality.

The ACL, as a percentage of loans, net of unearned income, was 0.77 percent at the end of 2023, 1.01 percent at the end of 2022, respectively. The coverage ratio, the ACL, as a percentage of nonperforming loans, is an industry ratio used to test the ability of the allowance account to absorb potential losses arising from nonperforming loans. The coverage ratio was 442.6 percent at December 31, 2023 and 664.5 percent at December 31, 2022. We believe that our allowance was adequate to absorb probable credit losses at December 31, 2023.

The allocation of the ACL for the past two years is summarized as follows:

(Dollars in thousands, except percents)	2023		2022	
	Amount	%	Amount	%
Individually evaluated:				
Commercial and industrial	$ 10	0.05 %	$ 19	0.07 %
Municipal				
Real Estate:				
Commercial	21	0.10		
Residential			21	0.08
Consumer				
Total specific	31	0.15	40	0.15
Pooled:				
Commercial and industrial	2,262	10.33	4,346	15.82
Municipal	788	3.60	1,247	4.54
Real Estate:				
Commercial	14,132	64.54	17,915	65.20
Residential	3,782	17.27	3,051	11.11
Consumer	900	4.11	873	3.18
Total pooled	21,864	99.85	27,432	99.85
Total allowance for credit losses	$ 21,895	100.00 %	$ 27,472	100.00 %

The ACL account decreased $5.6 million to $21.9 million at December 31, 2023, compared to $27.5 million at December 31, 2022. The specific portion of the allowance for loans individually evaluated decreased $9 thousand to $31 thousand at December 31, 2023, from $40 thousand at December 31, 2022 and the portion of the allowance for loans collectively evaluated decreased $5.6 million to $21.9 million at December 31, 2023, from $27.4 million at December 31, 2022.

Deposits:

Our deposit base is the primary source of funds to support our operations. We offer a variety of deposit products to meet the needs of our individual and commercial customers. Total deposits grew $232.4 million or 7.6 percent to $3.3 billion at the end of 2023. Noninterest-bearing deposits decreased $128.1 million or 16.6 percent while interest-bearing deposits increased $360.5 million or 15.9 percent in 2023. The increase in deposits was due to a $237.4 million net increase in brokered deposits, $129.3 million in commercial deposits and a $9.0 million increase in municipal deposits, partially offset by $143.3 million in reduced retail deposits.

During the twelve months ended December 31, 2023, we purchased $259.0 million of brokered certificate of deposits at a weighted average all-in cost of 5.16% and a weighted average original term of 3.6 years. The majority of the brokered CDs, $249.2 million, were purchased with a call feature. At December 31, 2023, the Company has the option to call the entire portfolio of callable CDs at any time. These purchases occurred during the first six months of 2023 and were through an approved registered broker, as part of an Asset/Liability Committee ("ALCO") strategy to increase on-balance sheet liquidity by utilizing a portion of our contingent funding sources and mitigate interest rate exposure to higher rates. At year end, brokered deposits totaled $261.0 million and represented 8 percent of total deposits. Furthermore, the Company has a brokered deposit to total asset policy limit of 10 percent, and at December 31, 2023 the percentage was 7.0 percent.

Noninterest-bearing deposits represented 19.7 percent of total deposits while interest-bearing deposits accounted for 80.3 percent of total deposits at December 31, 2023. Comparatively, noninterest-bearing deposits and interest-bearing deposits represented 25.4 percent and 74.6 percent of total deposits at year end 2022. The reduction in non-interest bearing deposits is the result of depositors' surplus funds being drawn down in part due to higher costs from elevated levels of inflation, and a shift to interest-bearing deposits offering high yields.

With regard to noninterest-bearing deposits, personal checking accounts decreased $45.2 million or 13.1 percent, while commercial checking accounts decreased $82.9 million or 19.4 percent. The decrease in noninterest-bearing deposits contributes to the overall cost of funds and the pressure on our net interest margin from the increase in short-term market rates.

With regard to interest-bearing deposits, interest-bearing transaction accounts, which include money market accounts and NOW accounts, and savings accounts, increased $25.7 million in 2023. Commercial interest-bearing transaction accounts increased $165.6 million, while personal interest-bearing transaction accounts decreased $44.9 million. Savings accounts decreased $94.9 million during 2023 as customers shifted a portion of their low-rate deposits to higher rate alternative deposit products.

Total time deposits increased $334.8 million to $626.7 million at December 31, 2023 from $291.9 million at December 31, 2022. The increase was due to the addition of callable brokered CDs during 2023 to improve on-balance sheet liquidity.

The average amount of, and the rate paid on, the major classifications of deposits for the past three years are summarized as follows:

(Dollars in thousands, except percents)	2023 Average Balance	2023 Average Rate	2022 Average Balance	2022 Average Rate	2021 Average Balance	2021 Average Rate
Interest-bearing:						
Money market accounts	$ 714,940	3.17 %	$ 624,528	0.80 %	$ 549,169	0.36 %
NOW accounts	779,977	2.00	791,653	0.57	666,885	0.33
Savings accounts	474,028	0.21	520,770	0.10	468,851	0.08
Time deposits	550,733	3.50	290,799	0.92	301,024	0.92
Total interest-bearing	2,519,678	2.32 %	2,227,750	0.57 %	1,985,929	0.37 %
Noninterest-bearing	698,749		753,399		684,527	
Total deposits	$ 3,218,427		$ 2,981,149		$ 2,670,456	

Total deposits averaged $3.2 billion in 2023 and $3.0 billion in 2022, increasing $237.3 million or 8.0 percent comparing 2023 to 2022. Average noninterest-bearing deposits decreased $54.7 million, while average interest-bearing accounts grew $291.9 million. Average interest-bearing transaction deposits, including money market and NOW, and savings accounts, increased $32.0 million while average total time deposits increased $259.9 million when comparing 2023 and 2022.

Our cost of interest-bearing deposits increased to 2.32 percent in 2023. Specifically, the cost of money market accounts increased 237 basis points to 3.17 percent from 0.80 percent and NOW accounts increased 143 basis points to 2.00 percent. The increases in the cost of our interest-bearing deposits are due to the FOMC rate increases as rate-sensitive customers require higher rates on their deposits along with competitive pressure for deposits. We expect our cost of funds to continue to rise in 2024 but at a slower pace than 2023.

Volatile deposits, time deposits $100 thousand or more, averaged $200.7 million in 2023, an increase of $37.7 million or 23.1 percent from $163.0 million in 2022. Our average cost of these funds increased 212 basis points to 2.96 percent in 2023, from 0.84 percent in 2022. This type of funding is susceptible to withdrawal by the depositor as they are particularly price sensitive and are therefore not considered to be a strong source of liquidity.

At December 31, 2023 and 2022, the Company had $0.9 billion and $1.1 billion in uninsured deposits in excess of the FDIC insurance limit of $250,000.

At December 31, 2023 and 2022, the Company had $121.3 million and $92.7 million, respectively, in time deposits in excess of $250,000 maturing as disclosed in the table below. Brokered deposits in the amount of $261.0 million at December 31, 2023 and $23.6 million at December 31, 2022 are not included in time deposits more than $250,000.

(Dollars in thousands)	2023	2022
Within three months	$ 23,740	$ 13,695
After three months but within six months	20,165	21,395
After six months but within twelve months	64,582	27,346
After twelve months	12,778	30,295
Total	$ 121,265	$ 92,731

In addition to deposit gathering, we have a secondary source of liquidity through existing credit arrangements with the FHLB-Pgh. At December 31, 2023, we had no outstanding overnight borrowings at the FHLB and may utilize the credit facility during 2024, depending upon deposit activity and loan growth. For a further discussion of our borrowings and their terms, refer to the notes entitled, "Short-term borrowings" and "Long-term debt," in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Subordinated Debt:

On June 1, 2020, the Company sold $33.0 million aggregate principal amount of Subordinated Notes due 2030 (the "2020 Notes") to accredited investors. The 2020 Notes are treated as Tier 2 capital for regulatory capital purposes.

The 2020 Notes bear interest at a rate of 5.375 percent per year for the first five years and then float based on a benchmark rate (as defined), provided that the interest rate applicable to the outstanding principal balance during the period the 2020 Notes are floating will at no time be less the 4.75 percent. Interest is payable semi-annually in arrears on June 1 and December 1 of each year for the first five years after issuance and will be payable quarterly in arrears thereafter on March 1, June 1, September 1, and December 1. The 2020 Notes mature on June 1, 2030 and are redeemable in whole or in part, without premium or penalty, at any time on or after June 1, 2025 and prior to June 1, 2030. Additionally, if all or any portion of the 2020 Notes cease to be deemed Tier 2 Capital, the Company may redeem, in whole and not in part, at any time upon giving not less than ten days' notice, an amount equal to one hundred percent (100 percent) of the principal amount outstanding plus accrued but unpaid interest to but excluding the date fixed for redemption.

Holders of the 2020 Notes may not accelerate the maturity of the 2020 Notes, except upon the bankruptcy, insolvency, liquidation, receivership or similar proceeding by or against the Company.

Market Risk Sensitivity:

Market risk is the risk to our earnings and/or financial position resulting from adverse changes in market rates or prices, such as interest rates, foreign exchange rates or equity prices. Our exposure to market risk is primarily IRR associated with our lending, investing and deposit gathering activities. During the normal course of business, we are not exposed to foreign exchange risk or commodity price risk. Our exposure to IRR can be explained as the potential for change in our reported earnings and/or the market value of our net worth. Variations in interest rates affect the underlying economic value of our assets, liabilities and off-balance sheet items. These changes arise because the present value of future cash flows, and often the cash flows themselves, change with interest rates. The effects of the changes in these present values reflect the change in our underlying economic value, and provide a basis for the expected change in future earnings related to interest rates. Interest rate changes affect earnings by changing net interest income and the level of other interest-sensitive income and operating expenses. IRR is inherent in the role of banks as financial intermediaries. However, a bank with a high degree of IRR may experience lower earnings, impaired liquidity and capital positions, and most likely, a greater risk of insolvency. Therefore, banks must carefully evaluate IRR to promote safety and soundness in their activities.

Market interest rates increased rapidly during 2022 and continued to increase into 2023 as the FOMC has raised the federal funds rate. A total of seven increases for a total of 425 basis points occurred in 2022, and four additional increases totaling 100 basis points have been made in 2023, resulting in a total of 525 basis points since the beginning of the FOMC's initiative to curb inflation. Due to these factors, IRR and effectively managing it are very important to both bank management and regulators. Bank regulations require us to develop and maintain an IRR management program, overseen by our Board of Directors and senior management that involves a comprehensive risk management process in order to effectively identify, measure, monitor and control risk. Should bank regulatory agencies identify a material weakness in our risk management process or high exposure relative to our capital, bank regulatory agencies may take action to remedy these shortcomings. Moreover, the level of IRR exposure and the quality of our risk management process is a determining factor when evaluating capital adequacy. We believe our risk management practices with regard to IRR were suitable and adequate given the level of IRR exposure at December 31, 2023.

The Asset/Liability Committee ("ALCO"), comprised of members of our bank's Board of Directors, senior management and other appropriate officers, oversees our IRR management program. Specifically, ALCO analyzes economic data and market interest rate trends, as well as competitive pressures, and utilizes several computerized modeling techniques to reveal potential exposure to IRR. This allows us to monitor and attempt to control the influence these factors may have on our rate sensitive assets ("RSA"), rate sensitive liabilities ("RSL") and overall operating results and financial position.

With respect to evaluating our exposure to IRR on earnings, we utilize a gap analysis model that considers repricing frequencies of RSA and RSL. Gap analysis attempts to measure our interest rate exposure by calculating the net amount of RSA and RSL that reprice within specific time intervals. A positive gap occurs when the amount of RSA repricing in a specific period is greater than the amount of RSL repricing within that same time frame and is indicated by a RSA/RSL ratio greater than 1.0. A negative gap occurs when the amount of RSL repricing is greater than the amount of RSA and is indicated by a RSA/RSL ratio less than 1.0. A positive gap implies that earnings will be impacted favorably if interest rates rise and adversely if interest rates fall during the period. A negative gap tends to indicate that earnings will be affected inversely to interest rate changes.

Our interest rate sensitivity gap position, illustrating RSA and RSL at their related carrying values, is summarized as follows. The distributions in the table are based on a combination of maturities, call provisions, repricing frequencies and prepayment patterns. Adjustable-rate assets and liabilities are distributed based on the repricing frequency of the instrument. Mortgage instruments are distributed in accordance with estimated cash flows, assuming there is no change in the current interest rate environment.

(Dollars in thousands, except ratios)	Due within three months	Due after three months but within twelve months	Due after one year but within five years	Due after five years	Total
Rate-sensitive assets:					
Interest-bearing deposits in other banks	$ 9,141	$	$	$	$ 9,141
Federal funds sold	144,700				144,700
Investment securities	8,234	42,355	256,858	176,429	483,876
Total loans	635,032	372,548	1,433,950	386,472	2,828,002
Loans held for sale				250	250
Total rate-sensitive assets	$ 797,107	$ 414,903	$ 1,690,808	$ 563,151	$ 3,465,969
Rate-sensitive liabilities:					
Money market accounts	$ 782,243	$	$	$	$ 782,243
NOW accounts	535,541			260,885	796,426
Savings accounts				429,011	429,011
Time deposits less than $100 thousand	19,465	114,070	270,892	3,557	407,984
Time deposits $100 thousand or more	38,402	159,776	20,008	504	218,690
Short-term borrowings	17,590				17,590
Long-term debt			25,000		25,000
Subordinated debt			33,000		33,000
Total rate-sensitive liabilities	$ 1,393,241	$ 273,846	$ 348,900	$ 693,957	$ 2,709,944
Rate-sensitivity gap:					
Period	$ (596,134)	$ 141,057	$ 1,341,908	$ (130,806)	756,025
Cumulative	$ (596,134)	$ (455,077)	$ 886,831	$ 756,025	
RSA/RSL ratio:					
Period	0.57	1.52	4.85	0.81	
Cumulative	0.57	0.73	1.44	1.28	1.28

At December 31, 2023, we had cumulative one-year RSA/RSL ratio of 0.73, a positive gap. At December 31, 2022, we had cumulative one-year RSA/RSL of 0.69, a positive gap. As previously mentioned, a positive gap indicates that if interest rates increase, our earnings would likely be favorably impacted. The overall focus of ALCO is to maintain a well-balanced IRR position in order to safeguard future earnings during varying volatile interest rate environments. During 2023, as interest rates moved higher due to the FOMC's attempt to curb inflation, ALCO focused on funding costs and structure of its earning assets.

ALCO will continue to focus efforts on strategies in 2024 to improve asset yields and control funding costs to mitigate expected net interest income compression in an attempt to maintain a positive gap position between RSA and RSL. However, these forward-looking statements are qualified in the aforementioned section entitled "Forward-Looking Discussion" in this Management's Discussion and Analysis.

The change in our cumulative one-year ratio from the previous year-end resulted from a $201.7 million or 20.0 percent increase in RSA partially offset by a $191.1 million or 12.9 percent increase in RSL maturing or repricing within one year. The increase in RSA resulted primarily from a $144.7 million increase in federal funds sold.

With respect to the $191.1 million increase in RSL maturing or repricing within a twelve month time horizon, non-maturity deposits increased $156.1 million due to customers seeking liquid accounts and saving at a higher percentage, while time deposits increased $134.7 million. Short-term borrowings decreased $97.3 million.

Static gap analysis, although a credible measuring tool, does not fully illustrate the impact of interest rate changes on future earnings. First, market rate changes normally do not equally or simultaneously affect all categories of assets and liabilities. Second, assets and liabilities that can contractually reprice within the same period may not do so at the same time or to the same magnitude. Third, the interest rate sensitivity table presents a one-day position and variations occur daily as we adjust our rate sensitivity throughout the year. Finally, assumptions must be made in constructing such a table. For example, the conservative nature of our Asset/Liability Management Policy assigns personal NOW accounts to the "Due after three months but within twelve months" repricing interval. In reality, these accounts may reprice less frequently and in different magnitudes than changes in general market interest rate levels.

We utilize a simulation model to address the failure of the static gap model to address the dynamic changes in the balance sheet composition or prevailing interest rates and to enhance our asset/liability management. This model creates pro forma net interest income scenarios under various interest rate shocks. Given instantaneous and parallel shifts in general market rates of plus 100 basis points, our projected net interest income for the 12 months ending December 31, 2024, would decrease 0.8 percent from model results using current interest rates.

We will continue to monitor our IRR position in 2024 and anticipate employing deposit and loan pricing strategies and directing the reinvestment of loan and investment payments and prepayments in order to maintain our target IRR position.

Financial institutions are affected differently by inflation than commercial and industrial companies that have significant investments in fixed assets and inventories. Most of our assets are monetary in nature and change correspondingly with variations in the inflation rate. It is difficult to precisely measure the impact inflation has on us, however, we believe that our exposure to inflation can be mitigated through our asset/liability management program.

Liquidity:

Liquidity management is essential to our continuing operations as it gives us the ability to meet our financial obligations as they come due, as well as to take advantage of new business opportunities as they arise. Our financial obligations include, but are not limited to, the following:

- Funding new and existing loan commitments;
- Payment of deposits on demand or at their contractual maturity;
- Repayment of borrowings as they mature;
- Payment of lease obligations; and
- Payment of operating expenses.

Our liquidity position is impacted by several factors which include, among others, loan origination volumes, loan and investment maturity structure and cash flows, demand for core deposits and certificate of deposit maturity structure and retention. We manage these liquidity risks daily, thus enabling us to monitor fluctuations in our position and to adapt our position according to market influence and balance sheet trends. We also forecast future liquidity needs and develop strategies to ensure adequate liquidity at all times.

Historically, core deposits have been our primary source of liquidity because of their stability and lower cost, in general, than other types of funding. Providing additional sources of funds are loan and investment payments and prepayments and the ability to sell both available for sale securities and mortgage loans held for sale. As a final source of liquidity, we have available borrowing arrangements with various financial intermediaries, including the FHLB-Pgh. At December 31, 2023, our maximum borrowing capacity with the FHLB-Pgh was $1.2 billion of which $25.0 million was outstanding in borrowings and $345.4 million outstanding in the form of irrevocable standby letters of credit. We believe our liquidity is adequate to meet both present and future financial obligations and commitments on a timely basis.

We maintain a contingency funding plan to address liquidity in the event of a funding crisis. Examples of some of the causes of a liquidity crisis include, among others, natural disasters, pandemics, war, events causing reputational harm and severe and prolonged asset quality problems. The plan recognizes the need to provide alternative funding sources in times of crisis that go beyond our core deposit base. As a result, we have created a funding program that ensures the availability of various alternative wholesale funding sources that can be used whenever appropriate. Identified alternative funding sources include:

- FHLB-Pgh liquidity contingency line of credit;
- Federal Reserve discount window and Bank Term Funding Program;
- Internet certificates of deposit;
- Brokered deposits;
- Institutional Deposit Corporation deposits;
- Repurchase agreements; and
- Federal funds purchased.

To further supplement our borrowing capacity, we also maintain a borrower-in-custody of collateral arrangement at the Federal Reserve that enables us to pledge certain loans, not being used as collateral at the FHLB-Pgh, as collateral for borrowings at the Federal Reserve. At December 31, 2023 our borrowing capacity at the Federal Reserve related to this program was $257.4 million and there were no amounts outstanding. The Company also had availability at the Federal Reserve through the Bank Term Funding Program ("BTFP"). The BTFP allows depository institutions to borrow up to the par value of eligible securities pledged at the Federal Reserve. At December 31, 2023, eligible securities pledged totaled $191.0 million. The Company tested the BTFP borrowing line in 2023 as part of its contingent liquidity plan. At the expiration of the BTFP on March 11, 2024, the Company's intent is to transfer the eligible securities pledged to the Federal Reserve discount window. For additional information, see Note 9 "Short-term borrowings".

We employ a number of analytical techniques in assessing the adequacy of our liquidity position. One such technique is the use of ratio analysis to illustrate our reliance on noncore funds to fund our investments and loans maturing after 2023. At December 31, 2023, our noncore funds consisted of time deposits in denominations of $100 thousand or more, brokered deposits, short-term borrowings, and long-term and subordinated debt. Large denomination time deposits are particularly not considered to be a strong source of liquidity since they are very interest rate sensitive and are considered to be highly volatile. At December 31, 2023, our net noncore funding dependence ratio, the difference between noncore funds and short-term investments to long-term assets, was 12.1 percent. Our net short-term noncore funding dependence ratio, noncore funds maturing within one year, less short-term investments to long-term assets equaled 4.7 percent. Comparatively, our ratios equaled 9.6 percent and 8.5 percent at the end of 2022, which indicates an increased reliance on our noncore funds in 2023 with an improved ability to offset them with more liquid assets. Our basic liquidity surplus ratio, defined as liquid assets less short-term potentially volatile liabilities as a percentage of total assets, increased to 9.7 percent at December 31, 2023, from 6.5 percent at December 31, 2022 as our addition of brokered deposits during 2023 coupled with our decision to slow loan growth resulted in higher levels of on-balance sheet liquidity. We will continue to focus on increasing liquidity in the coming year through implementation of competitive deposit pricing strategies and slowing new loan originations as we plan for a possible decline in economic activity or possible stress in commercial real estate credit.

The Consolidated Statements of Cash Flows present the change in cash and cash equivalents from operating, investing and financing activities. Cash and cash equivalents consist of cash on hand, cash items in the process of collection, noninterest-bearing and interest-bearing deposits with other banks and federal funds sold. Cash and cash equivalents increased $149.5 million for the year ended December 31, 2023, primarily due to deposit growth outpacing loan growth. For the year ended December 31, 2022, cash and cash equivalents decreased $242.1 million.

Operating activities provided net cash of $33.3 million in 2023 and $42.4 million in 2022. Net income, adjusted for the effects of noncash expenses such as depreciation, amortization and accretion of tangible and intangible assets and investment securities, and the provision for loan losses, is the primary source of funds from operations.

Net cash provided by financing activities equaled $142.0 million in 2023. Net cash provided by financing activities was $183.4 million in 2022. Deposit gathering, which is our predominant financing activity, increased in both 2023 and 2022 and provided a net cash inflow in 2023 of $232.4 million and $83.2 million in 2022. Short-term borrowing repayments decreased net cash by $97.3 million in 2023 and additional borrowings increased cash by $114.9 million in 2022. Long term borrowings provided a net inflow of $25.0 million in 2023, and none in 2022. Inflows in 2023 were also partially offset by a $0.6 million net decrease due to payments made to our long-term debt as well as cash dividends paid of $11.7

million and the retirement of common stock of $5.9 million. In 2022, deposit gathering was also partially offset by $2.1 in payments to long term debt, retirement of common stock of $1.3 million, and cash dividends paid of $11.3 million.

Our primary investing activities involve transactions related to our investment and loan portfolios. Net cash used in investing activities totaled $25.8 million and $467.8 million in 2023 and 2022, respectively. Net cash used in lending activities was $123.3 million in 2023, a decrease from $402.7 million in 2022. Activities related to our investment portfolio provided net cash of $98.9 million in 2023 and used net cash of $48.3 million in 2022.

We anticipate a more challenging environment faced by financial institutions in maintaining strong liquidity positions in 2024. Our continued growth in our expansion markets coupled with our mature markets is expected to continue to produce loan demand throughout 2024, albeit at a slower pace. We expect to fund such demand through deposit gathering initiatives, payments and prepayments on loans and investments and advances from the FHLB. However, we cannot predict the economic climate or the savings habits of consumers. Should economic conditions decline, deposit gathering may be negatively impacted. Regardless of economic conditions and stock market fluctuations, we believe that through constant monitoring and adherence to our liquidity plan, we will have the means to provide adequate cash to fund our normal operations in 2024.

Cash Requirements:

The Company has cash requirements for various financial obligations, including contractual obligations and commitments that require cash payments. The most significant contractual obligation, in both the under and over one-year time period, is for Peoples Bank to repay time deposits. The Company anticipates meeting these obligations by utilizing on-balance sheet liquidity and continuing to provide convenient depository and cash management services through its branch network, thereby replacing these contractual obligations with similar fund sources at rates that are competitive in our market. The Company may also use borrowings and brokered deposits to meet its obligations.

Commitments to extend credit are the Company's most significant commitment in both the under and over one-year time periods. These commitments do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon.

Capital Adequacy:

We believe a strong capital position is essential to our continued growth and profitability. We strive to maintain a relatively high level of capital to provide our depositors and stockholders with a margin of safety. In addition, a strong capital base allows us to take advantage of profitable opportunities, support future growth and provide protection against any unforeseen losses.

Our ALCO reviews our capital position, generally, quarterly. As part of its review, the ALCO considers: (i) the current and expected capital requirements, including the maintenance of capital ratios in excess of minimum regulatory guidelines; (ii) potential changes in the market value of our securities due to interest rates changes and effect on capital; (iii) projected organic and inorganic asset growth; (iv) the anticipated level of net earnings and capital position, taking into account the projected asset/liability position and exposure to changes in interest rates; (v) significant deteriorations in asset quality; and (vi) the source and timing of additional funds to fulfill future capital requirements.

Based on the recent regulatory emphasis placed on banks to assure capital adequacy, our Board of Directors annually reviews and approves a capital plan. Among other specific objectives, this comprehensive plan: (i) attempts to ensure that we and Peoples Bank remain well capitalized under the regulatory framework for prompt corrective action; (ii) evaluates our capital adequacy exposure through a comprehensive risk assessment; (iii) incorporates periodic stress testing in accordance with the Federal Reserve Board's Supervisory Capital Assessment Program ("SCAP"); (iv) establishes event triggers and action plans to ensure capital adequacy; and (v) identifies realistic and readily available alternative sources for augmenting capital if higher capital levels are required.

Bank regulatory agencies consider capital to be a significant factor in ensuring the safety of a depositor's accounts. These agencies have adopted minimum capital adequacy requirements that include mandatory and discretionary supervisory actions for noncompliance. Our and Peoples Bank's risk-based capital ratios are strong and have consistently exceeded the minimum regulatory capital ratios required for adequately capitalized institutions. Our ratio of Tier 1 capital to risk-weighted assets and off-balance sheet items was 12.10 percent and 11.13 percent at December 31, 2023 and 2022, respectively. Our Total capital ratio was 14.16 percent and 12.13 percent at December 31, 2023 and 2022, respectively. Our and Peoples Bank's common equity Tier I capital to risk-weighted assets ratios were 12.10 percent and 13.30 percent at December 31, 2023 and 11.13 percent and 12.27 percent at December 31, 2022. Our Leverage ratio, which equaled 8.50 percent at December 31, 2023 and 9.03 percent at December 31, 2022, exceeded the minimum of 4.0 percent for capital adequacy purposes. Peoples Bank reported Tier 1 capital, Total capital and Leverage ratios of 13.30 percent, 14.12 percent and 9.34 percent at December 31, 2023, and 12.27 percent, 13.26 percent and 9.69 percent at December 31, 2022. Based on the most recent notification from the FDIC, Peoples Bank was categorized as well capitalized at December 31, 2023. There are no conditions or events since this notification that we believe have changed Peoples Bank's category. For a further discussion of these risk-based capital standards and supervisory actions for noncompliance, refer to the note entitled, "Regulatory matters," in the Notes to Consolidated Financial Statements to this Annual Report.

Stockholders' equity was $340.4 million or $48.35 per share at December 31, 2023, and $315.4 million or $44.06 per share at December 31, 2022. The $25.1 million increase in shareholders equity in 2023 was primarily due to net income and a decrease in accumulated other comprehensive loss resulting from a decrease to the unrealized loss of available for sale securities, partially offset by dividends paid to shareholders and retirement of common stock under our stock buyback plan.

We declared dividends of $1.64 per share in 2023, $1.58 per share in 2022, and $1.50 per share in 2021. The dividend payout ratio, dividends declared as a percent of net income, equaled 42.8 percent in 2023, 29.9 percent in 2022 and 24.9 percent in 2021. Our Board of Directors intends to continue paying cash dividends in the future and has declared a cash dividend in the first quarter of 2024 of $0.41 per share. Our ability to declare and pay dividends in the future is based on our operating results, financial and economic conditions, capital and growth objectives, dividend restrictions and other relevant factors. We rely on dividends received from our subsidiary, Peoples Bank, for payment of dividends to stockholders. Peoples Bank's ability to pay dividends is subject to federal and state regulations. For a further discussion on our ability to declare and pay dividends in the future and dividend restrictions, refer to the note entitled, "Regulatory matters," in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Since 2014, our Board of Directors has adopted various common stock repurchase plans whereby we were authorized to repurchase shares of our outstanding common stock through open market purchases. During 2023 we repurchased and retired 131,686 shares for $5.9 million under the then current plan. We purchased and retired 27,733 shares for $1.3 million during 2022 and purchased and retired 54,285 shares for $2.4 million during 2021.

Review of Financial Performance:

Net income for the twelve months ended December 31, 2023, totaled $27.4 million or $3.83 per diluted share, a 28.1 percent decrease when compared to $38.1 million or $5.28 per diluted share for the comparable period of 2022. Net interest income for the current period decreased $9.0 million when compared to the twelve months ended December 31, 2022 as higher interest income due to higher yields on earning assets was more than offset by increased funding costs. Higher operating expenses of $5.1 million, including $1.8 million of acquisition related expenses, and an increased provision for credit losses of $1.0 million were partially offset by a $2.3 million increase in noninterest income. ROAA was 0.74 percent and ROE was 8.32 percent for the year ended December 31, 2023.

Fully tax-equivalent ("FTE") net interest income, a non-GAAP measure, was $88.7 million in 2023 and $97.7 million in 2022. Our net interest margin equaled 2.54 percent in 2023 and 3.02 percent in 2022. Noninterest income totaled $14.1 million 2023 and $11.8 million in 2022. Noninterest expense was $67.8 million for the year ended December 31, 2023 compared to $62.7 million for the year ended December 31, 2022. Our productivity is measured by the operating efficiency ratio, a non-GAAP measure, defined as noninterest expense less amortization of intangible assets and acquisition related expenses divided by the total of tax-equivalent net interest income and noninterest income. Our operating efficiency ratio was 64.1 percent in 2023 and 55.9 percent in 2022.

Non-GAAP Financial Measures:

The following are non-GAAP financial measures, which provide useful insight to the reader of the consolidated financial statements, but should be supplemental to GAAP used to prepare Peoples' financial statements and should not be read in isolation or relied upon as a substitute for GAAP measures. In addition, Peoples' non-GAAP measures may not be comparable to non-GAAP measures of other companies. The tax rate used to calculate the FTE adjustment was 21 percent for 2023, 2022, and 2021.

The following table reconciles the non-GAAP financial measures of FTE net interest income for the years ended 2023, 2022 and 2021:

(Dollars in thousands)

Twelve Months Ended December 31,	2023	2022	2021
Interest income (GAAP)	$ 149,851	$ 111,334	$ 94,057
Adjustment to FTE	1,917	1,901	1,512
Interest income adjusted to FTE (non-GAAP)	151,768	113,235	95,569
Interest expense	63,097	15,585	9,422
Net interest income adjusted to FTE (non-GAAP)	$ 88,671	$ 97,650	$ 86,147

The efficiency ratio is noninterest expenses, less amortization of intangible assets and acquisition related expenses, as a percentage of FTE net interest income plus noninterest income less gains and/or losses on debt security sales and gains on sale of assets. The following table reconciles the non-GAAP financial measures of the efficiency ratio to GAAP for the years ended 2023, 2022, and 2021:

(Dollars in thousands, except percents)

Twelve Months Ended December 31,	2023	2022	2021
Efficiency ratio (non-GAAP):			
Noninterest expense (GAAP)	$ 67,820	$ 62,677	$ 55,004
Less: amortization of intangible assets expense	105	363	491
Less: acquisition related expenses	1,816		
Noninterest expense adjusted (non-GAAP)	65,899	62,314	54,513
Net interest income (GAAP)	86,754	95,749	84,635
Plus: taxable equivalent adjustment	1,917	1,901	1,512
Noninterest income (GAAP)	14,133	11,845	25,636
Less: net losses on equity securities	(11)	(31)	2
Less: gain on sale of Visa Class B shares			12,153
Less: gains (losses) on sale of available for sale securities	81	(1,976)	
Net interest income (FTE) plus noninterest income (non-GAAP)	$ 102,734	$ 111,502	$ 99,628
Efficiency ratio (non-GAAP)	64.1 %	55.9 %	54.7 %

Net Interest Income:

Net interest income is the fundamental source of earnings for commercial banks. Moreover, fluctuations in the level of net interest income can have the greatest impact on net profits. Net interest income is defined as the difference between interest revenue, interest and fees earned on interest-earning assets, and interest expense, the cost of interest-bearing liabilities supporting those assets. The primary sources of earning assets are loans and investment securities, while interest-bearing deposits and borrowings comprise interest-bearing liabilities. Net interest income is impacted by:

- Variations in the volume, rate and composition of earning assets and interest-bearing liabilities;

- Changes in general market interest rates; and

- The level of nonperforming assets.

Changes in net interest income are measured by the net interest spread and net interest margin. Net interest spread, the difference between the average yield earned on earning assets and the average rate incurred on interest-bearing liabilities, illustrates the effects changing interest rates have on profitability. Net interest margin, net interest income as a percentage of average earning assets, is a more comprehensive ratio, as it reflects not only the spread, but also the change in the composition of interest-earning assets and interest-bearing liabilities. Tax-exempt loans and investments carry pretax yields lower than their taxable counterparts. Therefore, in order to make the net interest margin analysis more comparable, tax-exempt income and yields are reported in this analysis on a tax-equivalent basis using the prevailing federal statutory tax rate.

Similar to all banks, we consider the maintenance of an adequate net interest margin to be of primary concern. The current economic environment has been changing rapidly for most of the current year with steadily rising interest rates. This is in contrast to prior years where impact of the pandemic and interest rates at historical lows were the predominant driving forces. In addition to market rates and competition, nonperforming asset levels are of particular concern for the banking industry and may place additional pressure on net interest margins. Nonperforming assets may change, given the uncertainty of the national and global economies, particularly the labor markets. No assurance can be given as to how general market conditions will change or how such changes will affect net interest income. We anticipate continued margin pressure into the coming year as a result of interest rates remaining elevated as the FOMC tries to curb inflationary pressures, competitors focus on building on-balance sheet liquidity while alternative funding sources become more expensive.

We analyze interest income and interest expense by segregating rate and volume components of earning assets and interest-bearing liabilities. The impact changes in the interest rates earned and paid on assets and liabilities, along with changes in the volumes of earning assets and interest-bearing liabilities, have on net interest income are summarized as follows. The net change or mix component, attributable to the combined impact of rate and volume changes within earning assets and interest-bearing liabilities' categories, has been allocated proportionately to the change due to rate and the change due to volume.

Net interest income changes due to rate and volume

(Dollars in thousands)	2023 vs 2022 Increase (decrease) attributable to			2022 vs 2021 Increase (decrease) attributable to		
	Total	Rate	Volume	Total	Rate	Volume
Interest income:						
Loans:						
Taxable	$ 33,508	$ 20,140	$ 13,368	$ 13,012	$ 3,018	$ 9,994
Tax-exempt	688	394	294	1,427	(341)	1,768
Investments:						
Taxable	(320)	801	(1,121)	2,698	(820)	3,518
Tax-exempt	(612)	(160)	(452)	424	(197)	621
Interest-bearing deposits	234	266	(32)	93	95	(2)
Federal funds sold	5,035	4,517	518	12	440	(428)
Total interest income	38,533	25,958	12,575	17,666	2,195	15,471
Interest expense:						
Money market accounts	17,719	16,901	818	3,007	2,705	302
NOW accounts	11,093	11,160	(67)	2,291	1,818	473
Savings accounts	498	547	(49)	114	69	45
Time deposits less than $100	12,045	7,381	4,664	(117)	(111)	(6)
Time deposits $100 or more	4,574	4,187	387	27	105	(78)
Short-term borrowings	817	939	(122)	1,025	655	370
Long-term debt	766	(5)	771	(184)	80	(264)
Total interest expense	47,512	41,110	6,402	6,163	5,321	842
FTE net interest income (Non-GAAP)	$ (8,979)	$ (15,152)	$ 6,173	$ 11,503	$ (3,126)	$ 14,629

FTE net interest income, a non-GAAP measure, was $88.7 million in 2023 and $97.7 million in 2022. There was a positive volume variance that was offset by a negative rate variance. The growth in average interest-earning assets exceeded that of interest-bearing liabilities, and resulted in additional tax-equivalent net interest income, a non-GAAP measure, of $6.2 million. A rate variance resulted in a decrease in net interest income of $15.2 million as liabilities repriced quicker than assets.

Average earning assets increased $263.1 million to $3.5 billion in 2023 from $3.2 billion in 2022 and accounted for a $12.6 million increase in interest income. Average loans increased $309.1 million, which caused interest income to increase $13.7 million. Average taxable investments decreased $69.2 million comparing 2023 and 2022, which resulted in decreased interest income of $1.1 million while average tax-exempt investments decreased $20.2 million, which resulted in a decrease to interest income of $0.5 million. The Company engaged in investment sales during the first three months of 2023 to, in part, fund loan growth and repay short term borrowings. Average federal funds sold increased $45.5 million, which resulted in an increase to interest income of $0.5 million.

Average interest-bearing liabilities grew $305.4 million to $2.6 billion in 2023 from $2.3 billion in 2022 resulting in a net increase in interest expense of $6.4 million. In addition, interest-bearing transaction accounts, including money market, NOW and savings accounts grew $32.0 million, which in aggregate caused a $0.7 million increase in interest expense. Large denomination time deposits averaged $37.7 million more in 2023 and caused interest expense to increase $0.4 million. An increase of $222.2 million in average time deposits less than $100 thousand increased interest expense by $4.7 million, due primarily to an increase in brokered deposits secured as part of the Company's strategy to improve on-balance sheet liquidity. Short-term borrowings averaged $4.3 million less and decreased interest expense $0.1 million while long-term debt averaged $17.8 million more and increased interest expense by $0.8 million comparing 2023 and 2022.

An unfavorable rate variance occurred, as the tax-equivalent yield on earning assets increased 84 basis points while there was a 174 basis points increase in the cost of funds. As a result, tax-equivalent net interest income decreased $15.2 million comparing 2023 and 2022. The tax-equivalent yield on earning assets was 4.34 percent in 2023 compared to 3.50 percent in 2022 resulting in an increase in interest income of $26.0 million. With the tax-equivalent yield on the investment portfolio increasing 10 basis points to 1.77 percent in 2023 from 1.67 percent in 2022, interest income increased $0.6 million. The tax-equivalent yield on the loan portfolio increased 77 basis points to 4.81 percent in 2023 from 4.04 percent in 2022 and resulted in an increase to interest income of $20.5 million.

An unfavorable rate variance was experienced in the cost of funds. We experienced increases in the rates paid on most major categories of interest-bearing liabilities. Specifically, the cost of non-maturity deposit accounts increased 148 basis points comparing 2023 and 2022. These increases resulted in an increase in interest expense of $28.6 million. With regard to time deposits, the average rate paid for time deposits less than $100 thousand increased 279 basis points while time deposits $100 thousand or more increased 212 basis points, which together resulted in an $11.6 million increase in interest expense. The average rate paid on short-term borrowings increased 243 basis points in 2023 when compared to 2022, causing a $0.9 million increase in interest expense. Interest expense decreased $5 thousand from a 32 basis point decrease in the average rate paid on long-term debt.

The average balances of assets and liabilities, corresponding interest income and expense and resulting average yields or rates paid are summarized as follows. Averages for earning assets include nonaccrual loans. Investment averages include available for sale securities at amortized cost. Income on tax-free investment securities and loans is adjusted to a tax-equivalent basis, a non-GAAP measure, using the prevailing federal statutory tax rate of 21.0 percent in 2023, 2022 and 2021.

Summary of net interest income

(Dollars in thousands, except percents)	Year ended December 31, 2023 Average Balance	Interest Income/ Expense	Yield/ Rate	December 31, 2022 Average Balance	Interest Income/ Expense	Yield/ Rate
Assets:						
Earning assets:						
Loans:						
Taxable	$ 2,605,927	$ 129,013	4.95 %	$ 2,306,455	$ 95,505	4.14 %
Tax-exempt	225,839	7,124	3.15	216,195	6,436	2.98
Total loans	2,831,766	136,137	4.81	2,522,650	101,941	4.04
Investments:						
Taxable	468,403	7,916	1.69	537,566	8,236	1.53
Tax-exempt	90,897	2,003	2.20	111,083	2,615	2.35
Total investments	559,300	9,919	1.77	648,649	10,851	1.67
Interest-bearing deposits	6,373	335	5.26	8,536	101	1.17
Federal funds sold	98,535	5,377	5.46	53,056	342	0.65
Total interest-earning assets	3,495,974	151,768	4.34 %	3,232,891	113,235	3.50 %
Less: allowance for credit losses	24,377			29,298		
Other assets	211,618			210,392		
Total assets	$ 3,683,215	$ 151,768		$ 3,413,985	$ 113,235	
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Money market accounts	$ 714,940	$ 22,686	3.17 %	$ 624,528	$ 4,967	0.80 %
Interest-bearing demand and NOW accounts	779,977	15,586	2.00	791,653	4,493	0.57
Savings accounts	474,028	994	0.21	520,770	496	0.10
Time deposits less than $100	349,990	13,344	3.81	127,801	1,299	1.02
Time deposits $100 or more	200,743	5,951	2.96	162,998	1,377	0.84
Total interest-bearing deposits	2,519,678	58,561	2.32	2,227,750	12,632	0.57
Short-term borrowings	38,331	1,920	5.01	42,680	1,103	2.58
Long-term debt	19,448	842	4.33	1,634	76	4.65
Subordinated debt	33,000	1,774	5.38	33,000	1,774	5.38
Total borrowings	90,779	4,536	5.00	77,314	2,953	3.82
Total interest-bearing liabilities	2,610,457	$ 63,097	2.42 %	2,305,064	$ 15,585	0.68 %
Noninterest-bearing deposits	698,749			753,399		
Other liabilities	44,786			34,517		
Stockholders' equity	329,223			321,005		
Total liabilities and stockholders' equity	$ 3,683,215			$ 3,413,985		
Net interest income/spread		$ 88,671	1.92 %		$ 97,650	2.82 %
Net interest margin (Non-GAAP)			2.54 %			3.02 %
Tax-equivalent adjustments:						
Loans		$ 1,496			$ 1,352	
Investments		421			549	
Total adjustments		$ 1,917			$ 1,901	

Note: Average balances were calculated using average daily balances. Interest income on loans includes fees of $0.4 million in 2023, $1.9 million in 2022 and $6.0 million in 2021. The decrease in 2023 is primarily due to lower origination fees.

(Dollars in thousands, except percents)	2021		
	Average Balance	Interest Income/ Expense	Average Interest Rate
Assets:			
Earning assets:			
Loans:			
Taxable	$ 2,063,168	$ 82,493	4.00 %
Tax-exempt	157,409	5,009	3.18
Total loans	2,220,577	87,502	3.94
Investments:			
Taxable	313,319	5,538	1.77
Tax-exempt	85,200	2,191	2.57
Total investments	398,519	7,729	1.94
Interest-bearing deposits	11,123	8	0.07
Federal funds sold	246,891	330	0.13
Total interest-earning assets	2,877,110	$ 95,569	3.32 %
Less: allowance for loan losses	27,209		
Other assets	227,293		
Total assets	$ 3,077,194		
Liabilities and Stockholders' Equity:			
Interest-bearing liabilities:			
Money market accounts	$ 549,169	$ 1,960	0.36 %
NOW accounts	666,885	2,202	0.33
Savings accounts	468,851	382	0.08
Time deposits less than $100	128,313	1,416	1.10
Time deposits $100 or more	172,711	1,350	0.78
Total interest-bearing deposits	1,985,929	7,310	0.37
Short-term borrowings	13,973	78	0.56
Long-term debt	7,948	260	3.27
Subordinated debt	33,000	1,774	5.38
Total borrowings	54,921	2,112	3.85
Total interest-bearing liabilities	2,040,850	$ 9,422	0.46 %
Noninterest-bearing deposits	684,527		
Other liabilities	25,704		
Stockholders' equity	326,113		
Total liabilities and stockholders' equity	$ 3,077,194		
Net interest income/spread		$ 86,147	2.86 %
Net interest margin (Non-GAAP)			2.99 %
Tax-equivalent adjustments:			
Loans		$ 1,052	
Investments		460	
Total adjustments		$ 1,512	

Provision for Credit Losses:

Effective January 1, 2023 the Company transitioned to ASU 2016-13 Financial Instruments – Credit Losses (Topic 326), commonly referred to as CECL. Based on our most current evaluation, we believe that the allowance is adequate to absorb any known and expected losses in the portfolio as of December 31, 2023. Refer to Note 1 "Summary of Significant Accounting Policies" for additional detail on the adoption of CECL.

The ACL decreased $5.6 million to $21.9 million at December 31, 2023, from $27.5 million at the end of 2022. In addition to the transition adjustment of $3.3 million, a net provision for credit losses of $0.6 million was recorded. The provision of $0.6 million included the $1.1 million adjustment previously noted, and a provision of $1.6 million was recorded due to the impact of various factors such as updated economic assumptions as well as changes in qualitative adjustments, portfolio composition and improved asset quality.

Noninterest Income:

Our noninterest income for 2023 was $14.1 million compared with $11.8 million for the year ago period, an increase of $2.3 million. The increase was primarily due to a $2.0 million loss on the sale of investment securities available for sale in the year ago. The remaining increase was due to an increase in service charges, fees and commissions of $0.7 million, due in part to a $0.4 million increase in consumer and commercial deposit service charges and increased dividends on FHLB stock. Merchant services income decreased $0.3 million on lower transaction volume incentives, and interest rate swap revenue decreased $0.2 million on lower origination volume and market value adjustments.

Noninterest Expense:

In general, our noninterest expense is categorized into three main groups, including employee-related expense, occupancy and equipment expense and other expenses. Employee-related expenses are costs associated with providing salaries, including payroll taxes and benefits to our employees. Occupancy and equipment expenses, the costs related to the maintenance of facilities and equipment, include depreciation, general maintenance and repairs, real estate taxes, rental expense offset by any rental income and utility costs. Other expenses include general operating expenses such as marketing, other taxes, stationery and supplies, contractual services, insurance, including FDIC assessment and loan collection costs. During 2023, we incurred expenses related to our proposed strategic combination with FNCB Bancorp, Inc., such as legal and consulting costs. Some of our noninterest costs and expenses are variable while the remainder is fixed. We utilize budgets and other related strategies in an effort to control the variable expenses. The major components of noninterest expense for the past three years are summarized as follows:

(Dollars in thousands)	2023	2022	2021
Salaries and employee benefits expense:			
Salaries and payroll taxes	$ 30,173	$ 29,308	$ 25,176
Employee benefits	5,112	4,245	4,560
Salaries and employee benefits expense	35,285	33,553	29,736
Occupancy and equipment expenses:			
Occupancy expense	11,114	10,839	8,212
Equipment expense	6,032	5,739	4,636
Occupancy and equipment expenses	17,146	16,578	12,848
Acquisition related expenses	1,816		
Other expenses:			
Professional fees and outside services	2,810	2,715	2,137
FDIC insurance and assessments	2,131	1,300	1,117
Donations	1,619	1,381	1,435
Other taxes	1,083	1,559	1,336
Advertising	545	943	575
Stationery and supplies	445	431	910
Amortization of intangible assets	105	363	491
Net gain on sale of other real estate owned	(18)	(478)	(210)
Other	4,853	4,332	4,629
Other expenses	13,573	12,546	12,420
Total noninterest expense	$ 67,820	$ 62,677	$ 55,004

Salaries and employee benefits expense constitute the majority of our noninterest expenses accounting for 52.0 percent of the total noninterest expense. Salaries and employee benefits expense increased $1.7 million or 5.2 percent to $35.3 million in 2023 from $33.6 million in 2022. Salaries and payroll taxes increased $0.9 million or 3.0 percent and employee benefits expense increased $0.9 million or 20.4 percent. The higher salary expense in 2023 was due primarily to lower deferred loan origination costs, which are recorded as a contra-salary expense, of $0.9 million. Benefits saw increases of $1.0 million in health insurance costs and profit-sharing expenses.

Occupancy and equipment expense increased $0.6 million or 3.4 percent to $17.1 million in 2023 from $16.6 million in 2022, due to higher technology costs related to increased account and transaction volumes, and increased facility expenses.

Acquisition related expenses totaled $1.8 million in 2023. There were no comparable expenses in 2022 and 2021.

Other expenses, which consist of, professional fees and outside services, FDIC insurance and assessments, donations, other taxes, advertising, stationary and supplies, amortization of intangible assets and all other expenses increased $1.0 million, due primarily to increased FDIC insurance assessments of $0.8 million. The year ago period included a $0.5 million of gains from the sale of other real estate owned, which is included in noninterest expense.

Income Taxes:

Our income tax expense was $5.1 million and our effective tax rate was 15.8 percent for the year ended December 31, 2023, a decrease from income tax expense of $7.3 million and an effective tax rate of 16.0 percent for the year ended December 31, 2022. The decrease in 2023 was primarily due to lower pretax income.

We also utilize loans and investments in tax-exempt organizations to mitigate our tax burden, as interest revenue from these sources is not taxable by the federal government. The tax benefit of tax-exempt income was 3.3 percent of pre-tax income in 2023 and 3.1 percent in 2022.

The effective tax rate in 2023 and 2022 was also influenced by the recognition of investment tax credits related to our limited partnership investments in elderly and low- to- moderate-income residential housing programs which allow us to mitigate our tax burden. By utilizing these credits, we reduced our income tax expense by $755 thousand in 2023 and $911 thousand in 2022. We anticipate investment tax credits from these investments to be $627 thousand in 2023.

Management's Discussion and Analysis 2022 versus 2021

Operating Environment:

2022 has been centered in uncertainty around the lingering effects of COVID-19, high inflation, a tight labor market, fear of recession and the global impact of Russia's invasion of the Ukraine. As COVID-19 restrictions began to ease and commercial and consumer activity returned to pre-pandemic levels, strong demand driven by low interest rates and government stimulus clashed with weakened supply chains and pandemic-related shortages.

Inflation increased during 2022 to levels well above the Federal Open Market Committee's ("FOMC") long-term desired 2 percent level for items other than food and energy and remained elevated at year-end 2022. Core inflation, as measured by the Consumer Price Index ("CPI"), excluding items known for their volatility such as food and energy, was 5.7 percent for the 12 months ending December 31, 2022. When including food and energy, CPI was 6.5 percent due primarily to higher energy costs. The Personal Consumption Expenditures Index ("PCE"), a measure of the prices that people living in the U.S. pay for goods and services, increased 5.0 percent in December compared to a year ago. Excluding food and energy, PCE increased 4.4 percent.

Concerns over the high inflation rate have resulted in central bankers in the U.S. adjusting interest rates to slow economic activity by curbing spending, hiring and investment. The FOMC has increased rates seven times through December 31, 2022 for a total of 425 basis points, 25 basis points in February 2023 and additional increases are expected through the first quarter 2023. Higher rates or maintaining rates at this elevated level may be justified beyond that by still tight labor markets, elevated wage pressures and high inflation.

We saw strong loan growth in 2022 despite these higher rates. However, we have seen lower mortgage origination and sales volume as interest rates on mortgage loans have reached 20 year highs and the housing market cools off. From a funding perspective, the competition for and subsequent costs of deposits and alternative funding sources has increased and likely will continue to increase in 2023 as the FOMC adjusts rates.

The labor market remained strong in 2022 with an unemployment rate of 3.5 percent for December. This along with reduced labor force participation has made it difficult and costly for companies to fill open positions and thus could increase our salaries and benefits expenses. The labor market remains strong going into 2023. Job growth accelerated in the beginning of 2023 as U.S. employers added 517 thousand jobs and pushed the unemployment rate to a 53-year low 3.4 percent in January despite announced corporate lay-offs. Wage growth continued to slow as average hourly earnings grew 4.4 percent in January from a year earlier, down from a revised 4.8 percent in December. Continued strength in the labor market may fuel additional interest rate increases.

Gross domestic product ("GDP") rose at a 2.9 percent annualized pace in the fourth quarter after increasing 3.2 percent in the third quarter. This reflected increases in inventory investment and consumer spending partially offset by a decrease in housing investment.

Review of Financial Position:

Total assets, loans and deposits were $3.6 billion, $2.7 billion and $3.0 billion, respectively, at December 31, 2022. Total assets, loans and deposits grew 5.5 percent, 17.2 percent and 2.8 percent, respectively, compared to 2021 year-end balances.

The loan portfolio consisted of $2.3 billion of business loans, including commercial and commercial real estate loans, and $421.0 million in retail loans, including residential mortgage and consumer loans at December 31, 2022. Total investment securities were $569.0 million at December 31, 2022, including $477.7 million of investment securities classified as available-for sale and $91.2 million classified as held to maturity. Total deposits consisted of $772.8 million in noninterest-bearing deposits and $2.3 billion in interest-bearing deposits at December 31, 2022.

Stockholders' equity equaled $315.4 million, or $44.06 per share, at December 31, 2022, and $340.1 million, or $47.44 per share, at December 31, 2021. Our equity to asset ratio was 8.9 percent and 10.1 percent at those respective period ends. Dividends declared for the 2022 amounted to $1.58 per share representing 29.9 percent of net income.

Nonperforming assets equaled $4.1 million or 0.12 percent of total assets at December 31, 2022 compared to $5.0 million or 0.15 percent at December 31, 2021. The allowance for loan losses equaled $27.5 million or 1.01 percent of loans, net, at December 31, 2022, compared to $28.4 million or 1.22 percent at year-end 2021. Loans charged-off, net of recoveries equaled $0.5 million or 0.02 percent of average loans in 2022, compared to $0.7 million or 0.03 percent of average loans in 2021.

Investment Portfolio:

Investment securities decreased $19.7 million, to $569.0 million at December 31, 2022, from $588.7 million at December 31, 2021. At December 31, 2022, the investment portfolio consisted of $477.7 million of investment securities classified as available for sale and $91.2 million classified as held to maturity. Security purchases totaled $138.7 million in 2022. Investment purchases in 2021 amounted to $358.6 million. Repayments of investment securities totaled $46.9 million in 2022 and $60.4 million in 2021

Investment securities averaged $648.6 million and equaled 20.1 percent of average earning assets in 2022, compared to $398.5 million and 13.9 percent of average earning assets in 2021. The tax-equivalent yield on the investment portfolio decreased 27 basis points to 1.67 percent in 2022 from 1.94 percent in 2021. The decrease in the tax-equivalent yield is due to cash flow from maturing and called bonds being reinvested at lower market rates coupled with lower yields on new purchases executed during the first three months of 2022.

Loan Portfolio:

Overall, total loans increased $400.9 million or 17.2 percent in 2022 to $2.7 billion at December 31, 2022. Excluding PPP loans, loan growth totaled $447.5 million or 19.8 percent. Business loans, including commercial loans and commercial real estate loans, were $2.3 billion or 84.6 percent of total loans at December 31, 2022, and $2.0 billion or 84.0 percent at year-end 2021. Residential mortgages and consumer loans totaled $421.0 million or 15.4 percent of total loans at year-end 2022 and $372.5 million or 16.0 percent at year-end 2021. Total loan growth, excluding PPP loans, of $447.5 million was primarily attributable to increases in our commercial real estate portfolio which grew $366.3 million in 2022 due to continued success of our strategy to expand in larger markets with strong growth potential, and strong organic growth in our legacy markets. Our expansion strategy commenced during 2014 in the Lehigh Valley with a community banking office and team of dedicated lenders and has expanded with two additional branch offices and additional teams of experienced lenders and credit professionals. Growth is also due to our presence in the Greater Delaware Valley, first by opening a branch office in King of Prussia in 2016, and during 2020 with the opening of a branch in Doylestown and recruitment of two experienced lenders. Further growth was attained by our entrance into Central Pennsylvania with a branch office in Lebanon, staffed with a team of lending professionals during the middle of 2018. Our most recent expansion during the final six months of 2021 into the Greater Pittsburgh market with a new office and team of experienced lenders and entrance into Central New Jersey with an office in Piscataway, Middlesex County, and team of experienced lenders known in the market has exceeded projections and contributed to the strong loan growth in 2022. Based on the customer service oriented philosophy of our organization along with the commitment of these employees, we continue to be well received in these new markets as we are in our existing markets.

Loans averaged $2.5 billion in 2022, compared to $2.2 billion in 2021. Taxable loans averaged $2.3 billion, while tax-exempt loans averaged $0.2 billion in 2022. The loan portfolio continues to play the prominent role in our earning asset mix. As a percentage of earning assets, average loans equaled 78.0 percent in 2022, an increase from 77.2 percent in 2021.

Asset Quality:

Nonperforming assets consist of nonperforming loans, which include nonaccrual loans, troubled debt restructured loans and accruing loans past due 90 days or more. For a discussion of our policy regarding nonperforming assets and the recognition of interest income on impaired loans, refer to the notes entitled, "Summary of significant accounting policies — Nonperforming assets," and "Loans, net and allowance for loan losses" in the Notes to Consolidated Financial Statements to this Annual Report which are incorporated in this item by reference.

We maintain the allowance for loan losses at a level we believe adequate to absorb probable credit losses related to individually evaluated loans, as well as probable incurred losses inherent in the remainder of the loan portfolio as of the balance sheet date. The balance in the allowance for loan losses account is based on past events and current economic conditions. We employ the Federal Financial Institutions Examination Council ("FFIEC") Interagency Policy Statement, as amended, and GAAP in assessing the adequacy of the allowance account. Under GAAP, the adequacy of the allowance account is determined based on the provisions of FASB Accounting Standards Codification ("ASC") 310 for loans specifically identified to be individually evaluated for impairment and the requirements of FASB ASC 450, for large groups of smaller-balance homogeneous loans to be collectively evaluated for impairment.

The allowance for loan losses decreased $0.9 million to $27.5 million at December 31, 2022, from $28.4 million at the end of 2021. The decrease resulted from a credit to the provision for loan losses of $0.4 million and net loans charged-off of $0.5 million. The release from the allowance for loan losses during the year ended December 31, 2022 was due to application of our allowance for loan losses methodology that included a decline in historical loss factors and overall improvement to the quality of our loan portfolio based on current conditions. The 2021 period includes the total charge-off of a fully allocated small-business line of credit originated in our Greater Delaware Valley market totaling $0.4 million. During 2020, $0.9 million was charged-off related to small-business lines of credit originated in our Greater Delaware Valley market offset by $0.2 million of recoveries.

Past due loans not satisfied through repossession, foreclosure or related actions are evaluated individually to determine if all or part of the outstanding balance should be charged against the allowance for loan losses account. Any subsequent recoveries are credited to the allowance account. Net loans charged-off decreased $0.2 million to $0.5 million in 2022 from $0.7 million in 2021. Net charge-offs, as a percentage of average loans outstanding, equaled 0.02 percent in 2022 and 0.03 percent in 2021.

The allowance for loan losses account decreased $0.9 million to $27.5 million at December 31, 2022, compared to $28.4 million at December 31, 2021. The specific portion of the allowance for impairment of loans individually evaluated under FASB ASC 310 decreased $135 thousand to $40 thousand at December 31, 2022, from $175 thousand at December 31, 2021 and the portion of the allowance for loans collectively evaluated for impairment under FASB ASC 450, decreased $776 thousand to $27.4 million at December 31, 2022, from $28.2 million at December 31, 2021. The decrease in the specific portion of the allowance was a result of a decrease in measured impairment for collateral dependent loans, improved credit quality and a decrease to nonperforming loans of $0.3 million. The decrease in the collectively evaluated portion was primarily the result of the roll-off of historical losses within our commercial loan portfolio, improved credit quality and a decrease of nonperforming loans.

The coverage ratio, the allowance for loan losses, as a percentage of nonperforming loans, is an industry ratio used to test the ability of the allowance account to absorb potential losses arising from nonperforming loans. The coverage ratio was 664.5 percent at December 31, 2022 and 634.5 percent at December 31, 2021. We believe that our allowance was adequate to absorb probable credit losses at December 31, 2022.

Deposits:

Our deposit base is the primary source of funds to support our operations. We offer a variety of deposit products to meet the needs of our individual and commercial customers. Total deposits grew $83.2 million or 2.8 percent to $3.0 billion at the end of 2022. The increase in deposits is due to organic growth of customer relationships throughout all our markets and inflows of municipal deposits. Total deposits include $23.1 million of brokered certificates of deposit. Noninterest-bearing deposits grew $35.0 million or 4.8 percent while interest-bearing deposits increased $48.2 million or 2.2 percent in 2022. Noninterest-bearing deposits represented 25.4 percent of total deposits while interest-bearing deposits accounted for 74.6 percent of total deposits at December 31, 2022. Comparatively, noninterest-bearing deposits and interest-bearing deposits represented 24.9 percent and 75.1 percent of total deposits at year end 2021.

With regard to interest-bearing deposits, interest-bearing transaction accounts, which include money market accounts and NOW accounts, and savings accounts, increased $50.8 million in 2022. Commercial interest-bearing transaction accounts increased $29.4 million, while personal interest-bearing transaction accounts increased $21.4 million. Savings accounts increased $32.1 million during 2022 as customers keep a portion of their balances in safe liquid accounts. The strong growth in our non-maturity deposits was due to continuing our strategic initiative to grow our public fund deposits and continued organic growth in all our markets.

Total deposits averaged $3.0 billion in 2022 and $2.7 billion in 2021, increasing $310.7 million or 11.6 percent comparing 2022 to 2021. Average noninterest-bearing deposits increased $68.9 million, while average interest-bearing accounts grew $241.8 million. Average interest-bearing transaction deposits, including money market and NOW accounts, and savings accounts, increased $252.0 million while average total time deposits decreased $10.2 million when comparing 2022 and 2021.

Our cost of interest-bearing deposits increased to 0.57 percent in 2022. Specifically, the cost of money market accounts increased 44 basis points to 0.80 percent from 0.36 percent and NOW accounts increased 24 basis points to 0.57 percent. The increases in the cost of our interest-bearing deposits is due to the FOMC rate increases as rate-sensitive customers require higher rates on their deposits along with competitive pressure for deposits. We expect our cost of funds to continue to rise in 2023 as the FOMC raises rates.

Volatile deposits, time deposits $100 or more, averaged $163.0 million in 2022, a decrease of $9.7 million or 5.6 percent from $172.7 million in 2021. Our average cost of these funds increased 6 basis points to 0.84 percent in 2022, from 0.78 percent in 2021. This type of funding is susceptible to withdrawal by the depositor as they are particularly price sensitive and are therefore not considered to be a strong source of liquidity.

Market Risk Sensitivity:

With respect to evaluating our exposure to IRR on earnings, we utilize a gap analysis model that considers repricing frequencies of RSA and RSL. Gap analysis attempts to measure our interest rate exposure by calculating the net amount of RSA and RSL that reprice within specific time intervals. A positive gap occurs when the amount of RSA repricing in a specific period is greater than the amount of RSL repricing within that same time frame and is indicated by a RSA/RSL ratio greater than 1.0. A negative gap occurs when the amount of RSL repricing is greater than the amount of RSA and is indicated by a RSA/RSL ratio less than 1.0. A positive gap implies that earnings will be impacted favorably if interest rates rise and adversely if interest rates fall during the period. A negative gap tends to indicate that earnings will be affected inversely to interest rate changes.

At December 31, 2022, we had cumulative one-year RSA/RSL ratio of 0.69, a positive gap. At December 31, 2021, we had cumulative one-year RSA/RSL of 1.16, a positive gap. As previously mentioned, a positive gap indicates that if interest rates increase, our earnings would likely be favorably impacted. The overall focus of ALCO is to maintain a well-balanced IRR position in order to safeguard future earnings during historical low-rate environment and from potential risk to falling interest rates. During the first six months of 2022, ALCO took steps to reduce our positive gap position and guard against rates unchanged or down through the origination of fixed rate loans and the investment in longer term, fixed rate investment securities. However, as interest rates moved higher due to the FOMC's attempt to curb inflation, ALCO focused on funding costs and asset yields.

The change in our cumulative one-year ratio from the previous year-end resulted from a $319.6 million or 24.0 percent decrease in RSA offset by a $324.2 million or 28.2 percent increase in RSL maturing or repricing within one year. The decrease in RSA resulted primarily from a $242.4 million decrease in federal funds sold, resulting from an increase in commercial lending.

With respect to the $324.2 million increase in RSL maturing or repricing within a twelve month time horizon, non-maturity deposits increased $210.1 million due to customers seeking liquid accounts and saving at a higher percentage due to the economic uncertainty of the pandemic. In addition short-term borrowings increased $114.9 million in part to fund loan growth.

Liquidity:

We employ a number of analytical techniques in assessing the adequacy of our liquidity position. One such technique is the use of ratio analysis to illustrate our reliance on noncore funds to fund our investments and loans maturing after 2022. At December 31, 2022, our noncore funds consisted of time deposits in denominations of $100 thousand or more, short-term borrowings, and long-term and subordinated debt. Large denomination time deposits are particularly not considered to be a strong source of liquidity since they are very interest rate sensitive and are considered to be highly volatile. At December 31, 2022, our net noncore funding dependence ratio, the difference between noncore funds and short-term investments to long-term assets, was 9.6 percent. Our net short-term noncore funding dependence ratio, noncore funds maturing within one year, less short-term investments to long-term assets equaled 8.5 percent. Comparatively, our ratios equaled negative 3.0 percent and negative 5.6 percent at the end of 2021, which indicates a significant increase in our reliance on noncore funds in 2022. Our basic liquidity surplus ratio, defined as liquid assets less short-term potentially volatile liabilities as a percentage of total assets, decreased to 6.5 percent at December 31, 2022, from 14.6 percent at December 31, 2021 as our funding of loan demand outpaced our core deposit growth. We anticipate similar circumstances in the coming year and are implementing competitive pricing strategies on deposits and are exploring alternative funding to ensure adequate liquidity to support future growth.

The Consolidated Statements of Cash Flows present the change in cash and cash equivalents from operating, investing and financing activities. Cash and cash equivalents consist of cash on hand, cash items in the process of collection, noninterest-bearing and interest-bearing deposits with other banks and federal funds sold. Cash and cash equivalents decreased $242.1 million for the year ended December 31, 2022, primarily due to loan growth outpacing deposit growth. For the year ended December 31, 2021, cash and cash equivalents increased $51.7 million.

Operating activities provided net cash of $42.4 million in 2022 and $40.8 million in 2021. Net income, adjusted for the effects of noncash expenses such as depreciation, amortization and accretion of tangible and intangible assets and investment securities, and the provision for loan losses, is the primary source of funds from operations.

Net cash provided by financing activities equaled $183.4 million in 2022. Net cash provided by financing activities was $451.1 million in 2021. Deposit gathering, which is our predominant financing activity, increased in both 2022 and 2021 and provided a net cash inflow in 2022 of $83.2 million and $526.3 million in 2021. Short-term borrowings increased net cash by $114.9 million in 2022 and decreased cash by $50.0 million in 2021. Inflows in 2022 were also partially offset by a $2.1 million net decrease due to payments made to our long-term debt as well as cash dividends paid of $11.3 million and the retirement of common stock of $1.3 million. In 2021, deposit gathering was partially offset by a decrease in short term borrowings of $50.0 million, a $12.1 million net decrease in long-term debt, and cash dividends paid of $10.8 million.

Our primary investing activities involve transactions related to our investment and loan portfolios. Net cash used in investing activities totaled $467.8 million and $440.1 million in 2022 and 2021, respectively. Net cash used in lending activities was $402.7 million in 2022, an increase from $152.0 million in 2021. Activities related to our investment portfolio used net cash of $48.3 million in 2022 and used net cash of $298.2 million in 2021.

Capital Adequacy:

Bank regulatory agencies consider capital to be a significant factor in ensuring the safety of a depositor's accounts. These agencies have adopted minimum capital adequacy requirements that include mandatory and discretionary supervisory actions for noncompliance. Our and Peoples Bank's risk-based capital ratios are strong and have consistently exceeded the minimum regulatory capital ratios required for adequately capitalized institutions. Our ratio of Tier 1 capital to risk-weighted assets and off-balance sheet items was 11.1 percent and 12.3 percent at December 31, 2022 and 2021, respectively. Our Total capital ratio was 12.1 percent and 13.6 percent at December 31, 2022 and 2021, respectively. Our and Peoples Bank's common equity Tier I capital to risk-weighted assets ratios were 11.1 percent and 12.3 percent at December 31, 2022 and 12.3 percent and 13.8 percent at December 31, 2021. Our Leverage ratio, which equaled 9.0 percent at December 31, 2022 and 9.2 percent at December 31, 2021, exceeded the minimum of 4.0 percent for capital adequacy purposes. Peoples Bank reported Tier 1 capital, Total capital and Leverage ratios of 12.2 percent, 13.3 percent and 9.7 percent at December 31, 2022, and 13.8 percent, 15.0 percent and 9.6 percent at December 31, 2021. Based on the most recent notification from the FDIC, Peoples Bank was categorized as well capitalized at December 31, 2022. There are no conditions or events since this notification that we believe have changed Peoples Bank's category. For a further discussion of these risk-based capital standards and supervisory actions for noncompliance, refer to the note entitled, "Regulatory matters," in the Notes to Consolidated Financial Statements to this Annual Report.

Stockholders' equity was $315.4 million or $44.06 per share at December 31, 2022, and $340.1 million or $47.44 per share at December 31, 2021. The $24.7 million decline in shareholders equity in 2022 was due to an increase in accumulated other comprehensive loss resulting from an increase to the unrealized loss of available for sale securities and dividends paid to shareholders, partially offset by net income.

Review of Financial Performance:

Net income for the twelve months ended December 31, 2022, totaled $38.1 million or $5.28 per diluted share, a 12.5 percent decrease when compared to $43.5 million or $6.02 per diluted share for the comparable period of 2021. The decrease in earnings for 2022 is a result of lower noninterest income due to a $2.0 million pre-tax loss on the sale of available for sale securities in the current period and a pre-tax gain of $12.2 million from the sale of Visa Class B shares in 2021, combined with higher noninterest expenses. Higher net interest income and a lower provision for loan losses partially offset the declines. ROAA was 1.12 percent and ROE was 11.86 percent for the year ended December 31, 2022.

Tax-equivalent net interest income, a non-GAAP measure, was $97.7 million in 2022 and $86.1 million in 2021. Our net interest margin equaled 3.02 percent in 2022 and 2.99 percent in 2021. Noninterest income, totaled $11.9 million 2022 and $25.6 million in 2021, which included the pre-tax gain of $12.2 million from the sale of Visa Class B shares. Noninterest expense was $62.7 million for the year ended December 31, 2022 compared to $55.0 million for the year ended December 31, 2021. Our productivity is measured by the operating efficiency ratio, a non-GAAP measure, defined as noninterest expense less amortization of intangible assets divided by the total of tax-equivalent net interest income and noninterest income. Our operating efficiency ratio was 55.9 percent in 2022 and 54.7 percent in 2021.

Visa Class B Common Stock Sale:

On October 8, 2021, Peoples Bank agreed to sell 44,982 shares of the Class B common stock of Visa Inc. for a purchase price of $12.2 million. The shares had no carrying value on Peoples Bank's balance sheet and, as Peoples Bank had no historical cost basis in the shares, the entire purchase was realized as a pretax gain. The transaction had a positive impact on the Peoples Bank's regulatory capital, which is being used for capital management and to support the Company's organic growth.

The Bank received 73,333 Class B shares of Visa Inc. as part of its membership interest in March 2008, and 28,351 shares were redeemed in connection with Visa's initial public offering in 2008. The sale of the remaining 44,982 Class B shares settled in October, 2021 and was included in our 2021 fourth-quarter and year-end results as an after-tax gain of $9.6 million.

Net Interest Income:

Tax-equivalent net interest income, a non-GAAP measure, was $97.7 million in 2022 and $86.1 million in 2021. Interest and net fees earned on the PPP loans totaled $1.8 million in 2022, down from $7.1 million in 2021. There was a positive volume variance that was partially offset by a negative rate variance. The growth in average earning assets exceeded that of interest-bearing liabilities, and resulted in additional tax-equivalent net interest income, a non-GAAP measure, of

$14.6 million. A rate variance resulted in a decrease in net interest income of $3.1 million as liabilities repriced quicker than assets.

Average earning assets increased $355.8 million to $3.2 billion in 2022 from $2.9 billion in 2021 and accounted for a $15.5 million increase in interest income. Average loans, net increased $302.1 million, which caused interest income to increase $11.8 million. Average taxable investments increased $224.2 million comparing 2022 and 2021, which resulted in increased interest income of $3.5 million while average tax-exempt investments increased $25.9 million, which resulted in an increase to interest income of $0.6 million.

Average interest-bearing liabilities grew $264.2 million to $2.3 billion in 2022 from $2.0 billion in 2021 resulting in a net increase in interest expense of $0.8 million. In addition, interest-bearing transaction accounts, including money market, NOW and savings accounts grew $252.0 million, which in aggregate caused an $0.8 million increase in interest expense. Large denomination time deposits averaged $9.7 million less in 2022 and caused interest expense to decrease $78 thousand. A decrease of $0.5 million in average time deposits less than $100 thousand decreased interest expense by $6 thousand. Short-term borrowings averaged $28.7 million more and increased interest expense $370 thousand while long-term debt averaged $6.3 million less and decreased interest expense by $264 thousand comparing 2022 and 2021.

An unfavorable rate variance occurred, as the tax-equivalent yield on earning assets increased 18 basis points while there was a 22 basis points increase in the cost of funds. As a result, tax-equivalent net interest income decreased $3.1 million comparing 2022 and 2021. The tax-equivalent yield on earning assets was 3.50 percent in 2022 compared to 3.32 percent in 2021 resulting in a decrease in interest income of $2.2 million. With the tax-equivalent yield on the investment portfolio decreasing 27 basis points to 1.67 percent in 2022 from 1.94 percent in 2021, interest income decreased $1.0 million. The tax-equivalent yield on the loan portfolio increased 10 basis points to 4.04 percent in 2022 from 3.94 percent in 2021 and resulted in an increase to interest income of $2.7 million.

An unfavorable rate variance was experienced in the cost of funds. We experienced increases in the rates paid on most major categories of interest-bearing liabilities. Specifically, the cost of non-maturity deposit accounts increased 25 basis points comparing 2022 and 2021. These increases resulted in an increase in interest expense of $4.6 million. With regard to time deposits, the average rate paid for time deposits less than $100 thousand decreased 8 basis points while time deposits $100 thousand or more increased 6 basis points, which together resulted in a $6 thousand decrease in interest expense. The average rate paid on short-term borrowings increased 202 basis points in 2022 when compared to 2021, causing a $655 thousand increase in interest expense. Interest expense increased $80 thousand from a 138 basis point increase in the average rate paid on long-term debt.

Provision for Loan Losses:

We evaluate the adequacy of the allowance for loan losses account on a quarterly basis utilizing our systematic analysis in accordance with procedural discipline. We take into consideration certain factors such as composition of the loan portfolio, the volume of nonperforming loans, volumes of net charge-offs, prevailing economic conditions and other relevant factors when determining the adequacy of the allowance for loan losses account. We make monthly provisions to the allowance for loan losses account in order to maintain the allowance at an appropriate level. For the twelve month period ending December 31, 2022, $449 thousand was released from the allowance for loan losses compared to a provision of $1.8 million in 2021. The release in 2022 was due to the overall improvement of credit quality of the loan portfolio based on current conditions, combined with a decline in historical loss factors utilized for our loan loss methodology as of December 31, 2022. The provision in the twelve month period ended December 31, 2021 was reflective of our allowance for loan losses methodology and evaluation of qualitative factors that existed during that time. Based on our most recent evaluation at December 31, 2022, we believe that the allowance was adequate to absorb any known or potential losses in our portfolio as of such date.

Noninterest Income:

Our noninterest income for 2022 was $11.8 million compared with $25.6 million for the year ago period, a decrease of $13.8 million. The decrease was primarily due to a loss of $2.0 million on the sale of investment securities in the current year and a $12.2 million gain the sale of the Visa Class B shares in 2021. Excluding these events, noninterest income increased $338 thousand or 2.5 percent. Service charges, fees and commissions increased $907 thousand, due in part to the reversal of an accrual of a $335 thousand bank owned life insurance benefit in the year ago period, higher consumer and commercial deposit service charges and higher revenue related to debit card activity.   The increases were partially offset by a decrease of $464 thousand in mortgage banking income on lower sales volume due to higher market rates.

Noninterest Expense:

Noninterest expense was $62.7 million for the year ended December 31, 2022 compared to $55.0 million for the year ended December 31, 2021.

Salaries and employee benefits expense constitute the majority of our noninterest expenses accounting for 53.5 percent of the total noninterest expense. Salaries and employee benefits expense increased $3.8 million or 12.8 percent to $33.6 million in 2022 from $29.7 million in 2021. Salaries and payroll taxes increased $4.1 million or 16.4 percent and employee benefits expense decreased $315 thousand or 6.9 percent. The higher salary expense in 2022 was due to annual merit increases, our investment into our newest expansion markets which operated for an entire twelve month period, additional hires to support our growth and lower deferred loan origination costs, which are initially not expensed but rather deferred and amortized over the life of the loan. Employee benefits expense was lower due to lower health insurance costs and lower pension expense.

Occupancy and equipment expense increased $3.7 million or 29.0 percent to $16.6 million in 2022 from $12.8 million in 2021. Occupancy expenses increased $2.6 million or 32.0 percent to $10.8 million in 2022 from $8.2 million in 2021 as a result of entrance into the Piscataway, New Jersey and Pittsburgh, Pennsylvania markets. Equipment related expense increased $1.1 million or 23.8 percent to $5.7 million in 2022 from $4.6 million in 2021, due to information technology investments related to mobile/digital banking solutions implemented during the second half of 2021.

Other expenses, which consist of FDIC insurance and assessments, professional fees and outside services, other taxes, stationary and supplies, advertising, amortization of intangible assets and all other expenses were relatively flat at $12.5 million in 2022 and $12.4 million in 2021. A gain of $478 thousand on the sale of properties held as other real estate was offset by an increase in professional services costs of $578 thousand. Stationary and supply costs decreased $479 thousand partially due to our digital banking initiatives. Peoples anticipates that its FDIC insurance and assessment expense will increase approximately $0.7 million in 2023 as a result of the FDIC's announced assessment rate increases.

Income Taxes:

Our income tax expense was $7.3 million and our effective tax rate was 16.0 percent for the year ended December 31, 2022, a decrease from income tax expense of $10.0 million and an effective tax rate of 18.7 percent for the year ended December 31, 2021. The decrease in 2022 was primarily due to lower pretax income due in part to a $12.2 million pre-tax Visa Class B shares gain in 2021, combined with a $621 deferred tax adjustment. We also utilize loans and investments of tax-exempt organizations to mitigate our tax burden, as interest revenue from these sources is not taxable by the federal government. The tax benefit of tax-exempt income was 3.3 percent of pre-tax income in 2022 as compared to a 2.3 percent benefit in 2021.

The effective tax rate in 2022 and 2021 was also influenced by the recognition of investment tax credits related to our limited partnership investments in elderly and low- to- moderate-income residential housing programs which allow us to mitigate our tax burden. By utilizing these credits, we reduced our income tax expense by $911 thousand in 2022 and $1.1 million in 2021. We anticipate investment tax credits from these investments to be $755 thousand in 2023. Over the next two years, we will recognize aggregate tax credits from our investments in these projects of approximately $1.4 million.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the risk to our earnings and/or financial position resulting from adverse changes in market rates or prices, such as interest rates, foreign exchange rates or equity prices. Our exposure to market risk is primarily interest rate risk ("IRR"), which arises from our lending, investing and deposit gathering activities. Our market risk sensitive instruments consist of derivative and non-derivative financial instruments, none of which are entered into for trading purposes. During the normal course of business, we are not exposed to foreign exchange risk or commodity price risk. Our exposure to IRR can be explained as the potential for change in reported earnings and/or the market value of net worth. Variations in interest rates affect the underlying economic value of assets, liabilities and off-balance sheet items. These changes arise because the present value of future cash flows, and often the cash flows themselves, change with interest rates. The effects of the changes in these present values reflect the change in our underlying economic value, and provide a basis for the expected change in future earnings related to interest rates. Interest rate changes affect earnings by changing net interest income and the level of other interest-sensitive income and operating expenses. IRR is inherent in the role of banks as financial intermediaries.

A bank with a high degree of IRR may experience lower earnings, impaired liquidity and capital positions, and most likely, a greater risk of insolvency. Therefore, banks must carefully evaluate IRR to promote safety and soundness in their activities. Interest rate risk is the risk of loss to future earnings due to changes in interest rates. The Asset Liability Committee ("ALCO") is responsible for establishing policy guidelines on liquidity and acceptable exposure to interest rate risk. Generally quarterly, ALCO reports on the status of liquidity and interest rate risk matters to the Company's Board of Directors. The objective of the ALCO is to manage assets and funding sources to produce results that are consistent with the Company's liquidity, capital adequacy, growth, risk and profitability goals and are within policy limits.

The Company utilizes the pricing and structure of loans and deposits, the size and duration of the investment securities portfolio, the size and duration of the wholesale funding portfolio, and off-balance sheet interest rate contracts to manage interest rate risk. The off-balance sheet interest rate contracts may include interest rate swaps, caps and floors. These interest rate contracts involve, to varying degrees, credit risk and interest rate risk. Credit risk is the possibility that a loss may occur if a counterparty to a transaction fails to perform according to terms of the contract. The notional amount of the interest rate contracts is the amount upon which interest and other payments are based. The notional amount is not exchanged, and therefore, should not be taken as a measure of credit risk. See Note 13 to the Audited Consolidated Financial Statements for additional information.

The ALCO uses income simulation to measure interest rate risk inherent in the Company's on-balance sheet and off-balance sheet financial instruments at a given point in time by showing the effect of interest rate shifts on net interest income over a 24-month horizon and a 60-month horizon. The simulations assume that the size and general composition of the Company's balance sheet remain static over the simulation horizons, with the exception of certain deposit mix shifts from low-cost time deposits to higher-cost time deposits in selected interest rate scenarios. Additionally, the simulations take into account the specific repricing, maturity, call options, and prepayment characteristics of differing financial instruments that may vary under different interest rate scenarios. The characteristics of financial instrument classes are reviewed typically quarterly by the ALCO to ensure their accuracy and consistency.

The ALCO reviews simulation results to determine whether the Company's exposure to a decline in net interest income remains within established tolerance levels over the simulation horizons and to develop appropriate strategies to manage this exposure. As of December 31, 2023 and December 31, 2022, net interest income simulations indicated that exposure to changing interest rates over the simulation horizons remained within tolerance levels established by the Company. All changes are measured in comparison to the projected net interest income that would result from an "unchanged" rate scenario where both interest rates and the composition of the Company's balance sheet remain stable for a 24-month and 60-month period. In addition to measuring the change in net interest income as compared to an unchanged interest rate scenario, the ALCO also measures the trend of both net interest income and net interest margin over a 24-month and 60-month horizon to ensure the stability and adequacy of this source of earnings in different interest rate scenarios.

Model results at December 31, 2023 indicated a lower starting level of net interest income ("NII") compared to the December 31, 2022 model as balance sheet growth, a shift in balance sheet mix and higher assumed market rates were more than offset by higher interest-bearing liability costs leading to a decrease to the balance sheet spread of 63 basis points. After the first twelve months of the model simulation, the benefit to NII increases as a result of the higher assumed replacement rates on assets resulting from the FOMC's increase to the federal funds rate of 525 basis points since March 2022. Our interest rate risk position exhibits a relatively well-matched position to both rising and falling interest rate environments in the first year of simulation while a sustained falling rate environment presents the greatest potential risk to NII over the longer-term horizon. This position at December 31, 2023 is more asset-sensitive than the simulation at December 31, 2022 indicated due to the increase in our floating rate overnight federal funds sold position resulting, in part, to the strategy to add longer term fixed rate callable brokered deposits and fixed rate FHLB advances to mitigate exposure to rising rates.

The ALCO regularly reviews a wide variety of interest rate shift scenario results to evaluate interest rate risk exposure, including scenarios showing the effect of steepening or flattening changes in the yield curve as well as parallel changes in interest rates of up to 400 basis points. Because income simulations assume that the Company's balance sheet will remain static over the simulation horizon, the results do not reflect adjustments in strategy that the ALCO could implement in response to rate shifts.

Since 2022, the FOMC has increased the federal funds target rate in part to mitigate high inflation. Through December 31, 2023, there have been eleven rate increases, totaling 525 basis points. Although we have realized higher rates on our existing adjustable rate loans and new originations, our average funding costs are increasing at a faster pace as rate-sensitive customers are seeking higher returns. We expect our funding costs to continue to increase in the near term, however at a slower pace, due to current market rates and the recent pause of the FOMC in hiking rates, which may negatively impact our net interest income. Additionally, if deposit costs have to be increased more than the simulation assumptions and / or we experience a shift from non-maturity deposits to higher costing time deposits, net interest income would be reduced from projected levels.

The projected impact of instantaneous changes in interest rates on our net interest income and economic value of equity at December 31, 2023, based on our simulation model, is summarized as follows:

	December 31, 2023 % Change in			
Changes in Interest Rates (basis points)	Net Interest Income		Economic Value of Equity	
	Metric	Policy	Metric	Policy
+400	(2.9)	(20.0)	26.1	(40.0)
+300	(2.5)	(20.0)	20.3	(30.0)
+200	(2.2)	(10.0)	12.9	(20.0)
+100	(0.8)	(10.0)	8.5	(10.0)
Static				
-100	2.8	(10.0)	(12.6)	(10.0)
-200	3.5	(10.0)	(33.9)	(20.0)
-300	3.7	(20.0)	(63.4)	(30.0)
-400	2.6	(20.0)	(111.3)	(40.0)

Our simulation model creates pro forma net interest income scenarios under various interest rate shocks. Given instantaneous and parallel shifts in general market rates of plus 100 basis points, our projected net interest income for the 12 months ending December 31, 2023, would decrease 0.8 percent from model results using current interest rates. Additional disclosures about market risk are included in Part II, Item 7 of this Annual Report, under the heading "Market Risk Sensitivity," and are incorporated into this Item 7A by reference.

The Company has certain loans and derivative instruments whose interest rate is indexed to the London Inter Bank Offered Rate ("LIBOR"). The LIBOR index was discontinued for U.S. Dollar settings effective June 30, 2023. The Alternative Reference Rates Committee ("ARRC") has proposed that the Secured Overnight Funding Rate ("SOFR") replace USD-LIBOR. The Company has contracts that are indexed to USD-LIBOR. The Company formed a LIBOR transition team to monitor this activity. The Company has transitioned its LIBOR-indexed loans to alternative indexes, including prime and Term SOFR, and adjusting the spread to maintain the overall yield.

Item 8. Financial Statement and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Peoples Financial Services Corp. and Subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Peoples Financial Services Corp. and Subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for credit losses effective January 1, 2023 due to the adoption of ASC 326, Financial Instruments – Credit Losses.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Qualitative Loss Factors

Critical Audit Matter Description

As described in Note 1 and 3 to the consolidated financial statements, the Company accounts for credit losses under ASC 326. ASC 326 requires the measurement of expected lifetime credit losses for financial assets measured at amortized cost at the reporting date.

Management employs a process and methodology to estimate the allowance for credit losses (ACL) on loans that evaluates both quantitative and qualitative factors. The methodology for evaluating quantitative and qualitative factors involves pooling loans into portfolio segments for loans that share similar risk characteristics. Pooled loan portfolio segments include commercial and industrial, municipal, commercial real estate, residential real estate, and consumer loans.

The Company estimates the ACL on pooled loans using an advanced probability of default model which incorporates probability of default, loss given default, exposure at default and probability of attrition attributes. The model considers relevant available information at both the portfolio and loan level from internal data that is supplemented by shared data pool information. The model also incorporates reasonable and supportable economic forecasts. After the reasonable and supportable forecast period, the model reverts to the mean historical losses. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications.

Quantitative loss factors are also supplemented by certain qualitative risk factors to cover losses that are expected but, in the Company's assessment, may not be adequately represented in the quantitative analysis described above. Qualitative factors that the Company considers include changes in lending policies and procedures, changes in management, changes in the quality of the loan review process, the existence of any concentrations of credit and other external factors. Qualitative loss factors are applied to each portfolio segment with the amounts judgmentally determined by the relative risk to the adverse stress credit loss scenarios using regulatory stress testing scenarios.

We identified the qualitative factor component of the ACL on loans collectively evaluated for credit loss as a critical audit matter as auditing the underlying qualitative factors required significant auditor judgment as amounts determined by management rely on analysis that is highly subjective and includes significant estimation uncertainty.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of internal controls over management's ACL on pooled loans, including controls addressing:

  o   Methodology and accounting policies
  o   Data inputs, judgments and calculations used to determine the qualitative loss factors
  o   Management's evaluation of qualitative factors
  o   Information technology general controls and application controls

- Substantively testing management's process including evaluating their judgements and assumptions for developing the ACL on pooled loans which included:

  o   Evaluating the appropriateness of the Company's accounting policies, judgments and elections
  o   Testing mathematical accuracy of the calculation
  o   Testing the completeness and accuracy of data used in the calculation including testing the accuracy of the underlying regulatory stress testing scenarios used to develop the maximum loss factors
  o   Evaluating the reasonableness of management's judgments related to the qualitative loss factors to determine if the loss factors are calculated in accordance with management's policies and were consistently applied from the point of adoption to year end. Our evaluation considered evidence from internal and external sources and loan portfolio composition and performance

/s/ Baker Tilly US, LLP

We have served as the Company's auditor since 2017.

Allentown, Pennsylvania
March 15, 2024

Peoples Financial Services Corp.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

December 31		2023		2022
Assets:				
Cash and cash equivalents				
Cash and due from banks	$	33,524	$	37,675
Interest-bearing deposits in other banks		9,141		193
Federal funds sold		144,700		
Total cash and cash equivalents		187,365		37,868
Investment securities:				
Available for sale: Amortized cost of $450,454 and $543,953, respectively, net of allowance for credit losses of $0 at December 31, 2023 and December 31, 2022		398,927		477,703
Equity investments carried at fair value		98		110
Held to maturity: Fair value of $71,698 and $76,563, respectively, net of allowance for credit losses of $0 at December 31, 2023 and 2022		84,851		91,179
Total investment securities		483,876		568,992
Loans		2,849,897		2,730,116
Less: allowance for credit losses		21,895		27,472
Net loans		2,828,002		2,702,644
Loans held for sale		250		
Goodwill		63,370		63,370
Premises and equipment, net		61,276		55,667
Bank owned life insurance		49,397		48,344
Deferred tax assets		13,770		18,739
Accrued interest receivable		12,734		11,715
Intangible assets, net				105
Other assets		42,249		46,071
Total assets	$	3,742,289	$	3,553,515
Liabilities:				
Deposits:				
Noninterest-bearing	$	644,683	$	772,765
Interest-bearing		2,634,354		2,273,833
Total deposits		3,279,037		3,046,598
Short-term borrowings		17,590		114,930
Long-term debt		25,000		555
Subordinated debt		33,000		33,000
Accrued interest payable		5,765		903
Other liabilities		41,475		42,179
Total liabilities		3,401,867		3,238,165
Stockholders' equity:				
Common stock, par value $2.00, authorized 25,000,000 shares, issued and outstanding 7,040,852 shares at December 31, 2023 and 7,158,017 shares at December 31, 2022		14,093		14,321
Capital surplus		122,130		126,850
Retained earnings		248,550		230,515
Accumulated other comprehensive loss		(44,351)		(56,336)
Total stockholders' equity		340,422		315,350
Total liabilities and stockholders' equity	$	3,742,289	$	3,553,515

See notes to consolidated financial statements.

Peoples Financial Services Corp.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands, except per share data)

Year Ended December 31		2023		2022		2021
Interest income:						
Interest and fees on loans:						
Taxable	$	129,013	$	95,505	$	82,493
Tax-exempt		5,628		5,084		3,957
Interest and dividends on investment securities:						
Taxable		7,912		8,234		5,464
Tax-exempt		1,582		2,066		1,731
Dividends		4		2		74
Interest on interest-bearing deposits in other banks		335		101		8
Interest on federal funds sold		5,377		342		330
Total interest income		149,851		111,334		94,057
Interest expense:						
Interest on deposits		58,561		12,632		7,310
Interest on short-term borrowings		1,920		1,103		78
Interest on long-term debt		842		76		260
Interest on subordinated debt		1,774		1,774		1,774
Total interest expense		63,097		15,585		9,422
Net interest income		86,754		95,749		84,635
Provision for (credit to) credit losses		566		(449)		1,750
Net interest income after provision for (credit to) credit losses		86,188		96,198		82,885
Noninterest income:						
Service charges, fees, commissions and other		7,728		7,076		6,169
Merchant services income		693		964		879
Commission and fees on fiduciary activities		2,219		2,229		2,273
Wealth management income		1,576		1,430		1,537
Mortgage banking income		390		511		975
Increase in cash surrender value of life insurance		1,067		1,020		889
Interest rate swap revenue		390		622		759
Net (losses) gains on equity investment securities		(11)		(31)		2
Net gains (losses) on sale of investment securities available for sale		81		(1,976)		
Gain on sale of Visa Class B shares						12,153
Total noninterest income		14,133		11,845		25,636
Noninterest expense:						
Salaries and employee benefits expense		35,285		33,553		29,736
Net occupancy and equipment expense		17,146		16,578		12,848
Acquisition related expenses		1,816				
Amortization of intangible assets		105		363		491
Net gains on sale of other real estate owned		(18)		(478)		(210)
Professional fees and outside services		2,810		2,715		2,137
FDIC insurance and assessments		2,131		1,300		1,117
Donations		1,619		1,381		1,435
Other expenses		6,926		7,265		7,450
Total noninterest expense		67,820		62,677		55,004
Income before income taxes		32,501		45,366		53,517
Provision for income tax expense		5,121		7,276		9,998
Net income		27,380		38,090		43,519
Other comprehensive income (loss):						
Unrealized gain (loss) on investment securities available for sale		14,804		(66,435)		(11,487)
Reclassification adjustment for net (gain) loss on sales included in net income		(81)		1,976		
Change in benefit plan liabilities		1,129		370		2,109
Change in derivative fair value		(824)		(728)		(322)
Other comprehensive income (loss)		15,028		(64,817)		(9,700)
Income tax expense (benefit) related to other comprehensive income (loss)		3,043		(13,995)		(2,037)
Other comprehensive income (loss), net of income tax expense (benefit)		11,985		(50,822)		(7,663)
Comprehensive income (loss)	$	39,365	$	(12,732)	$	35,856
Per share data:						
Net income:						
Basic	$	3.85	$	5.31	$	6.05
Diluted	$	3.83	$	5.28	$	6.02
Weighted average common shares outstanding:						
Basic		7,107,908		7,168,092		7,196,160
Diluted		7,151,471		7,211,643		7,235,303
Dividends declared	$	1.64	$	1.58	$	1.50

See notes to consolidated financial statements

Peoples Financial Services Corp.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)

For the Three Years Ended December 31, 2023	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balance, January 1, 2021	$ 14,431	$ 129,274	$ 171,023	$ 2,149	$ 316,877
Net income			43,519		43,519
Other comprehensive loss, net of income tax benefit				(7,663)	(7,663)
Cash dividends declared: $1.50 per common share			(10,792)		(10,792)
Stock compensation, including tax effects and expenses		546			546
Restricted stock issued: 9,192 shares	18	(18)			
Share retirement: 54,285 shares	(108)	(2,253)			(2,361)
Balance, December 31, 2021	14,341	127,549	203,750	(5,514)	340,126
Net income			38,090		38,090
Other comprehensive loss, net of income tax benefit				(50,822)	(50,822)
Cash dividends declared: $1.58 per common share			(11,325)		(11,325)
Stock compensation, including tax effects and expenses		534			534
Restricted stock issued: 16,403 shares	32	(32)			
Share retirement: 27,733 shares	(52)	(1,201)			(1,253)
Balance, December 31, 2022	14,321	126,850	230,515	(56,336)	315,350
Cumulative impact of adoption of ASC 326[1], net of tax			2,364		2,364
Net income			27,380		27,380
Other comprehensive income, net of income tax				11,985	11,985
Cash dividends declared: $1.64 per common share			(11,659)		(11,659)
Stock compensation, including tax effects and expenses		888			888
Restricted stock issued: 17,640 shares	35	(35)			
Share Retirement 131,686 shares [2]	(263)	(5,573)	(50)		(5,886)
Balance, December 31, 2023	$ 14,093	$ 122,130	$ 248,550	$ (44,351)	$ 340,422

(1) See Note 1 for additional details related to adoption of ASC 326.

(2) Includes applicable excise tax

Peoples Financial Services Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except per share data)

Year Ended December 31,		2023		2022		2021
Cash flows from operating activities:						
Net income	$	27,380	$	38,090	$	43,519
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation of premises and equipment		2,794		3,088		2,702
Amortization of right-of-use lease asset		598		583		449
Amortization (accretion) of deferred loan fees, net		694		1,294		(491)
Amortization of intangibles		105		363		491
Amortization of low income housing partnerships		431		454		427
Provision for (credit to) credit losses		566		(449)		1,750
Net unrealized loss (gain) on equity investment securities		11		31		(2)
Gain on sale of Visa Class B shares						(12,153)
Net gain on sale of other real estate owned		(18)		(478)		(126)
Loans originated for sale		(4,133)		(12,200)		(24,387)
Proceeds from sale of loans originated for sale		3,871		12,655		25,147
Net loss (gain) on sale of loans originated for sale		12		(47)		(331)
Net amortization of investment securities		1,005		1,488		1,317
Net (gain) loss on sale of investment securities available for sale		(81)		1,976		
Loss (gain) on sale of premises and equipment		3		(175)		(50)
Increase in cash surrender value of life insurance		(1,067)		(1,020)		(889)
Deferred income tax expense		1,268		611		450
Stock compensation, including tax effects and expenses		888		534		546
Net change in:						
Accrued interest receivable		(1,019)		(3,187)		(273)
Other assets		(2,085)		(1,701)		1,128
Accrued interest payable		4,862		495		(328)
Other liabilities		(2,833)		(48)		1,875
Net cash provided by operating activities		33,252		42,357		40,771
Cash flows from investing activities:						
Proceeds from sales of investment securities available for sale		67,363		43,503		
Proceeds from repayments of investment securities:						
Available for sale		25,328		41,191		57,513
Held to maturity		6,212		5,745		2,886
Proceeds from sale of Visa Class B shares						12,153
Purchases of investment securities:						
Available for sale				(112,838)		(291,658)
Held to maturity				(25,872)		(66,943)
Net redemption (purchase of) of restricted equity securities		4,450		(5,585)		1,352
Net increase in loans		(123,335)		(402,699)		(151,955)
Investment in bank owned life insurance				(5,881)		
Purchases of premises and equipment		(5,925)		(7,831)		(4,885)
Proceeds from the sale of premises and equipment		14		170		58
Proceeds from bank owned life insurance				1,312		451
Proceeds from sale of other real estate owned		139		966		925
Net cash used in investing activities		(25,754)		(467,819)		(440,103)
Cash flows from financing activities:						
Net increase in deposits		232,439		83,201		526,284
Proceeds from long-term debt		25,000				
Repayment of long-term debt		(555)		(2,156)		(12,058)
Net (decrease) increase in short-term borrowings		(97,340)		114,930		(50,000)
Retirement of common stock		(5,886)		(1,253)		(2,361)
Cash dividends paid		(11,659)		(11,325)		(10,792)
Net cash provided by financing activities		141,999		183,397		451,073
Net increase (decrease) in cash and cash equivalents		149,497		(242,065)		51,741
Cash and cash equivalents at beginning of period		37,868		279,933		228,192
Cash and cash equivalents at end of period	$	187,365	$	37,868	$	279,933

Peoples Financial Services Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except per share data)

Year Ended December 31,	2023	2022	2021
Supplemental disclosures:			
Cash paid during the period for:			
Interest	$ 58,235	$ 15,090	$ 9,750
Income taxes	3,462	10,000	6,740
Noncash items:			
Cumulative effect of adoption of ASC 326 on retained earnings, net of tax	2,364		
Transfers of loans to other real estate			544
Origination of mortgage servicing rights			247
Initial recognition of right-of-use assets	3,878		2,731
Initial recognition of lease liability	3,878		2,731

See notes to consolidated financial statements

Peoples Financial Services Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies:

Nature of operations:

The accompanying Consolidated Financial Statements include the accounts of Peoples Financial Services Corp. (the "Parent Company") and its wholly-owned subsidiary, Peoples Security Bank and Trust Company ("Peoples Bank" or when consolidated with the Parent Company, the "Company" or "Peoples"). All significant intercompany balances and transactions have been eliminated in consolidation.

Peoples Financial Services Corp., a bank holding company incorporated under the laws of Pennsylvania, provides a full range of financial services through its wholly-owned subsidiary, Peoples Bank. The Company services its retail and commercial customers through twenty-eight full-service community banking offices located within Allegheny, Bucks, Lackawanna, Lebanon, Lehigh, Luzerne, Monroe, Montgomery, Northampton, Susquehanna and Wyoming Counties of Pennsylvania, Middlesex County of New Jersey and Broome County of New York.

Peoples Bank is a state-chartered bank and trust company under the jurisdiction of the Pennsylvania Department of Banking and the FDIC. Peoples Bank's primary product is loans to small and medium-sized businesses. Other lending products include one-to-four family residential mortgages and consumer loans. Peoples Bank primarily funds its loans by offering deposits to commercial enterprises and individuals. Deposit product offerings include checking accounts, savings accounts, money market accounts and certificates of deposits.

The Company faces competition primarily from commercial banks, thrift institutions and credit unions within its market, many of which are larger in terms of assets and capital. In addition, mutual funds and security brokers compete for various types of deposits, and consumer, mortgage, leasing and insurance companies compete for various types of loans and leases. Principal methods of competing for banking and permitted nonbanking services include price, nature of product, quality of service and convenience of location.

Peoples Financial Services Corp. and Peoples Bank are subject to regulations of certain federal and state regulatory agencies and undergo periodic examinations.

Basis of presentation:

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), Regulation S-X and reporting practices applied in the banking industry. All significant intercompany balances and transactions have been eliminated in consolidation. The Company also presents herein condensed parent company only financial information regarding the Parent Company. Prior period amounts are reclassified when necessary to conform with the current year's presentation. Such reclassifications had no effect on financial position or results of operations.

Subsequent Events:

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2023, for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

Pending Merger with FNCB Bancorp, Inc.:

On September 27, 2023, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with FNCB Bancorp, Inc. ("FNCB"), a Pennsylvania Corporation and the parent company of FNCB Bank, pursuant to which FNCB will merge with and into the Company, with the Company as the surviving entity. Immediately after such merger, FNCB Bank will merge with and into Peoples Bank, with Peoples Bank as the surviving bank and a wholly-owned subsidiary of the Company. Under the terms of the Merger Agreement, which has been unanimously approved by the boards of directors of both companies, shareholders of FNCB will be entitled to receive a fixed exchange ratio of 0.1460 shares of the Company's common stock for each share of the FNCB's common stock. On October 27, 2023, the Company and FNCB jointly filed a Federal Deposit Insurance Corporation ("FDIC") Interagency Bank Merger Application with the FDIC New York Regional Office and the Company filed a Pennsylvania Bank Merger Application with the Pennsylvania Department of Banking. Completion of the merger requires, among other things, the approval from these regulatory authorities, as well as the shareholders of the Company and FNCB.

The Merger Agreement provides certain termination rights for both the Company and FNCB and further provides that a termination fee of $4.8 million will be payable by either the Company or FNCB, as applicable, upon termination of the Merger Agreement under certain circumstances. The foregoing summary is not complete and is qualified in all respects by reference to the actual language of the Merger Agreement filed by the Company as Exhibit 2.1 to this Annual Report on Form 10-K. Pending regulatory and shareholder approvals, the Company expects the merger to be consummated in the third quarter of 2024, however, there can be no assurance that the transaction will be consummated by such date, or at all.

Immaterial Prior Period Adjustment:

During the quarter-ended June 30, 2023, the Company became aware that the unaudited consolidated financial statements for the three months ended March 31, 2023 contained an immaterial misstatement. The Company determined that the ACL was overstated by $1.5 million as of March 31, 2023. The adjustment consisted of $1.1 million related to the adoption of Accounting Standards Update ("ASU") 2016-13, "*Financial Instruments - Credit Losses* (Topic 326): *Measurement of Credit Losses on Financial Instruments*" that the Company adopted effective January 1, 2023 and a $0.4 million reduction in the first quarter 2023 provision for credit loss requirement. This immaterial misstatement was identified during the second quarter review of the Company's loan segment loss rates and an adjustment was made to the municipal loan segment to better align its credit loss rates with the risk inherent in this loan product. The Company evaluated this prior period adjustment in accordance with SEC Staff Accounting Bulletin ("SAB") 99, Materiality (ASC 250-10-S99) and based on its quantitative and qualitative analysis determined that this prior period adjustment was not material to the annual consolidated financial statements for the year ended December 31, 2023. Therefore, an amendment to the previously filed quarterly report on Form 10-Q as of March 31, 2023 and each subsequent quarter was not required. Consequently, the Company elected to correct this prior period adjustment in the three month period ended June 30, 2023. The cumulative impact $1.1 million credit to the provision for credit losses and reduction in the ACL is reflected in the consolidated financial statements as of and for the twelve months ended December 31, 2023.

Estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates that are particularly susceptible to material change in the near term relate to the determination of the ACL, fair value of financial instruments, the valuation of deferred tax assets, the valuation of derivative instruments and impairment of goodwill. Actual results could differ from those estimates.

Investment securities:

Investment securities are classified and accounted for as either held to maturity or available for sale securities based on management's intent at the time of acquisition. Management is required to reassess the appropriateness of such classifications at each reporting date. The Company classifies debt securities as held to maturity when management has the positive intent and ability to hold such securities to maturity. Held to maturity securities are stated at amortized cost, adjusted for amortization of premium and accretion of discount. Investment securities are designated as available for sale when they are to be held for indefinite periods of time as management intends to use such securities to implement asset/liability strategies or to sell them in response to changes in interest rates, prepayment risk, liquidity requirements, or other circumstances identified by management. Available for sale securities are reported at fair value, with unrealized gains and losses, net of income taxes, excluded from earnings and reported in other comprehensive income (loss) in a separate component of stockholders' equity. All marketable equity securities are accounted for at fair value with unrealized gains and losses reported in earnings. Estimated fair values for investment securities are based on quoted market prices from a national pricing service. Realized gains and losses are computed using the specific identification method and are included in noninterest income. Premiums on callable debt securities are amortized to the earliest call date from the maturity date. Premiums on non-callable securities are amortized and discounts are accreted using the interest method over the expected life of the security. Investment securities that are bought and held principally for the purpose of selling them in the near term, in order to generate profits from market appreciation, are classified as trading account securities. Transfers of securities between categories are recorded at fair value at the date of the transfer, with the accounting treatment of unrealized gains or losses determined by the category into which the security is transferred.

Transfers of Financial Assets:

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loans held for sale:

Loans held for sale consist of one-to-four family residential mortgages originated and intended for sale in the secondary market. The loans are carried in aggregate at the lower of cost or estimated market value, based upon current delivery prices in the secondary mortgage market. Net unrealized losses are recognized through a valuation allowance by corresponding charges to income. Gains or losses on the sale of these loans are recognized in noninterest income at the time of sale using the specific identification method. Loan origination fees, net of certain direct loan origination costs, are included in net gains or losses upon the sale of the related mortgage loan.

Loans, net:

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of deferred fees or costs. Interest income is accrued on the principal amount outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the related loan as an adjustment to yield using the effective interest method. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective interest method. Delinquency fees are recognized in income at the time when they are paid by customer.

The loan portfolio is segmented into commercial and retail loans. Commercial loans consist of commercial, commercial real estate, municipal and other related tax free loans. Retail loans consist of residential real estate and other consumer loans.

The Company makes commercial loans for real estate development and other business purposes to its customers. The Company's credit policies establish advance rates against the different forms of collateral that can be pledged against various commercial loans. Typically, the majority of loans will be underwritten to a percentage of their underlying collateral values such as real estate values, equipment, eligible accounts receivable and inventory. Individual loan advance rates may be higher or lower depending upon the financial strength of the borrower and/or term of the loan. Generally, assets financed through commercial loans are used for the operations of the business. Repayment for these types of loans generally comes from the cash flow of the business or the ongoing conversion of assets. Commercial real estate loans include construction, mini-perm, or longer term loans financing commercial properties. Repayment of these loans is generally dependent upon either the ongoing business cash flow from an owner occupied property or the lease/rental income or sale of a non-owner occupied property. Commercial real estate loans typically require a loan to value of not greater than 80 percent and vary in terms. In addition, the payment expectations on loans secured by income-producing properties typically depend on the successful operations of the related business and thus may be subject to a greater extent to adverse conditions in the real estate market and in the general economy.

Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans and consumer loans. Of primary concern in commercial real estate lending is the borrower's and any guarantor's creditworthiness and the feasibility and cash flow potential of the financed project. Additional considerations include: location, market and geographic concentration risks, loan to value, strength of guarantors and quality of tenants. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a higher level of risk than residential real estate loans, which could be caused by unfavorable conditions in the real estate market or the economy. To effectively monitor loans on income properties, the Company requires borrowers and loan guarantors, if any, to provide annual financial statements on commercial real estate loans and rent rolls where applicable. In reaching a decision on whether to make a commercial real estate loan, the Company considers and reviews a cash flow analysis of the borrower and guarantor, when applicable. In addition, the Company evaluates business cash flows, if applicable, net operating income of the property, the borrower's expertise, credit history and the value of the underlying property. The Company manages commercial real estate credit risk by prudent underwriting with conservative debt service coverage and loan-to-value ratios at origination; lending to seasoned real estate owners/managers, frequently with personal guarantees of repayment; using reasonable appraisal practices; cross-collateralizing loans to one borrower when deemed prudent; and limiting the amount and types of construction lending. An environmental report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Commercial loans are generally made on the basis of a business entity or individual borrower's ability to make repayment from business cash flows or individual borrowers' employment and other income. Commercial business loans tend to have a slightly higher risk than commercial real estate loans because collateral usually consists of business assets versus real estate. Further, any collateral securing such loans may depreciate over time and could be difficult to appraise and liquidate. As a result, repayment of commercial business loans may depend substantially on the success of the business itself.

Residential mortgages, including home equity loans, are secured by the borrower's residential real estate in either a first or second lien position. Residential mortgages have varying loan rates depending on the financial condition of the borrower, loan to value ratio and term. Residential mortgages may have amortizations up to 30 years.

Consumer loans include installment loans, car loans, and overdraft lines of credit. These loans are both secured and unsecured. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state insolvency laws, may limit the amount that can be recovered on such loans.

Off-balance sheet financial instruments:

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, unused portions of lines of credit and standby letters of credit. These financial instruments are recorded in the consolidated financial statements when they are funded. Fees on commercial letters of credit and on unused available lines of credit are recorded as interest and fees on loans and are included in interest income when paid. The Company records an ACL for off-balance sheet financial instruments, if deemed necessary, separately as a liability.

Nonperforming assets:

Nonperforming assets consist of nonperforming loans and other real estate owned. Nonperforming loans include nonaccrual loans and accruing loans past due 90 days or more. Past due status is based on contractual terms of the loan. Generally, a loan is classified as nonaccrual when it is determined that the collection of all or a portion of interest or principal is doubtful or when a default of interest or principal has existed for 90 days or more, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual, interest accruals discontinue and uncollected accrued interest is reversed against income in the current period. Interest collections after a loan has been placed on nonaccrual status are credited to a suspense account until either the loan is returned to performing status or charged-off. The interest accumulated in the suspense account is credited to income over the remaining life of the loan using the effective yield method if the nonaccrual loan is returned to performing status. However, if the nonaccrual loan is charged-off, the accumulated interest is applied as a reduction to principal at the time the loan is charged-off. A nonaccrual loan is returned to performing status when the loan is current as to principal and interest and has performed according to the contractual terms for a minimum of six months.

The Company adopted ASU 2022-02, Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures ("ASU 2022-02") effective January 1, 2023. The amendments in ASU 2022-02 eliminated the recognition and measurement of troubled debt restructurings and enhanced disclosures for loan modifications to borrowers experiencing financial difficulty. Unless on nonaccrual, interest income on these loans is recognized when earned, using the interest method. The modification categories offered can generally fall within the following categories:

- Rate Modification — A modification in which the interest rate is changed to a below market rate.

- Term Modification — A modification in which the maturity date, timing of payments or frequency of payments is changed.

- Interest Only Modification — A modification in which the loan is converted to interest only payments for a period of time.

- Payment Modification — A modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

- Combination Modification — Any other type of modification, including the use of multiple categories above.

The Company segments loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Loans are individually analyzed for credit risk by classifying them within the Company's internal risk rating system. The Company's risk rating classifications are defined as follows:

- Pass — A loan to borrowers with acceptable credit quality and risk that is not adversely classified as Substandard, Doubtful, Loss nor designated as Special Mention.

- Special Mention — A loan that has potential weaknesses that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the institution's credit position at some future date. Special Mention loans are not adversely classified since they do not expose the Company to sufficient risk to warrant adverse classification.

- Substandard — A loan that is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.

- Doubtful — A loan classified as Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristic that the weaknesses make the collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

- Loss — A loan classified as Loss is considered uncollectible and of such little value that its continuance as a bankable loan is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

Other real estate owned is comprised of properties acquired through foreclosure proceedings or in-substance foreclosures. A loan is classified as in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Other real estate owned is included in other assets and recorded at fair value less cost to sell at the time of acquisition, establishing a new cost basis. Any excess of the loan balance over the recorded value is charged to the ACL. Subsequent declines in the recorded values of the properties prior to their disposal and costs to maintain the assets are included in other expenses. Any gain or loss realized upon disposal of other real estate owned is included in noninterest expense.

Allowance for credit losses:

The ACL represents the estimated amount considered necessary to cover lifetime expected credit losses inherent in financial assets at the balance sheet date. The measurement of expected credit losses is applicable to loans receivable and held to maturity securities measured at amortized cost. It also applies to off-balance sheet credit exposures such as loan commitments and unused lines of credit. The allowance is established through a provision for credit losses that is charged against income. The methodology for determining the ACL for loans is considered a critical accounting estimate by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the forecasted economic environment that could result in changes to the amount of the recorded ACL. The ACL related to loans receivable and held to maturity debt securities is reported separately as a contra-asset on the consolidated balance sheets. The expected credit loss for unfunded lending commitments and unfunded loan commitments is reported on the consolidated balance sheets in other liabilities while the provision for credit losses related to unfunded commitments is reported in other noninterest expense in the consolidated statements of income and comprehensive income (loss).

ACL on Loans Receivable

Effective January 1, 2023, the Company adopted the provisions of ASC 326 and modified its accounting policy for the ACL on loans.

The ACL on loans is deducted from the amortized cost basis of the loan to present the net amount expected to be collected. Expected credit losses are evaluated and calculated on a collective, or pooled, basis for those loans which share similar risk characteristics. The Company has chosen to segment its portfolio consistent with the manner in which it manages credit risk. Segments are based primarily on regulatory reporting codes as the loans within each segment share similar risk characteristics and there is sufficient historical peer loss data to supplement the Company's data used in the model. The segments include residential real estate, consumer, commercial and industrial, commercial real estate and municipal. The Company has identified the following pools subject to an estimate of credit loss: (1) 1-4 Family Construction; (2) Other Construction; (3) Farmland; (4) Revolving Secured by 1-4 Family; (5) Residential Secured by First Liens; (6) Residential Secured by Junior Liens; (7) Multifamily; (8) CRE Owner Occupied; (9) CRE Non-Owner Occupied; (10) Agriculture; (11) C&I; (12) Consumer; and (13) Municipal.

At each reporting period, the Company evaluates whether loans within a pool continue to exhibit similar risk characteristics. If the risk characteristics of a loan change, such that they are no longer similar to other loans in the pool, the Company will evaluate the loan with a different pool of loans that share similar risk characteristics. If the loan does not share risk characteristics with other loans, the Company will evaluate the loan on an individual basis. The Company evaluates the pooling methodology at least annually. Loans are charged off against the ACL when the Company believes the balances to be uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged off or expected to be charged off.

The Company estimates the ACL on loans using an advanced probability of default model which incorporates probability of default, loss given default, exposure at default and probability of attrition attributes. The model considers relevant available information at both the portfolio and loan level from internal data that is supplemented by shared data pool information. The model also incorporates reasonable and supportable economic forecasts. After the reasonable and supportable forecast period, the model reverts to average historical losses. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications.

Also included in the ACL on loans are qualitative reserves to cover losses that are expected but, in the Company's assessment, may not be adequately represented in the quantitative analysis described above. Qualitative factors that the Company considers include changes in lending policies and procedures, changes in management, changes in the quality of the loan review process, the existence of any concentrations of credit and other external factors.   Qualitative loss factors are applied to each portfolio segment with the amounts judgmentally determined by the relative risk to the adverse stress credit loss scenarios using regulatory stress testing scenarios.

Individually Evaluated Loans

On a case-by-case basis, the Company may conclude that a loan should be evaluated on an individual basis based on its disparate risk characteristics. The Bank has determined that any loans currently on nonaccrual status or are 90 or more days past due and still accruing are considered impaired and should be individually evaluated for losses. When the Company determines that a loan no longer shares similar risk characteristics with other loans in the portfolio, the allowance will be determined on an individual basis using the present value of expected cash flows or, for collateral-dependent loans, the fair value of the collateral as of the reporting date, less estimated selling costs, as applicable. If the fair value of the collateral is less than the amortized cost basis of the loan, the Company will establish a reserve for the difference between the fair value of the collateral, less costs to sell and carrying costs at the reporting date and the amortized cost basis of the loan. If this amount is deemed uncollectible, the Company will charge-off that amount.

Acquired Loans

Acquired loans are included in the Company's calculation of the ACL. How the allowance on an acquired loan is recorded depends on whether or not it has been classified as a Purchased Credit Deteriorated ("PCD") loan. PCD loans are loans acquired at a discount that is due, in part, to credit quality. PCD loans are accounted for in accordance with ASC Subtopic 326-20 and are initially recorded at fair value as determined by the sum of the present value of expected future cash flows and an ACL at acquisition. The allowance for PCD loans is recorded through a gross-up effect, while the allowance for acquired non-PCD loans is recorded through provision expense, consistent with originated loans. Thus, the determination of which loans are PCD and non-PCD can have a significant impact on the accounting for these loans. Subsequent to acquisition, the allowance for PCD loans will generally follow the same estimation, provision and charge-off process as non-PCD acquired and originated loans.

Under FASB ASC Topic 326, a PCD asset is defined as an individual financial asset that as of the date of acquisition has experienced a more than insignificant deterioration in credit quality since origination as determined during the acquisition process. Upon identification of these assets, the amortized cost basis will be adjusted at the time of acquisition to reflect any impairment amount. After acquisition, PCD loans will be either collectively evaluated for reserve requirements or individually evaluated if on nonaccrual status or are 90 or more days past due and still accruing. As of December 31, 2023 there were no acquired loans included in the ACL.

ACL on Off-Balance Sheet Commitments

The Company is required to include unfunded commitments for not unconditionally cancellable commitments that are expected to be funded in the future within the allowance calculation, other than those that are unconditionally cancelable. To arrive at that reserve, the reserve percentage for each applicable segment is applied to the unused portion of the expected commitment balance and is multiplied by the expected funding rate. To determine the expected funding rate, the Company uses a historical utilization rate for each segment. As noted above, the ACL on unfunded loan commitments is included in other liabilities on the consolidated balance sheets and the related credit expense is recorded in other noninterest expense in the consolidated statements of income and comprehensive income (loss).

ACL on Held to Maturity Securities

The Company's portfolio of held to maturity securities consists of municipal bonds and U.S. agency residential mortgage-backed securities which are highly rated by major rating agencies and have a long history of no credit losses. In estimating the net amount expected to be collected for held to maturity securities in an unrealized loss position, a historical loss based method is utilized.

ACL on Available for Sale Securities

For available for sale securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities available for sale that do not meet the above criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating by a rating agency, and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of tax. The Company elected the practical expedient of zero loss estimates for securities issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major agencies and have a long history of no credit losses.

Accrued Interest Receivable

The Company made an accounting policy election to exclude accrued interest receivable from the amortized cost basis of loans, available for sale securities, and held to maturity securities. Accrued interest receivable on loans is reported as a component of accrued interest receivable on the Consolidated Balance Sheets, totaled $10.7 million at December 31, 2023 and is excluded from the estimate of credit losses. Accrued interest receivable on available for sale securities and held to maturity securities, also a component of accrued interest receivable on the Consolidated Balance Sheets, and totaled $1.7 million and $193 thousand, respectively, at December 31, 2023 and is excluded from the estimate of credit losses, as the Company has a policy to charge off accrued interest deemed uncollectible in a timely manner.

Revenue from Contracts with Customers:

The Company records revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, "Revenue from Contracts with Customers" ("Topic 606"). Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation. Significant revenue has not been recognized in the current reporting period that results from performance obligations satisfied in previous periods.

The Company's primary sources of revenue are derived from interest and dividends earned on loans, investment securities, and other financial instruments that are not within the scope of Topic 606. The Company has evaluated the nature of its contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the consolidated statements of income was not necessary. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed; charged either on a periodic basis or based on activity. The following is a discussion of revenues within the scope of the guidance:

- *Service charges, fees, commissions and other*. Service charges, fees and commissions on deposit accounts include fees for banking services provided, overdrafts and non-sufficient funds. Revenue is generally recognized in accordance with published deposit account agreements for retail accounts or contractual agreements for commercial accounts. The Company's deposit services also include our ATM and debit card interchange revenue that is presented gross of the associated costs. Interchange revenue is generated by the Company's deposit customers' usage and volume of activity. Interchange rates are not controlled by the Company, which effectively acts as processor that collects and remits payments associated with customer debit card transactions.

- *Commission and fees on fiduciary activities.* Commission and fees on fiduciary activities includes fees and commissions from investment management, administrative and advisory services primarily for individuals, and to a lesser extent, partnerships and corporations. Revenue is recognized on an accrual basis at the time the services are performed and when the Company has a right to invoice and are based on either the market value of the assets managed or the services provided.

- *Wealth management income.* Wealth management income includes fees and commissions charged when the Company arranges for another party to transfer brokerage services to a customer. The fees and commissions under this agent relationship are based upon stated fee schedules based upon the type of transaction, volume, and value of the services provided.

- *Merchant services income*. Merchant services revenue is derived from a third party vendor that processes credit card transactions on behalf of the Company's merchant customers. Merchant services revenue is primarily comprised of residual fee income based on the referred merchant's processing volumes and/or margin.

Premises, equipment and lease commitments:

Land is stated at cost. Premises, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The cost of routine maintenance and repairs is expensed as incurred. The cost of major replacements, renewals and betterments is capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are eliminated and any resulting gain or loss is reflected in noninterest income. Depreciation and amortization are computed principally using the straight-line method based on the following estimated useful lives of the related assets, or in the case of leasehold improvements, to the expected terms of the leases, if shorter:

Premises and leasehold improvements	7 – 40 years
Furniture, fixtures and equipment	3 – 10 years

A right-of-use asset and related lease liability is recognized on the Consolidated Balance Sheets for operating leases Peoples Bank has entered to lease certain office facilities. These amounts are reported as components of premises and equipment and other liabilities. Short-term operating leases, which are leases with an original term of 12 months or less and do not have a purchase option that is likely to be exercised, are not recognized as part of the right-of-use asset or lease liability.

Goodwill and other intangible assets, net:

The Company accounts for its acquisitions using the purchase accounting method. Purchase accounting requires the total purchase price to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets that must be recognized. Typically, this allocation results in the purchase price exceeding the fair value of net assets acquired, which is recorded as goodwill. Core deposit intangibles are a measure of the value of checking, money market and savings deposits acquired in business combinations. Core deposit intangibles and other identified intangibles with finite useful lives are amortized using the sum of the year's digits over their estimated useful lives of up to ten years.

Goodwill and other intangible assets are tested for impairment annually at December 31st or when circumstances arise indicating impairment may have occurred. In assessing impairment, the Company has the option to perform a qualitative analysis to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of such events or circumstances, the Company determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the Company would not be required to perform a quantitative impairment test. At December 31, 2023, we completed a qualitative goodwill impairment test to determine if it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of the Company is less than its carrying value, including goodwill, as described by the GAAP methodology. The Company determined a qualitative test would be performed based on the Company's market capitalization being higher than the Company's current book value. Additionally, the Company used an average control premium associated with acquisitions announced during the last three years and multiplied the average control premium by its market capitalization which allowed management to compare to the Company's current book value to determine if an adjustment to goodwill is warranted. Based on this analysis, we concluded it is more likely than not that the fair value of the Company, as of December 31, 2023, is higher than its carrying value, and, therefore, goodwill is not considered impaired and no further testing is required. The Company did not have any impairment of goodwill as of December 31, 2023 and 2022.

Mortgage servicing rights:

Mortgage servicing rights are recognized as a separate asset upon the sale and servicing of mortgage loans by the Company. The Company calculates a mortgage servicing right by allocating the total costs incurred between the loan sold and the servicing right, based on their relative fair values at the date of the sale. Mortgage servicing rights are included in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans. In addition, mortgage servicing rights are evaluated for impairment at each reporting date based on the fair value of those rights. For purposes of measuring impairment, the rights are stratified by loan type, term and interest rate. The amount of impairment recognized, through a valuation allowance, is the amount by which the mortgage servicing rights for a stratum exceed their fair value.

Restricted equity securities:

As a member of the Federal Home Loan Bank of Pittsburgh ("FHLB"), the Company is required to purchase and hold stock in the FHLB to satisfy membership and borrowing requirements. This stock is restricted in that it can only be redeemed by the FHLB or transferred to another member institution, and all redemptions of FHLB stock must be at par. As a result of these restrictions, FHLB stock is unlike other investment securities as there is no trading market for FHLB stock and the transfer price is determined by FHLB membership rules and not by market participants. The carrying value of restricted stock is included in other assets.

Bank owned life insurance:

The Company invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance on certain employees or directors. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from increases in cash surrender value of the policies is included in noninterest income. The policies can be liquidated, if necessary, with associated tax costs. However, the Company intends to hold these policies and, accordingly, the Company has not provided for income taxes on the earnings from the increase in cash surrender value.

Pension and post-retirement benefit plans:

The Company sponsors a separate Employee Stock Ownership Plan ("ESOP") and Retirement Profit Sharing 401(k) Plan and maintains Supplemental Executive Retirement Plans ("SERPs") and an employee pension plan, which is currently frozen. The Company also provides post-retirement benefit plans other than pensions, consisting principally of life insurance benefits, to eligible retirees. The liabilities and annual income or expense of the Company's pension and other post-retirement benefit plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return, based on the market-related value of assets. The fair values of plan assets are determined based on prevailing market prices or estimated fair value for investments with no available quoted prices.

Cash and cash equivalents:

Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions and borrowings with original maturities fewer than 90 days.

Derivative Instruments and Hedging Activities:

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts principally related to the Company's assets and borrowings.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The Company has elected to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Fair value of financial instruments:

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosure under GAAP. Fair value estimates are calculated without attempting to estimate the value of anticipated future business and the value of certain assets and liabilities that are not considered financial. Accordingly, such assets and liabilities are excluded from disclosure requirements.

Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets. In many cases, these values cannot be realized in immediate settlement of the instrument.

Current fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction that is not a forced liquidation or distressed sale between participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

In accordance with GAAP, the Company groups its assets and liabilities generally measured at fair value into three levels based on market information or other fair value estimates in which the assets and liabilities are traded or valued and the reliability of the assumptions used to determine fair value. These levels include:

- Level 1: Unadjusted quoted prices of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

- Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Income taxes:

Deferred income taxes are provided on the balance sheet method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the effective date. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a likelihood of being realized on examination of more than 50 percent. For tax positions not meeting the more likely than not threshold, no tax benefit is recorded. Under the more likely than not threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would give rise to the non-recognition of an existing tax benefit. The Company had no material unrecognized tax benefits or accrued interest and penalties for any year in the three-year period ended December 31, 2023.

As applicable, the Company recognizes accrued interest and penalties assessed as a result of a taxing authority examination through income tax expense. The Company files consolidated income tax returns in the United States of America and various state jurisdictions. With limited exception, the Company is no longer subject to federal and state income tax examinations by taxing authorities for years before 2020.

Other comprehensive income (loss):

The components of other comprehensive income (loss) and their related tax effects are reported in the consolidated statements of income and comprehensive income (loss). The accumulated other comprehensive loss included in the consolidated balance sheets relates to net unrealized gains and losses on investment securities available for sale, the unrealized losses and gains on derivatives fair value and the unfunded benefit plan amounts which include prior service costs and unrealized net losses.

Earnings per share:

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to awards of restricted stock units, and are determined using the treasury stock method.

(Dollars in thousands, except per share data) For the Twelve Months Ended December 31,	2023		2022		2021	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$ 27,380	$ 27,380	$ 38,090	$ 38,090	$ 43,519	$ 43,519
Average common shares outstanding	7,107,908	7,151,471	7,168,092	7,211,643	7,196,160	7,235,303
Earnings per share	$ 3.85	$ 3.83	$ 5.31	$ 5.28	$ 6.05	$ 6.02

Stock-based compensation:

The Company recognizes all share-based payments to employees in the consolidated statements of income and comprehensive income (loss) based on their fair values. The fair value of such equity instruments is recognized as an expense in the consolidated financial statements as services are performed. The Company has granted restricted stock awards and units to employees at a price equal to the fair value of the shares underlying the awards at the date of grant. The fair value of restricted stock awards and units are equivalent to the fair value on the date of grant and is amortized over the vesting period.

Subordinated debt:

The subordinated notes are recorded at par with related debt issuance costs reported as a direct reduction from the carrying amount. Issuance costs are amortized over the remaining maturity of the notes and reflected in interest expense.

Recent accounting standards:

Adoption of New Accounting Standard

On January 1, 2023, the Company adopted ASU 2016-13, "*Financial Instruments - Credit Losses* (Topic 326): *Measurement of Credit Losses on Financial Instruments*", which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") model. The Company adopted ASU 2016-13 using a modified retrospective approach. Results for reporting periods beginning after January 1, 2023 are presented under Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. At adoption, the Company decreased its ACL by $3.0 million, $3.3 million of this was related to loans offset in part by an increase in the ACL related to unfunded loan commitments. There was no ACL related to HTM debt securities at adoption. Upon adoption the Company recorded a cumulative effect adjustment that increased stockholders' equity by $2.4 million, net of tax.

Recently Issued But Not Yet Effective Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the required effective dates. Unless otherwise discussed, management believes the impact of any recently issued standards, including those issued but not yet effective, will not have a material impact on the Company's consolidated financial statements.

ASU 2023-01, "Leases (Topic 842) - *Common Control Arrangements*" (ASU 2023-01) requires entities to determine whether a related party arrangement between entities under common control is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with an unrelated party (on the basis of legally enforceable terms and conditions). ASU 2023-01 is effective January 1, 2024 and is not expected to have an impact on the Company's consolidated financial statements.

ASU 2023-02 "*Investments - Equity Method and Joint Ventures* (Topic 323) - Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method" (ASU 2023-02) permits reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. ASU 2023-02 is effective January 1, 2024 and is not expected to have an impact on the Company's consolidated financial statements.

ASU 2023-05 "*Business Combinations - Joint Venture Formations* (Subtopic 805-60) – Recognition and Initial Measurement" (ASU 2023-05) addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. ASU 2023-05 requires certain joint ventures to apply a new basis of accounting upon formation by recognizing and initially measuring most of their assets and liabilities at fair value. The objectives of the amendments are to provide decision-useful information to investors and other allocators of capital in a joint venture's financial statements and also to reduce diversity in practice. ASU 2023-05 is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025 and is not expected to have an impact on the Company's consolidated financial statements.

ASU 2023-06 "*Disclosure Improvements*" ("ASU 2023-06") amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the "Codification"). ASU 2023-06 was issued in response to the SEC's initiative to update and simplify disclosure requirements. For reporting entities subject to the SEC's existing disclosure requirements, the effective dates of ASU 2023-06 will be the date on which the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entities.

ASU 2023-07 "*Improvements to Reportable Segment Disclosures*" addresses disclosure requirements regarding significant segment expenses in order that investors may better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective January 1, 2024 and is not expected to have a significant impact on the Company's consolidated financial statements.

ASU 2023-09 "Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*" requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state and foreign taxes as well as taxes paid. It also requires greater detail in the rate reconciliation of items which exceed 5 percent of pretax income. ASU 2023-09 is effective January 1, 2025 and is not expected to have a significant impact on the Company's consolidated financial statements.

2. Investment securities:

The amortized cost and fair value of investment securities aggregated by investment category at December 31, 2023 and 2022 are summarized below. There is no ACL of debt securities available for sale or held to maturity at December 31, 2023.

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2023				
Available for sale:				
U.S. Treasury securities	$ 197,920	$	$ 13,863	$ 184,057
U.S. government-sponsored enterprises	2,539		387	2,152
State and municipals:				
Taxable	67,831		10,731	57,100
Tax-exempt	75,742		8,618	67,124
Residential mortgage-backed securities:				
U.S. government agencies	758		34	724
U.S. government-sponsored enterprises	89,935		17,264	72,671
Commercial mortgage-backed securities:				
U.S. government-sponsored enterprises	11,729		360	11,369
Corporate debt securities	4,000		270	3,730
Total	$ 450,454	$	$ 51,527	$ 398,927
Held to maturity:				
Tax-exempt state and municipals	$ 11,201	$ 1	$ 660	$ 10,542
Residential mortgage-backed securities:				
U.S. government agencies	15,400		2,653	12,747
U.S. government-sponsored enterprises	58,250		9,841	48,409
Total	$ 84,851	$ 1	$ 13,154	$ 71,698

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
Available for sale:				
U.S. Treasury securities	$ 199,937	$	$ 19,640	$ 180,297
U.S. government-sponsored enterprises	16,955		585	16,370
State and municipals:				
Taxable	68,946		13,588	55,358
Tax-exempt	99,774	93	11,460	88,407
Residential mortgage-backed securities:				
U.S. government agencies	982		40	942
U.S. government-sponsored enterprises	141,231		20,112	121,119
Commercial mortgage-backed securities:				
U.S. government-sponsored enterprises	12,128		544	11,584
Corporate debt securities	4,000		374	3,626
Total	$ 543,953	$ 93	$ 66,343	$ 477,703
Held to maturity:				
Tax-exempt state and municipals	$ 11,237	$ 1	$ 841	$ 10,397
Residential mortgage-backed securities:				
U.S. government agencies	17,304		3,016	14,288
U.S. government-sponsored enterprises	62,638		10,760	51,878
Total	$ 91,179	$ 1	$ 14,617	$ 76,563

At December 31, 2023, our marketable equity security portfolio consisted of stock of one financial institution. At December 31, 2023 and December 31, 2022, we had $98 thousand and $110 thousand in equity securities recorded at fair value. At December 31, 2023, the fair value of our equity portfolio was less than the cost basis by $55 thousand. The following is a summary of unrealized and realized gains and losses recognized in net income on equity marketable securities during 2023, 2022 and 2021.

(Dollars in thousands)	2023	2022	2021
Net (loss) gain recognized during the period on equity securities	$ (11)	$ (31)	$ 2
Unrealized (loss) gain recognized during the reporting period on equity securities still held at the reporting date	$ (11)	$ (31)	$ 2

The maturity distribution of the fair value, which is the net carrying amount, of the debt securities classified as available for sale at December 31, 2023, is summarized as follows:

(Dollars in thousands)	Amortized Cost	Fair Value
Within one year	$ 22,594	$ 21,898
After one but within five years	192,724	178,449
After five but within ten years	53,280	46,627
After ten years	76,895	65,037
	345,493	312,011
Mortgage-backed and other amortizing securities	104,961	86,916
Total	$ 450,454	$ 398,927

Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

The maturity distribution of the amortized cost and fair value, of debt securities classified as held to maturity at December 31, 2023, is summarized as follows:

(Dollars in thousands)	Amortized Cost	Fair Value
After one but within five years	$ 569	$ 528
After five but within ten years	10,632	10,014
	11,201	10,542
Mortgage-backed securities	73,650	61,156
Total	$ 84,851	$ 71,698

Securities with a carrying value of $322.4 million and $168.0 million at December 31, 2023 and 2022, respectively, were pledged in part to secure public deposits and certain other deposits as required or permitted by law; and as collateral for borrowing lines. At December 31, 2023, $191.0 million was pledged to the Federal Reserve's BTFP as a source of contingent liquidity. There was no correspondent amount in the prior year's period.

Securities and short-term investment activities are conducted with a diverse group of government entities, corporations and state and local municipalities. The counterparty's creditworthiness and type of collateral is evaluated on a case-by-case basis. At December 31, 2023 and 2022, there were no significant concentrations of credit risk from any one issuer, with the exception of U.S. government agencies and sponsored enterprises that exceeded 10.0 percent of stockholders' equity.

The fair value and gross unrealized losses of investment securities with unrealized losses for which a credit loss has not been recognized at December 31, 2023 and 2022, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, are summarized as follows:

(Dollars in thousands)	December 31, 2023								
	Less than Twelve Months			Twelve Months or Longer			Total		
	Total # in a loss Position	Fair Value	Unrealized Losses	Total # in a loss Position	Fair Value	Unrealized Losses	Total # in a loss Position	Fair Value	Unrealized Losses
Securities Held to Maturity									
State and municipals:									
Tax-exempt	2	$ 1,438	$ 36	10	$ 6,209	$ 624	12	$ 7,647	$ 660
Residential mortgage-backed securities:									
U.S. government agencies				4	12,747	2,653	4	12,747	2,653
U.S. government-sponsored enterprises				8	48,409	9,841	8	48,409	9,841
Total	2	$ 1,438	$ 36	22	$ 67,365	$ 13,118	24	$ 68,803	$ 13,154
Securities Available for Sale									
U.S. Treasury securities				43	$ 184,057	$ 13,863	43	$ 184,057	$ 13,863
U.S. government-sponsored enterprises				2	2,152	387	2	2,152	387
State and municipals:									
Taxable	1	$ 995	$ 6	65	56,105	10,725	66	57,100	10,731
Tax-exempt	2	575	5	93	66,393	8,613	95	66,968	8,618
Residential mortgage-backed securities:									
U.S. government agencies				3	724	34	3	724	34
U.S. government-sponsored enterprises				32	72,671	17,264	32	72,671	17,264
Commercial mortgage-backed securities:									
U.S. government-sponsored enterprises				4	11,369	360	4	11,369	360
Corporate debt securities				6	3,730	270	6	3,730	270
Total	3	$ 1,570	$ 11	248	$ 397,201	$ 51,516	251	$ 398,771	$ 51,527

(Dollars in thousands)	December 31, 2022								
	Less than Twelve Months			Twelve Months or Longer			Total		
	Total # in a loss Position	Fair Value	Unrealized Losses	Total # in a loss Position	Fair Value	Unrealized Losses	Total # in a loss Position	Fair Value	Unrealized Losses
Securities Held to Maturity									
State and municipals:									
Tax-exempt	3	$ 3,150	$ 29	10	$ 2,906	$ 783	13	$ 6,056	$ 812
Residential mortgage-backed securities:									
U.S. government agencies	2	5		3	14,283	3,016	5	14,288	3,016
U.S. government-sponsored enterprises	1	12		8	51,866	10,760	9	51,878	10,760
Total	6	$ 3,167	$ 29	21	$ 69,055	$ 14,559	27	$ 72,222	$ 14,588
Securities Available for Sale									
U.S. Treasury securities	5	$ 23,700	$ 1,887	40	$ 156,597	$ 17,753	45	$ 180,297	$ 19,640
U.S. government-sponsored enterprises	4	14,104	197	1	2,266	388	5	16,370	585
State and municipals:									
Taxable	21	19,919	2,908	45	34,464	10,680	66	54,383	13,588
Tax-exempt	36	27,823	1,661	74	56,758	9,828	110	84,581	11,489
Residential mortgage-backed securities:									
U.S. government agencies	3	899	39	1	43	1	4	942	40
U.S. government-sponsored enterprises	18	57,154	2,029	17	63,965	18,083	35	121,119	20,112
Commercial mortgage-backed securities:									
U.S. government-sponsored enterprises	4	11,584	544				4	11,584	544
Corporate debt securites	1	953	47	5	2,673	327	6	3,626	374
Total	92	156,136	9,312	183	316,766	57,060	275	472,902	66,372

Management considered whether a credit loss existed related to the investments in an unrealized loss position by determining (i) whether the decline in fair value is attributable to adverse conditions specifically related to the financial condition of the security issuer or specific conditions in an industry or geographic area; (ii) whether the credit rating of the issuer of the security has been downgraded; (iii) whether dividend or interest payments have been reduced or have not been made and (iv) an adverse change in the remaining expected cash flows from the security such that the Company will not recover the amortized cost of the security. If the decline is judged to be due to factors related to credit, the credit loss should be recorded as an ACL with an offsetting entry to net income. The portion of the loss related to non-credit factors are recorded in OCI.

Based on management's assessment of the factors identified above, it is determined the fair value of all the identified investments being less than the amortized costs is primarily caused by the rapid increase in market rates and not credit quality. All interest payments have been received as scheduled and no material downgrades announced. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider the unrealized loss to be credit related, thus no allowance for credit loss expense was recorded at December 31, 2023.

There was no credit loss to investment securities recognized for the year ended December 31, 2023 and no other than temporary impairments recognized for the years ended December 31, 2022 and 2021.

3. Loans, net and allowance for credit losses:

The major classifications of loans outstanding, net of deferred loan origination fees and costs at December 31, 2023 and 2022 are summarized as follows. Net deferred loan fees of $0.4 million and $0.3 million are included in loan balances at December 31, 2023 and 2022, respectively.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Commercial and Industrial	$ 368,411	$ 433,048
Municipal	175,304	166,210
Total	543,715	599,258
Real estate		
Commercial	1,863,118	1,709,827
Residential	360,803	330,728
Total	2,223,921	2,040,555
Consumer		
Indirect Auto	75,389	76,461
Consumer Other	6,872	13,842
Total	82,261	90,303
Total	$ 2,849,897	$ 2,730,116

Loans outstanding to directors, executive officers, principal stockholders or to their affiliates totaled $3.1 million and $3.2 million at December 31, 2023 and 2022, respectively. Advances and new loans during 2023 totaled $1.3 million and $1.1 million during 2022. Payoffs and pay downs totaled $1.4 million and $1.1 million in 2023 and 2022, respectively. There were no related party loans that were classified as nonaccrual, past due, or restructured at December 31, 2023 and 2022.

Deposits from related parties amounted to $7.8 million at December 31, 2023 and $6.8 million at December 31, 2022.

At December 31, 2023, the majority of the Company's loans were at least partially secured by real estate in the markets we operate in. Therefore, a primary concentration of credit risk is directly related to the real estate market in these regions. Changes in the general economy, local economy or in the real estate market could affect the ultimate collectability of this portion of the loan portfolio. Management does not believe there are any other significant concentrations of credit risk that could affect the loan portfolio.

Loans are pledged to the FHLB-Pgh and the FRB as collateral for borrowing lines of credit as part of our contingent liquidity strategy. At December 31, 2023, $1.8 billion was pledged to the FHLB providing $1.2 million in borrowing capacity and $365.8 million was pledged to the FRB Borrow in Custody program providing $246.1 million in borrowing capacity.

Past Due Loans

The major classification of loans by past due status at December 31, 2023 and 2022 are summarized as follows:

							December 31, 2023		
(Dollars in thousands)	30-59 Days Past Due		60-89 Days Past Due		Greater than 90 Days		Total Past Due		Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$	53	$	155	$	10	$	218	$ 368,193	$ 368,411	$
Municipal									175,304	175,304	
Real estate:											
Commercial		152		5		279		436	1,862,682	1,863,118	
Residential		1,456		50		1,610		3,116	357,687	360,803	986
Consumer		1,069		285		85		1,439	80,822	82,261	
Total	$	2,730	$	495	$ 1,984		$	5,209	$ 2,844,688	$ 2,849,897	$ 986

							December 31, 2022		
(Dollars in thousands)	30-59 Days Past Due		60-89 Days Past Due		Greater than 90 Days		Total Past Due		Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$	137	$	38	$	86	$	261	$ 432,787	$ 433,048	$
Municipal									166,210	166,210	
Real estate:											
Commercial		102		2		334		438	1,709,389	1,709,827	
Residential		1,162		128		988		2,278	328,450	330,728	748
Consumer		690		199		120		1,009	89,294	90,303	
Total	$	2,091	$	367	$ 1,528		$	3,986	$ 2,726,130	$ 2,730,116	$ 748

The amount of residential loans in the formal process of foreclosure totaled $0.3 million at December 31, 2023 and $0.6 million at December 31, 2022.

Nonaccrual Loans

The following tables present the Company's nonaccrual loans at December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023 Total Nonaccrual Loans		Nonaccrual with an Allowance for Credit Losses		Nonaccrual with no Allowance for Credit Losses	
Commercial	$	10	$	10	$	
Municipal						
Real estate:						
Commercial		2,974		1,170		1,804
Residential		760				760
Consumer		218				218
Total	$	3,962	$	1,180	$	2,782

(Dollars in thousands)	December 31, 2022 Total Nonaccrual Loans	
Commercial	$	86
Municipal		
Real estate:		
Commercial		1,155
Residential		562
Consumer		232
Total	$	2,035

Interest income recorded on nonaccrual loans for the year ended December 31, 2023 was $449 thousand.

Individually Analyzed Loans

The following tables summarize information, under previously applicable GAAP, concerning impaired loans, as of and for the year ended December 31, 2022 and December 31, 2021, by major loan classification:

(Dollars in thousands)	Recorded Investment		Unpaid Principal Balance		Related Allowance		Average Recorded Investment		Interest Income Recognized	
							December 31, 2022			
							For the Year Ended			
With no related allowance:										
Commercial	$	78	$	421	$		$	119	$	7
Municipal										
Real estate:										
Commercial		2,063		2,654				2,753		59
Residential		1,520		1,733				1,036		28
Consumer		232		244				218		
Total		3,893		5,052				4,126		94
With an allowance recorded:										
Commercial		20		20		19		27		2
Municipal										
Real estate:										
Commercial										
Residential		240		244		21		286		12
Consumer										
Total		260		264		40		313		14
Total impaired loans										
Commercial		98		441		19		146		9
Municipal										
Real estate:										
Commercial		2,063		2,654				2,753		59
Residential		1,760		1,977		21		1,322		40
Consumer		232		244				218		
Total	$	4,153	$	5,316	$	40	$	4,439	$	108

	December 31, 2021				
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	For the Year Ended	
				Average Recorded Investment	Interest Income Recognized
With no related allowance:					
Commercial	$ 158	$ 481	$	$ 964	$ 13
Municipal					
Real estate:					
Commercial	2,376	3,120		2,719	22
Residential	873	1,073		1,016	19
Consumer	139	148		100	
Total	3,546	4,822		4,799	54
With an allowance recorded:					
Commercial	41	41	40	1,091	15
Municipal					
Real estate:					
Commercial	513	543	109	802	22
Residential	401	401	26	436	13
Consumer					
Total	955	985	175	2,329	50
Total impaired loans					
Commercial	199	522	40	2,055	28
Municipal					
Real estate:					
Commercial	2,889	3,663	109	3,521	44
Residential	1,274	1,474	26	1,452	32
Consumer	139	148		100	
Total	$ 4,501	$ 5,807	$ 175	$ 7,128	$ 104

Credit Quality Indicators

The Company segments loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Loans are individually analyzed for credit risk by classifying them within the Company's internal risk rating system.

The following table presents the amortized cost of loans and gross charge-offs by year of origination and by major classification of loans summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system at December 31, 2023:

(Dollars in thousands)	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial									
Pass	$ 9,856	$ 38,172	$ 28,127	$ 29,966	$ 44,551	$ 82,190	$ 131,536	$ 650	$ 365,048
Special Mention		876	182			49	832		1,939
Substandard	15	19	42		33	534	781		1,424
Total Commercial	**9,871**	**39,067**	**28,351**	**29,966**	**44,584**	**82,773**	**133,149**	**650**	**368,411**
Municipal									
Pass	1,888	48,095	94,791	10,804	16	19,652	58		175,304
Special Mention									
Substandard									
Total Municipal	**1,888**	**48,095**	**94,791**	**10,804**	**16**	**19,652**	**58**		**175,304**
Commercial real estate									
Pass	156,277	553,754	491,506	143,068	153,426	351,142		117	1,849,290
Special Mention		1,299			360	2,761			4,420
Substandard	169	1,338	1,520	160	697	5,524			9,408
Total Commercial real estate	**156,446**	**556,391**	**493,026**	**143,228**	**154,483**	**359,427**		**117**	**1,863,118**
Residential real estate									
Pass	17,385	52,093	65,280	27,118	16,652	84,652	83,507	13,490	360,177
Special Mention									
Substandard	4			329		288	5		626
Total Residential real estate	**17,389**	**52,093**	**65,280**	**27,447**	**16,652**	**84,940**	**83,512**	**13,490**	**360,803**
Consumer									
Pass	27,053	30,307	12,460	5,441	3,107	2,981	694		82,043
Special Mention									
Substandard		58	79	31	30	20			218
Total Consumer	**27,053**	**30,365**	**12,539**	**5,472**	**3,137**	**3,001**	**694**		**82,261**
Total Loans	**$ 212,647**	**$ 726,011**	**$ 693,987**	**$ 216,917**	**$ 218,872**	**$ 549,793**	**$ 217,413**	**$ 14,257**	**$ 2,849,897**
Gross charge-offs									
Commercial	$	$	$	$ 21	$	$ 33	$ 4	$	$ 58
Municipal									
Commercial real estate						2,598			2,598
Residential real estate									
Consumer		95	101	69	49	55			369
Total Gross charge-offs	**$**	**$ 95**	**$ 101**	**$ 90**	**$ 49**	**$ 2,686**	**$ 4**	**$**	**$ 3,025**

The following table presents under previously applicable GAAP, the major classification of loans summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system at December 31, 2022:

(Dollars in thousands)	December 31, 2022				
	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$ 424,411	$ 7,822	$ 815	$	$ 433,048
Municipal	166,210				166,210
Real estate:					
Commercial	1,699,041	7,509	3,277		1,709,827
Residential	329,098		1,630		330,728
Consumer	90,020		283		90,303
Total	$ 2,708,780	$ 15,331	$ 6,005	$	$ 2,730,116

Modifications to Borrowers Experiencing Financial Difficulty

The Company adopted ASU 2022-02, *Financial Instruments - Credit Losses* (Topic 326) *Troubled Debt Restructurings and Vintage Disclosures* ("ASU 2022-02") effective January 1, 2023. The amendments in ASU 2022-02 eliminated the recognition and measurement of troubled debt restructurings ("TDR") and enhanced disclosures for loan modifications to borrowers experiencing financial difficulty.

There were no loans made to borrowers experiencing financial difficulty that were modified during the twelve months ended December 31, 2023 and hence there were no loans made to borrowers experiencing financial difficulty that subsequently defaulted.

Allowance for Credit Losses

ACL on loans receivable

The following tables present the balance of the ACL at December 31, 2023, 2022 and 2021. For the year ended December 31, 2023, the balance of the ACL is based on the CECL methodology, as presented in Note 1. For the years ended December 31, 2022 and 2021, the allowance for loan losses is based upon the calculation methodology as described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022. The tables identify the valuation allowances attributable to specifically identified impairments on individually evaluated loans, including those acquired with deteriorated credit quality, as well as valuation allowances for impairments on loans evaluated collectively. The tables include the underlying balance of loans receivable applicable to each category as of those dates.

The following table represents the ACL by major classification of loan and whether the loans were individually or collectively evaluated and collateral dependent by class of loans at December 31, 2023 under ASC 326.

	December 31, 2023					
			Real estate			
(Dollars in thousands)	Commercial	Municipal	Commercial	Residential	Consumer	Total
Allowance for credit losses:						
Beginning balance	$ 4,365	$ 1,247	$ 17,915	$ 3,072	$ 873	$ 27,472
Impact of adopting ASC 326	(1,683)	747	(3,344)	967	30	(3,283)
Beginning balance	2,682	1,994	14,571	4,039	903	24,189
Charge-offs	(58)		(2,598)		(369)	(3,025)
Recoveries	11		1	24	129	165
(Credits) provisions	(363)	(1,206)	2,179	(281)	237	566
Ending balance	$ 2,272	$ 788	$ 14,153	$ 3,782	$ 900	$ 21,895
Ending balance: individually evaluated for impairment	10		21			31
Ending balance: collectively evaluated for impairment	$ 2,262	$ 788	$ 14,132	$ 3,782	$ 900	$ 21,864
Loans receivable:						
Ending balance	$ 368,411	$ 175,304	$ 1,863,118	$ 360,803	$ 82,261	$ 2,849,897
Individually evaluated - collateral dependent - real estate	7		2,974	1,749		4,730
Individually evaluated - collateral dependent - non-real estate	10					10
Collectively evaluated for impairment	$ 368,404	$ 175,304	$ 1,860,144	$ 359,054	$ 82,261	$ 2,845,167

The following tables represent the allowance for loan losses by major classification of loan and whether the loans were individually or collectively evaluated for impairment at December 31, 2022 and December 31, 2021, prior to the adoption of ASC 326.

| | | | December 31, 2022 | | | |
| | | | Real estate | | | |
(Dollars in thousands)	Commercial	Municipal	Commercial	Residential	Consumer	Total
Allowance for loan losses:						
Beginning balance	$ 6,498	$ 1,955	$ 15,928	$ 3,209	$ 793	$ 28,383
Charge-offs	(161)		(284)	(31)	(311)	(787)
Recoveries	40		110	4	171	325
(Credits) provisions	(2,012)	(708)	2,161	(110)	220	(449)
Ending balance	$ 4,365	$ 1,247	$ 17,915	$ 3,072	$ 873	$ 27,472
Ending balance: individually evaluated for impairment	19			21		40
Ending balance: collectively evaluated for impairment	$ 4,346	$ 1,247	$ 17,915	$ 3,051	$ 873	$ 27,432
Loans receivable:						
Ending balance	$ 433,048	$ 166,210	$ 1,709,827	$ 330,728	$ 90,303	$ 2,730,116
Ending balance: individually evaluated for impairment	98		2,063	1,760		3,921
Ending balance: collectively evaluated for impairment	$ 432,950	$ 166,210	$ 1,707,764	$ 328,968	$ 90,303	$ 2,726,195

| | | | December 31, 2021 | | | |
| | | | Real estate | | | |
(Dollars in thousands)	Commercial	Municipal	Commercial	Residential	Consumer	Total
Allowance for loan losses:						
Beginning balance	$ 7,849	$ 885	$ 14,559	$ 3,129	$ 922	$ 27,344
Charge-offs	(492)		(252)	(24)	(188)	(956)
Recoveries	89		68	7	81	245
Provisions (credits)	(948)	1,070	1,553	97	(22)	1,750
Ending balance	$ 6,498	$ 1,955	$ 15,928	$ 3,209	$ 793	$ 28,383
Ending balance: individually evaluated for impairment	40		109	26		175
Ending balance: collectively evaluated for impairment	$ 6,458	$ 1,955	$ 15,819	$ 3,183	$ 793	$ 28,208
Loans receivable:						
Ending balance	$ 554,547	$ 58,580	$ 1,343,539	$ 297,624	$ 74,883	$ 2,329,173
Ending balance: individually evaluated for impairment	199		2,890	1,273		4,362
Ending balance: collectively evaluated for impairment	$ 554,348	$ 58,580	$ 1,340,649	$ 296,351	$ 74,883	$ 2,324,811

ACL on off balance sheet commitments

The following table presents the activity in the ACL on off balance sheet commitments, which include commitments to extend credit, unused portions of lines of credit and standby letters of credit, for the year ended December 31, 2023:

(Dollars in thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Beginning balance	$ 179	$ 137	$ 122
Impact of adopting Topic 326	270		
(Credit) debit recorded in noninterest expense	(406)	42	15
Total allowance for credit losses on off balance sheet commitments	$ 43	$ 179	$ 137

4. Off balance sheet financial instruments:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused portions of lines of credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused portions of lines of credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company follows the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The contractual amounts of off-balance sheet commitments at December 31, 2023 and 2022 are summarized as follows:

(Dollars in thousands)	2023	2022
Commitments to extend credit	$ 435,015	$ 553,337
Unused portions of lines of credit	90,407	78,406
Standby letters of credit	62,155	57,626
	$ 587,577	$ 689,369

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Unused portions of lines of credit, including home equity and overdraft protection agreements, are commitments for possible future extensions of credit to existing customers. Unused portions of home equity lines are collateralized and generally have fixed expiration dates. Overdraft protection agreements are uncollateralized and usually do not carry specific maturity dates. Unused portions of lines of credit ultimately may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all standby letters of credit expire within twelve months. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending other loan commitments. The Company requires collateral supporting these standby letters of credit as deemed necessary. The amount of letters of credit secured with collateral is $55.9 million at December 31, 2023 and $53.7 million at December 31, 2022. The carrying value of the liability for the Company's obligations under guarantees for standby letters of credit was not material at December 31, 2023 and 2022.

5. Premises and equipment, net:

Premises and equipment at December 31, 2023 and 2022 are summarized as follows:

(Dollars in thousands)	2023	2022
Land	$ 7,302	$ 7,302
Premises and leasehold improvements	60,266	55,865
Right-of-use assets	10,576	7,980
Furniture, fixtures and equipment	21,878	20,626
Gross premises and equipment	100,022	91,773
Less: accumulated depreciation	38,746	36,106
Net premises and equipment	$ 61,276	$ 55,667

6. Operating lease commitments and contingencies:

The Company is obligated under non-cancelable operating leases for certain branch locations. We determine if an arrangement is a lease at inception by assessing whether a contract contains a right to control an identified asset for a period of time in exchange for consideration. For all leases, we recognize a right-of-use asset and lease liability at the effective date of the lease. Operating leases right-of-use assets are included in premises and equipment, and lease liabilities are included in other liabilities in the consolidated balance sheet. We have no finance leases. Leases with an initial term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term.

Certain leases include options to renew, with renewal terms generally containing one or more five-year renewal options. At December 31, 2023, the Company's leases have remaining renewal terms that can extend the lease terms from five years to thirty years that are reasonably certain of being exercised. The weighted average remaining lease term at December 31, 2023 is 19.4 years. At December 31, 2022, the weighted average remaining lease term was 17.1 years. The discount rate used in determining the lease liability for each individual lease was the FHLB fixed advance rate which corresponded with the remaining lease term. The discount rate used for leases added subsequently was the annual percentage increase outlined in the terms of each lease. There were two leases added in 2023 and no new leases added in 2022. At December 31, 2023 and December 31, 2022, discount rates ranged from 1.60 percent to 5.25 percent and from 1.60 percent to 3.85 percent with an average discount rate of 3.61 percent and 3.00 percent respectively.

At December 31, 2023, right-of-use assets of $10.6 million were included in premises and equipment, and the related lease liability totaled $11.0 million was included in other liabilities in the consolidated balance sheet. Right-of-use assets and the related lease liability were $8.0 million and $8.3 million, respectively, at December 31, 2022. There were two new leases in 2023 for our North Allegheny and King of Prussia Offices, and one lease, for the previous Doylestown branch, was not renewed. Rent expense for the years ended December 31, 2023, 2022 and 2021 amounted to $1.0 million, $1.0 million, and $760 thousand, respectively, and is included in occupancy expenses.

Future minimum lease payments under operating leases are summarized as follows:

(Dollars in thousands)		
2024	$	838
2025		858
2026		862
2027		789
2028		809
Thereafter		11,942
Total future minimum lease payments		16,098
Less amount representing interest		(5,138)
Present value of future minimum lease payments	$	10,960

Neither the Company nor any of its property is subject to any material legal proceedings. Management, after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of pending and threatened lawsuits will have a material effect on the operating results or financial position of the Company.

7. Other assets:

The major components of other assets at December 31, 2023 and 2022 are summarized as follows:

(Dollars in thousands)		December 31, 2023		December 31, 2022
Other real estate owned	$		$	121
Mortgage servicing rights		870		914
Prepaid shares tax		949		48
Prepaid pension		3,764		2,314
Prepaid expenses		4,840		3,038
Restricted equity securities (FHLB and other)		5,180		9,630
Investment in low income housing partnership		5,015		5,446
Interest rate swaps		19,278		21,794
Interest rate floor				1
Other assets		2,353		2,765
Total	$	42,249	$	46,071

Interest rate swaps balance represents the fair value of our commercial loan back-to-back swaps and is lower due to lower market rates. The Company originates one-to-four family residential mortgage loans for sale in the secondary market with servicing rights retained. Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $134.9 million at December 31, 2023 and $144.7 million at December 31, 2022.

8. Deposits:

The major components of interest-bearing and noninterest-bearing deposits at December 31, 2023 and 2022 are summarized as follows:

(Dollars in thousands)	December 31, 2023	December 31, 2022
Interest-bearing deposits:		
Money market accounts	$ 782,243	$ 685,323
NOW accounts	796,426	772,712
Savings accounts	429,011	523,931
Time deposits less than $250	505,409	199,136
Time deposits $250 or more	121,265	92,731
Total interest-bearing deposits	2,634,354	2,273,833
Noninterest-bearing deposits	644,683	772,765
Total deposits	$ 3,279,037	$ 3,046,598

The aggregate amounts of maturities for all time deposits at December 31, 2023, are summarized as follows:

(Dollars in thousands)	
2024	$ 331,713
2025	53,168
2026	98,471
2027	46,401
2028	92,860
Thereafter	4,061
	$ 626,674

Time deposits less than $250 thousand included $261.0 million and $23.6 million, at December 31, 2023 and December 31, 2022, respectively.

The aggregate amount of deposits reclassified as loans was $0.2 million at December 31, 2023, and $0.6 million at December 31, 2022. Management evaluates transaction accounts that are overdrawn for collectability as part of its evaluation for credit losses.

9. Short-term borrowings:

Short-term borrowings consisted of FHLB advances representing overnight borrowings or borrowings with original terms of less than twelve months and other borrowings related to collateral held from derivative counterparties at December 31, 2023, 2022 and 2021:

(Dollars in thousands, except percents)		Ending Balance	Average Balance	Maximum Month-End Balance	Weighted Average Rate for the Year	Weighted Average Rate at End of the Period
			At and for the year ended December 31, 2023			
Other borrowings	$	17,590	$ 19,160	$ 28,470	5.54 %	5.35 %
FHLB advances			19,171	158,000	4.48	
Total short-term borrowings	$	17,590	$ 38,331	$ 186,470	5.01 %	5.35 %

(Dollars in thousands, except percents)		Ending Balance	Average Balance	Maximum Month-End Balance	Weighted Average Rate for the Year	Weighted Average Rate at End of the Year
			At and for the year ended December 31, 2022			
Other borrowings	$	14,530	$ 10,033	$ 16,100	2.10 %	4.33 %
FHLB advances		100,400	32,647	125,975	2.73	4.45
Total short-term borrowings	$	114,930	$ 42,680	$ 142,075	2.58 %	4.43 %

(Dollars in thousands, except percents)		Ending Balance	Average Balance	Maximum Month-End Balance	Weighted Average Rate for the Year	Weighted Average Rate at End of the Year
			At and for the year ended December 31, 2021			
FHLB advances	$		$ 13,973	$ 50,000	0.56 %	%

The Company has an agreement with the FHLB which allows for borrowings up to its maximum borrowing capacity based on a percentage of qualifying collateral assets. At December 31, 2023, the maximum borrowing capacity was $1.2 billion of which $25.0 million was outstanding in long-term debt and $345.4 million was used to issue standby letters of credit to collateralize public fund deposits. Advances with the FHLB are secured under terms of a blanket collateral agreement by a pledge of FHLB stock and certain other qualifying collateral, such as investments and mortgage-backed securities and mortgage loans. Interest accrues daily on the FHLB advances based on rates of the FHLB discount notes. This rate resets each day. At December 31, 2023 $1.8 billion in loans were pledged to the FHLB providing $1.2 billion in available borrowing capacity. At December 31, 2022 $1.6 billion in loans were pledged to the FHLB providing $1.2 billion in available borrowing capacity.

The Company also has unsecured line of credit agreements with two correspondent banks, where the total line amount was $18.0 million at December 31, 2023 and 2022. There were no amounts outstanding on either line of credit at December 31, 2023 or 2022. Interest on these borrowings accrues daily based on the daily federal funds rate.

In addition to borrowings from FHLB and correspondent bank lines of credit, we have availability through the Federal Reserve Bank's Discount Window and Bank Term Funding Program (BTFP) of $257.4 million and $191.0 million at December 31, 2023, respectively. The FRB's Borrower-in-custody program allows depository institutions to pledge loans as collateral for Discount Window advances while retaining possession of the loan documentation. The BTFP allows depository institutions to borrow up to the par value of eligible securities pledged at the FRB. The Company tested the BTFP borrowing line during 2023 as part of its contingent liquidity plan. At December 31, 2023 $365.8 million in loans were pledged as collateral for the borrower-in-custody program and provided $246.1 million in borrowing capacity. At December 31, 2023, $191.0 million in securities were pledged to the BTFP while $11 thousand was pledged to the Discount Window. At the expiration of the BTFP on March 11, 2024, the Company's intent is to transfer the eligible securities pledged to the Federal Reserve discount window.

At December 31, 2022 $349.9 million in loans were pledged as collateral for the borrower-in-custody program and provided $232.2 million in borrowing capacity. At December 31, 2022, $24 thousand was pledged to the Discount Window.

10. Long-term debt:

Long-term debt, consisting of advances from the FHLB, at December 31, 2023 and 2022 is as follows:

(Dollars in thousands, except percents)	Interest Rate Fixed	December 31, 2023	December 31, 2022
March 2023	4.69 %	$	$ 555
March 2025	4.37	10,000	
March 2026	4.20	15,000	
		$ 25,000	$ 555

Maturities of long-term debt, by contractual maturity, in years subsequent to December 31, 2023 are as follows:

(Dollars in thousands)	
2025	$ 10,000
2026	15,000
	$ 25,000

The FHLB advances are not convertible and have a fixed rate. There were two new long-term advances entered into with the FHLB during 2023 and none in 2022.

11. Subordinated debt:

On June 1, 2020, the Company sold $33.0 million aggregate principal amount of Subordinated Notes due 2030 (the "2020 Notes") to accredited investors. The 2020 Notes qualify as Tier 2 capital for regulatory capital purposes.

The 2020 Notes bear interest at a rate of 5.375 percent per year for the first five years and then float based on a benchmark rate (as defined), provided that the interest rate applicable to the outstanding principal balance during the period the 2020 Notes are floating will at no time be less the 4.75 percent. Interest is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2020, for the first five years after issuance and payable quarterly in arrears thereafter on March 1, June 1, September 1, and December 1. The 2020 Notes mature on June 1, 2030 and are redeemable in whole or in part, without premium or penalty, at any time on or after June 1, 2025 and prior to June 1, 2030. Additionally, if all or any portion of the 2020 Notes cease to be deemed Tier 2 Capital, the Company may redeem, in whole and not in part, at any time upon giving not less than ten days' notice, an amount equal to one hundred percent (100 percent) of the principal amount outstanding plus accrued but unpaid interest to but excluding the date fixed for redemption.

Holders of the 2020 Notes may not accelerate the maturity of the 2020 Notes, except upon the bankruptcy, insolvency, liquidation, receivership or similar proceeding by or against the Company.

12. Fair value of financial instruments:

The following methods and assumptions were used by the Company to construct the summary table below containing the fair values and related carrying amounts of financial instruments measured at fair value:

Investment securities: The fair values of marketable equity securities are based on quoted market prices from active exchange markets. The fair values of debt securities are based on pricing from a matrix pricing model and quoted market prices.

Individually evaluated loans: Fair values for individually evaluated loans are estimated using discounted cash flow analysis determined by the loan review function or underlying collateral values, where applicable.

Interest rate swaps and floors: Values of these instruments are obtained through an independent pricing source utilizing information which may include market observed quotations for swaps, market index rates, forward rates and rate volatility. Derivative contracts create exposure to interest rate movements as well as risks from the potential of non-performance of the counterparty.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2023 and 2022 are summarized as follows:

		Fair Value Measurement Using		
(Dollars in thousands) **December 31, 2023**	**Amount**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
U.S. Treasury securities	$ 184,057	$ 184,057	$	$
U.S. government-sponsored enterprises	2,152		2,152	
State and municipals:				
Taxable	57,100		57,100	
Tax-exempt	67,124		67,124	
Mortgage-backed securities:				
U.S. government agencies	724		724	
U.S. government-sponsored enterprises	84,040		84,040	
Corporate debt securities	3,730		3,730	
Common equity securities	98	98		
Total investment securities	$ 399,025	$ 184,155	$ 214,870	$
Interest rate floor-other assets	$		$	
Interest rate swap-other assets	$ 19,278		$ 19,278	
Interest rate swap-other liabilities	$ (18,808)		$ (18,808)	

		Fair Value Measurement Using		
(Dollars in thousands) **December 31, 2022**	**Amount**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
U.S. Treasury securities	$ 180,297	$ 180,297	$	$
U.S. government-sponsored enterprises	16,370		16,370	
State and municipals:				
Taxable	55,358		55,358	
Tax-exempt	88,407		88,407	
Mortgage-backed securities:				
U.S. government agencies	942		942	
U.S. government-sponsored enterprises	132,703		132,703	
Corporate debt securities	3,626		3,626	
Common equity securities	110	110		
Total investment securities	$ 477,813	$ 180,407	$ 297,406	$
Interest rate floor-other assets	$ 1		$ 1	
Interest rate swap-other assets	$ 21,794		$ 21,794	
Interest rate swap-other liabilities	$ (21,466)		$ (21,466)	

Assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2023 and 2022 are summarized as follows:

| (Dollars in thousands)
December 31, 2023 | Amount | Fair Value Measurement Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Loans individually evaluated for credit loss	$ 4,740	$	$	$ 4,740

| (Dollars in thousands)
December 31, 2022 | Amount | Fair Value Measurement Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 220	$	$	$ 220

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

| (Dollars in thousands, except percents)
December 31, 2023 | Quantitative Information about Level 3 Fair Value Measurements | | | |
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans individually evaluated for credit loss	$ 4,740	Appraisal of collateral	Appraisal adjustments	22.8% to 82.4% (63.6)%
			Liquidation expenses	3.0% to 6.0% (5.2)%

| (Dollars in thousands, except percents)
December 31, 2022 | Quantitative Information about Level 3 Fair Value Measurements | | | |
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$ 220	Appraisal of collateral	Appraisal adjustments	21.6% to 97.0% (77.7)%
			Liquidation expenses	3.0% to 6.0% (4.9)%

Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are not identifiable.

Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The carrying and fair values of the Company's financial instruments at December 31, 2023 and 2022 and their placement within the fair value hierarchy are as follows:

(Dollars in thousands) December 31, 2023	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			Fair Value Hierarchy		
Financial assets:					
Cash and due from banks	$ 187,365	$ 187,365	$ 187,365	$	$
Investment securities:					
Available-for-sale	398,927	398,927	184,057	214,870	
Common equity securities	98	98	98		
Held-to-maturity	84,851	71,698		71,698	
Net loans	2,828,002	2,593,151			2,593,151
Accrued interest receivable	12,734	12,734		12,734	
Mortgage servicing rights	870	1,745		1,745	
Restricted equity securities (FHLB and other)	5,180	5,180		5,180	
Interest rate floor					
Interest rate swaps	19,278	19,278		19,278	
Total	$ 3,537,555	$ 3,290,426			
Financial liabilities:					
Deposits	$ 3,279,037	$ 3,274,774	$	$ 3,274,774	$
Short-term borrowings	17,590	17,590		17,590	
Long-term debt	25,000	24,924		24,924	
Subordinated debt	33,000	45,504		45,504	
Accrued interest payable	5,765	5,765		5,765	
Interest rate swaps	18,808	18,808		18,808	
Total	$ 3,379,200	$ 3,387,365			

(Dollars in thousands) December 31, 2022	Carrying Value	Fair Value	Fair Value Hierarchy Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:					
Cash and due from banks	$ 37,868	$ 37,868	$ 37,868	$	$
Investment securities:					
Available-for-sale	477,703	477,703	180,297	294,706	
Common equity securities	110	110	110		
Held-to-maturity	91,179	76,563		76,563	
Net loans	2,702,644	2,562,780			2,562,780
Accrued interest receivable	11,715	11,715		11,715	
Mortgage servicing rights	914	1,762		1,762	
Restricted equity securities (FHLB and other)	9,630	9,630		9,630	
Interest rate floor	1	1		1	
Interest rate swaps	21,794	21,794		21,794	
Total	$ 3,353,558	$ 3,199,926			
Financial liabilities:					
Deposits	$ 3,046,598	$ 3,035,615	$	$ 3,035,615	$
Short-term borrowings	114,930	114,743		114,743	
Long-term debt	555	555		555	
Subordinated debt	33,000	53,998		53,998	
Accrued interest payable	903	903		903	
Interest rate swaps	21,466	21,466		21,466	
Total	$ 3,217,452	$ 3,227,280			

13. Derivatives and hedging activities:

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts principally related to the Company's assets and borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest income/expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and floors as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate floors designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the contract in exchange for an up-front premium. Such derivatives have been used to hedge the variable cash flows associated with existing variable-rate assets and issuances of debt.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive loss, (AOCI) and subsequently reclassified into interest expense/income in the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense/income as interest payments are made/received on the Company's variable-rate debt/assets. During the next twelve months, the Company estimates that no amount will be reclassified as a reduction to interest income.

Fair Value Hedges of Interest Rate Risk

The Company is exposed to changes in the fair value of certain of its fixed-rate pools of assets due to changes in benchmark interest rates. The Company uses interest rate swaps to manage its exposure to changes in fair value on these instruments attributable to changes in the designated benchmark interest rate, SOFR. Interest rate swaps designated as fair value hedges involve the payment of fixed-rate amounts to a counterparty in exchange for the Company receiving variable-rate payments over the life of the agreements without the exchange of the underlying notional amount.

For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in interest income.

As of December 31, 2023, the following amounts were recorded on the balance sheet related to cumulative basis adjustment for fair value hedges:

Line Item in the Statement of Financial Position in Which the Hedged Item is Included	Amortized Amount of the Hedged Assets/(Liabilities)				Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets/(Liabilities)			
(Dollars in thousands)		2023		2022		2023		2022
AFS Securities (1)	$	143,573	$		$	871	$	
Fixed Rate Loans (2)		50,462				462		
Total	$	194,035	$		$	1,333	$	

(1) Fixed Rate AFS Securities. These amounts include the amortized cost basis of closed portfolios of fixed rate assets used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolio anticipated to be outstanding for the designated hedged period. At December 31, 2023, the amortized cost basis of the closed portfolios used in these hedging relationships was $143.6 million. The amounts of the designated hedged items were $100.0 million.

(2) Fixed Rate Loan Assets. These amounts include the carrying value of fixed rate loan assets used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolio anticipated to be outstanding for the designated hedged period. At December 31, 2023, the principal value of the hedged item was $50.0 million.

Non-designated Hedges

Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting derivatives that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate derivatives associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer derivatives and the offsetting derivatives are recognized directly in earnings. As of December 31, 2023, the Company had 109 interest rate swaps with an aggregate notional amount of $476.5 million related to this program.

The Company's existing credit derivatives result from participations in or out of interest rate swaps provided by or to external lenders as part of loan participation arrangements, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain lenders which participate in loans.

Fair Values of Derivative Instruments on the Balance Sheet

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2023 and December 31, 2022.

Fair Values of Derivative Instruments

| | Derivative Assets | | | | | Derivative Liabilities | | | | |
| | As of December 31, 2023 | | | As of December 31, 2022 (1) | | As of December 31, 2023 | | | As of December 31, 2022 | |
(Dollars in thousands)	Notional Amount	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Notional Amount	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments										
Interest Rate Products	$	Other Assets	$	Other Assets	$ 1	$ 150,000	Other Liabilities	$ 1,270	Other Liabilities	$
Total derivatives designated as hedging instruments			$		$ 1			$ $1,270		$
Derivatives not designated as hedging instruments										
Interest Rate Products	$ 230,323	Other Assets	$ 19,833	Other Assets	$ 22,195	$ 230,323	Other Liabilities	$ 19,364	Other Liabilities	$ 21,466
Other Contracts	8,403	Other Assets	3	Other Assets		7,408	Other Liabilities		Other Liabilities	
Total derivatives not designated as hedging instruments			$ 19,836		$ 22,195			$ 19,364		$ 21,466

(1) The notional amount of interest rate floor at December 31, 2022 was $25.0 million. Notional asset amount of interest rate swaps at December 31, 2022 was $187.3 million and $1.5 million for risk participation agreements.

Effect of Fair Value and Cash Flow Hedge Accounting on Accumulated Other Comprehensive (Loss) Income

The table below presents the effect of fair value and cash flow hedge accounting on accumulated other comprehensive (loss) income as of December 31, 2023 and December 31, 2022.

(Dollars in thousands) Twelve months ended December 31, 2023	Amount of (Loss) Recognized in OCI on Derivative	Amount of (Loss) Recognized in OCI Included Component	Amount of (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Recognized from Accumulated Other Comprehensive Income into Income	Amount of (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income Included Component	Amount of (Loss) Reclassified from Accumulated OCI into Income Excluded Component
Derivatives in Cash Flow Hedging Relationships							
Interest Rate Products	$ (1)	$	$ (1)	Interest Income	$ (48)	$	$ (48)
Total	$ (1)	$	$ (1)		$ (48)	$	$ (48)

(Dollars in thousands) Twelve months ended December 31, 2022	Amount of (Loss) Recognized in OCI on Derivative	Amount of (Loss) Recognized in OCI Included Component	Amount of (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Recognized from Accumulated Other Comprehensive Income into Income	Amount of Gain Reclassified from Accumulated OCI into Income	Amount of Gain Reclassified from Accumulated OCI into Income Included Component	Amount of (Loss) Reclassified from Accumulated OCI into Income Excluded Component
Derivatives in Cash Flow Hedging Relationships							
Interest Rate Products	$ (515)	$ (497)	$ (18)	Interest Income	$ 212	$ 276	$ (64)
Total	$ (515)	$ (497)	$ (18)		$ 212	$ 276	$ (64)

* Amounts disclosed are gross and not net of taxes.

Effect of Fair Value and Cash Flow Hedge Accounting on the Consolidated Statements of Income and Comprehensive Income (Loss)

The table below presents the effect of the Company's derivative financial instruments on the consolidated statements of income and comprehensive income (loss) as of December 31, 2023 and December 31, 2022.

(Dollars in thousands)	Location and Amount of Gain or (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships For the twelve months ended December 31, 2023 Interest Income	2022 Interest Income
Total amounts of income and expense line items presented in the statements of income and comprehensive income (loss) in which the effects of fair value or cash flow hedges are recorded.	$ 142	$ 212
The effects of fair value and cash flow hedging:		
Gain or (loss) on fair value hedging relationships		
Interest contracts		
Hedged items	871	
Derivatives designated as hedging instruments	(681)	
Gain or (loss) on cash flow hedging relationships		
Interest contracts		
Amount of (loss) gain reclassified from AOCI into income	(48)	212
Amount of gain reclassified from AOCI into income - Included Component		276
Amount of (loss) reclassified from AOCI into income - Excluded Component	$ (48)	$ (64)

Effect of Derivative Instruments on the Consolidated Statements of Income and Comprehensive Income (Loss)

The tables below present the effect of the Company's other derivative financial instruments on the consolidated statements of income and comprehensive income (loss) for the years ended December 31, 2023 and 2022.

(Dollars in thousands)	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative Twelve Months Ended December 31, 2023	Amount of Gain Recognized in Income Twelve Months Ended December 31, 2022
Derivatives Not Designated as Hedging Instruments:			
Interest Rate Products	Other income / (expense)	$ (262)	$ 516
Other Contracts	Other income / (expense)	(6)	5
Total		$ (268)	$ 521
Fee Income	Fee income	$ 652	$ 106

Offsetting Derivatives

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of December 31, 2023 and December 31, 2022. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the consolidated balance sheets.

Offsetting of Derivative Assets

as of December 31, 2023

(Dollars in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Posted	
Derivatives	$ 19,833	$	$ 19,833	$	$ 17,590	$ 2,243

Offsetting of Derivative Liabilities

as of December 31, 2023

(Dollars in thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Posted*	
Derivatives	$ 20,633	$	$ 20,633	$ 20,633	$	$

*Cash collateral of $2,450 was paid but not presented as an offset above.

Offsetting of Derivative Assets

as of December 31, 2022

(Dollars in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Posted	
Derivatives	$ 22,196	$	$ 22,196	$	$ 14,530	$ 7,666

Offsetting of Derivative Liabilities

as of December 31, 2022

(Dollars in thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Posted	
Derivatives	$ 21,466	$	$ 21,466	$ 21,466	$	$

Credit-risk-related Contingent Features

The Company has agreements with certain of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

The Company also has agreements with certain of its derivative counterparties that contain a provision where if the Company fails to maintain its status as a well-capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements.

As of December 31, 2023, the termination value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $2.7 million. As of December 31, 2022, the termination value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $2.0 thousand.

The Company has minimum collateral posting thresholds with certain of its derivative counterparties, and has posted collateral of $2.5 million against its obligations under these agreements as of December 31, 2023 and had no posted collateral at December 31, 2022. Cash collateral represents the amount that cannot be used to offset our derivative assets and liabilities from a gross basis to a net basis in accordance with the agreement. The cash collateral is exchanged under bilateral collateral and master netting agreements that allow us to offset the net derivative position with the related collateral. The application of the cash collateral cannot reduce the net derivative position below zero. Therefore, excess other collateral, if any, is not reflected above. If the Company had breached any of these provisions it could have been required to settle its obligations under the agreements at the termination value.

14. Stock plans:

In May 2017, the Company's stockholders approved the 2017 equity incentive plan ("2017 Plan"). In May 2023, the Company's stockholders approved the 2023 equity incentive plan ("2023 Plan"). Under the 2017 Plan and 2023 Plan, the Compensation Committee of the Board of Directors has the authority to, among other things:

- Select the persons to be granted awards under the Plan.
- Determine the type, size and term of awards.
- Determine whether such performance objectives and conditions have been met.
- Accelerate the vesting or exercisability of an award.

Persons eligible to receive awards under the 2017 Plan and 2023 Plan include directors, officers, employees, consultants and other service providers of the Company and its subsidiaries.

As of December 31, 2023, 98,403 shares of the Company's common stock were available for grant as awards pursuant to the 2023 Plan. While the 2017 Plan will remain in effect in accordance with its terms to govern outstanding awards under that plan, the Company intends to make future grants under the 2023 Plan. If any outstanding 2017 Plan awards are forfeited by the holder or canceled by the Company, the underlying shares would be available for re-grant to others under the 2023 Plan.

The 2017 Plan and 2023 Plan authorize grants of stock options, stock appreciation rights, cash awards, performance awards, restricted stock and restricted stock units.

In 2023, the Company awarded 5,206 shares of non-performance-based restricted stock and 18,222 performance-based restricted stock units under the 2023 Plan. In 2022, the Company awarded 4,397 shares of non-performance-based restricted stock and 15,390 performance-based restricted stock units under the 2017 Plan.

In 2023, 4,139 shares of non-performance-based and 12,652 shares of performance based restricted stock granted under the 2017 Plan vested and 12,524 of these shares were surrendered under the provisions of the 2017 Plan. In 2022, 3,846 shares of non-performance-based and 12,557 shares of performance based restricted stock granted under the 2017 Plan vested and there were 195 shares forfeited under the provisions of the 2017 Plan.

The non-performance-based restricted stock grants made in 2023, 2022 and 2021 vest equally over three years from the grant date. The performance-based restricted stock units vest three years after the grant date and include conditions based on the Company's three year cumulative diluted earnings per share and three-year average return on equity or tangible equity that determines the number of restricted stock units that may vest.

The activity related to the 2017 and 2023 Plan for each of the years ended December 31, 2023, 2022 and 2021 was as follows:

(Dollars in thousands)	2023	2022	2021
Nonvested, January 1	39,470	36,281	31,923
Granted shares	23,428	19,787	19,818
Vested shares	16,791	16,403	15,460
(Surrendered) Forfeited shares	(12,524)	195	
Nonvested, December 31	58,631	39,470	36,281

The Company expenses the fair value of all-share based compensation over the requisite service period commencing at grant date. The fair value of restricted stock is expensed on a straight-line basis. Compensation is recognized over the vesting period and adjusted based on the performance criteria. The Company classifies share-based compensation for employees within "salaries and employee benefits expense" on the Consolidated Statements of Income and Comprehensive Income.

The Company recognized expense for awards granted under the 2017 and 2023 plan of $0.9 million in 2023, $0.5 million in 2022 and $0.5 million in 2021. As of December 31, 2023, the Company had $1.2 million of unrecognized compensation expense associated with restricted stock awards. The remaining cost is expected to be recognized over a weighted average vesting period of 1.7 years.

15. Employee benefit plans:

The Company sponsors a separate ESOP and Retirement Profit Sharing 401(k) Plan. The Company also maintains SERPs and an employees' pension plan, which is currently frozen.

Under the ESOP, amounts voted by the Company's Board of Directors are paid into the ESOP and each eligible participant is credited with an amount in proportion to their annual compensation or a fixed dollar amount. All contributions to the ESOP are invested in or will be invested primarily in Company stock. Distribution of a participant's ESOP account occurs upon retirement, death or termination in accordance with the plan provisions.

Under the Retirement Profit Sharing Plan, amounts approved by the Board of Directors have been paid into a fund and each participant was credited with an amount in proportion to their annual compensation. Upon retirement, death or termination, each participant is paid the total amount of their credits in the fund in one of a number of optional ways in accordance with the plan provisions. Eligible participants may elect deferrals of up to the maximum amounts permitted by law.

The Company contributed $0.2 million and $0.3 million to the ESOP for 2022 and 2021. There was no ESOP contribution in 2023. The Company contributed $1.4 million in 2023, $1.3 million in 2022 and $1.2 million in 2021, to the Retirement Profit Sharing Plan, which was comprised of a safe harbor contribution of $0.8 million, $0.7 million and $0.7 million, respectively and a discretionary match of $0.6 million, $0.6 million and $0.6 million, respectively.

The Company established a SERP Plan to replace certain 401(k) plan benefits lost due to compensation limits imposed on qualified plans by federal tax law. The annual benefit is a maximum of 6 percent of the executive compensation in excess of Federal limits. The total liability associated with this plan was $180 thousand at December 31, 2023 and 2022, respectively. The expense associated with the plan was $19 thousand, $20 thousand and $19 thousand for 2023, 2022 and 2021 respectively.

The Company has SERPs for the benefit of certain officers. At December 31, 2023 and 2022, other liabilities include $3.1 million and $2.8 million accrued under the plans. Compensation expense includes approximately $0.4 million, $0.4 million and $0.4 million relating to these SERPs for the years ended December 31, 2023, 2022 and 2021, respectively.

Under the Employees' Pension Plan, currently frozen, amounts computed on an actuarial basis were being paid by the Company into a trust fund. The plan provided for fixed benefits payable for life upon retirement at the age of 65, based on length of service and compensation levels as defined in the plan. As of June 22, 2008 no further benefits are being accrued in this plan. Plan assets of the trust fund are invested and administered by the Trust Department of the Company.

Information related to the Employees' Pension Plan at December 31, 2023 and 2022 is as follows:

	Pension Benefits	
(Dollars in thousands)	2023	2022
Change in benefit obligation:		
Benefit obligation, beginning	$ 13,792	$ 18,066
Interest cost	655	456
Change in experience gain	2	26
Change in actuarial assumptions	306	(3,899)
Benefits paid	(910)	(857)
Benefit obligation, ending	13,845	13,792
Change in plan assets:		
Fair value of plan assets, beginning	16,106	19,257
Actual return on plan assets	2,413	(2,294)
Employer contributions		
Benefits paid	(910)	(857)
Fair value of plan assets, ending	17,609	16,106
Funded status at end of year	$ 3,764	$ 2,314

The Company utilized the mortality scale within the mortality tables from MP 2021 to re-measure its pension plan at December 31, 2023 and 2022. The change in the discount rate from 4.93 percent to 4.73 percent resulted in an increase to the benefit obligation of $0.3 million in 2023 and a decrease of $3.9 million in 2022.

Amounts recognized in the consolidated balance sheets at December 31, 2023 and 2022 are as follows:

	Pension Benefits	
(Dollars in thousands)	2023	2022
(Other Assets)/Other Liabilities	$ (3,764)	$ (2,314)
Amounts recognized in the accumulated other comprehensive loss consist of:		
Net actuarial gain	(4,370)	(5,499)
Deferred taxes	956	1,184
Net amount recognized	$ (3,414)	$ (4,315)

The accumulated benefit obligation for the defined benefit pension plan was $13.8 million at December 31, 2023 and 2022.

Components of net periodic pension income and other amounts recognized in other comprehensive income (loss) are as follows:

(Dollars in thousands)	Pension Benefits					
Twelve Months Ended December 31,		2023		2022		2021
Net periodic pension income:						
Interest cost	$	655	$	456	$	419
Expected return on plan assets		(1,170)		(1,407)		(1,288)
Amortization of unrecognized net loss		194		198		301
Net periodic pension income:		(321)		(753)		(568)
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):						
Net loss		655		456		419
Deferred tax		(141)		(96)		(88)
Total recognized in other comprehensive income (loss)		514		360		331
Total recognized in net period pension cost and other comprehensive income (loss)	$	193	$	(393)	$	(237)

Weighted-average assumptions used to determine benefit obligations and related expenses were as follows:

	Pension Benefits		
	2023	2022	2021
Discount rate:			
Obligation	4.73 %	4.93 %	2.59 %
Expense	4.93	2.59	2.25
Expected long-term return on plan assets	7.50 %	7.50 %	7.50 %

The expected long-term return on plan assets was determined using average historical returns of the Company's plan assets.

The Company's pension plan weighted-average asset allocations at December 31, 2023 and 2022, by asset category are as follows:

	2023	2022
Asset Category:		
Cash and cash equivalents	4.4 %	4.7 %
Equity securities	63.3	60.3
Corporate bonds	18.1	19.5
U.S. government securities	14.2	15.5
	100.0 %	100.0 %

Fair value measurement of pension plan assets at December 31, 2023 and 2022 is as follows:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)
		December 31, 2023		
Cash and cash equivalents	$ 783	$ 783	$	$
Equity securities:				
U.S. large cap	9,482	9,482		
International	1,671	1,671		
Fixed income securities:				
U.S. Treasuries	343		343	
U.S. government agencies	2,149		2,149	
Corporate bonds	3,181		3,181	
Total	$ 17,609	$ 11,936	$ 5,673	$

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)
		December 31, 2022		
Cash and cash equivalents	$ 759	$ 759	$	$
Equity securities:				
U.S. large cap	7,365	7,365		
International	2,338	2,338		
Fixed income securities:				
U.S. Treasuries	511		511	
U.S. government agencies	1,991		1,991	
Corporate bonds	3,142		3,142	
Total	$ 16,106	$ 10,462	$ 5,644	$

The Company investment policies and strategies with respect to the pension plan include: (i) the Trust and Investment Division's equity philosophy is large-cap core with a value bias (we invest in individual high-grade common stocks that are selected from our approved list); (ii) diversification is maintained by having no more than 20 percent in any industry sector and no individual equity representing more than 10 percent of the portfolio; and (iii) the fixed income style is conservative but also responsive to the various needs of our individual clients. Fixed income securities consist of U.S. government agencies or corporate bonds rated "A" or better. The Company targets the following allocation percentages: (i) cash equivalents 10 percent; (ii) fixed income 40 percent; and (iii) equities 50 percent.

There is no Company stock included in equity securities at December 31, 2023 or 2022. The Company has not determined the amount of the expected contribution to the Employees' Pension Plan for 2024.

The following benefit payments are expected to be paid in the next five years and in the aggregate for the five years thereafter:

(Dollars in thousands)	Pension Benefits
2024	$ 966
2025	999
2026	1,022
2027	1,030
2028	1,024
Thereafter	4,946

16. Income taxes:

The current and deferred amounts of the provision for income taxes expense for each of the years ended December 31, 2023, 2022 and 2021 are summarized as follows:

(Dollars in thousands)	2023		2022		2021	
Current	$	3,853	$	6,665	$	9,548
Deferred		1,268		611		450
Total income tax expense	$	5,121	$	7,276	$	9,998

The components of the net deferred tax asset at December 31, 2023 and 2022 are summarized as follows:

(Dollars in thousands)	2023		2022	
Deferred tax assets:				
Allowance for loan losses	$	4,789	$	5,916
Lease liability		2,397		1,787
Defined benefit plan		1,635		1,798
Deferred compensation		694		860
Deferred loan fees and costs				59
Investment securities available for sale		11,270		14,266
Other		339		196
Total		21,124		24,882
Deferred tax liabilities:				
Lease right-of-use assets		2,313		1,718
Premises and equipment, net		2,109		1,692
Merger related accounting		474		472
Deferred loan costs		92		
Accrued compensation		1,912		1,872
Other		454		389
Total		7,354		6,143
Net deferred tax asset	$	13,770	$	18,739

A reconciliation between the amount of the effective income tax expense and the income tax expense that would have been provided at the federal statutory rate of 21.0 percent for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 is summarized as follows:

	2023		2022		2021	
(Dollars in thousands, except percents)	Amount	%	Amount	%	Amount	%
Provision for income tax at statutory rate	$ 6,825	21.00 %	$ 9,527	21.00 %	$ 11,239	21.00 %
State tax, net of federal benefit	397	1.22	216	0.63	475	0.89
Tax exempt interest	(1,057)	(3.25)	(1,400)	(3.09)	(1,194)	(2.23)
Bank owned life insurance income	(221)	(0.68)	(205)	(0.45)	(119)	(0.22)
Residential housing program tax credits	(755)	(2.32)	(911)	(2.01)	(1,091)	(2.04)
Nondeductible transaction costs	179	0.55				
Other, net	(247)	(0.76)	49	(0.04)	688	1.29
Total	$ 5,121	15.76 %	$ 7,276	16.04 %	$ 9,998	18.69 %

The Company computes deferred income taxes under the asset and liability method. Deferred incomes taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. A deferred tax liability is recognized for all temporary differences that result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions subject to reduction of the asset by a valuation allowance.

The Company follows FASB ASC Topic 740 "*Income Taxes*," which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return. ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes. The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2023, 2022 and 2021. The Company does not have an accrual for uncertain tax positions as of December 31, 2023, 2022 or 2021, as deductions take or benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2020 and thereafter are subject to examination by tax authorities.

17. Parent Company financial statements:

CONDENSED BALANCE SHEETS

(Dollars in thousands)		2023		2022
Assets:				
Cash and cash equivalents	$	188	$	359
Equity securities		98		110
Investment in bank subsidiary		372,348		346,734
Other assets		936		1,295
Total assets	$	373,570	$	348,498
Liabilities and Stockholders' Equity:				
Subordinated debt	$	33,000	$	33,000
Accrued interest payable		148		148
Stockholders' equity		340,422		315,350
Total liabilities and stockholders' equity	$	373,570	$	348,498

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)		2023		2022		2021
Income:						
Dividends from subsidiaries	$	20,158	$	11,325	$	17,593
Other income		4		3		4
Unrealized holding (losses) gains on equity securities		(11)		(31)		2
Total income		20,151		11,297		17,599
Expense:						
Acquisition related expenses		1,580				
Interest expense on subordinated debt		1,774		1,774		1,774
Other expenses		1,538		1,188		222
Total expenses		4,892		2,962		1,996
Income before taxes and undistributed income		15,259		8,335		15,603
Income tax benefit		(857)		(624)		(410)
Income before undistributed income of subsidiaries		16,116		8,959		16,013
Equity in undistributed net income of subsidiaries		11,264		29,131		27,506
Net income	$	27,380	$	38,090	$	43,519

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 27,380	$ 38,090	$ 43,519
Adjustments:			
Net losses (gains) on investment securities	11	31	(2)
Undistributed net income of subsidiaries	(11,264)	(29,131)	(27,506)
Decrease (increase) in other assets	359	(591)	(429)
Decrease in other liabilities		(40)	
Stock based compensation	888	534	546
Net cash provided by operating activities	17,374	8,893	16,128
Cash flows from financing activities:			
Retirement of common stock	(5,886)	(1,253)	(2,361)
Cash dividends paid	(11,659)	(11,325)	(10,792)
Net cash used in financing activities	(17,545)	(12,578)	(13,153)
(Decrease) increase in cash and cash equivalents	(171)	(3,685)	2,975
Cash and cash equivalents at beginning of year	359	4,044	1,069
Cash and cash equivalents at end of year	$ 188	$ 359	$ 4,044

18. Regulatory matters:

Dividends are paid by the Parent Company from its assets, which are mainly provided by dividends from Peoples Bank. Under the Pennsylvania Business Corporation Law of 1988, as amended, the Company may not pay a dividend if, after payment, either the Company could not pay its debts as they become due in the usual course of business, or the Company's total assets would be less than its total liabilities. The determination of total assets and liabilities may be based upon: (i) financial statements prepared on the basis of GAAP; (ii) financial statements that are prepared on the basis of other accounting practices and principles that are reasonable under the circumstances; or (iii) a fair valuation or other method that is reasonable under the circumstances. In addition, the Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

In addition, under the Pennsylvania Banking Code of 1965, as amended, Peoples Bank may only declare and pay dividends out of accumulated net earnings, or accumulated net earnings acquired as a result of a merger within seven years. Further, Peoples Bank may not declare or pay any dividend unless Peoples Bank's surplus would not be reduced by the payment of the dividend below 100 percent of our capital stock. Pennsylvania law requires that each year Peoples Bank set aside as surplus, a sum equal to not less than 10 percent of its net earnings if surplus does not equal at least 100 percent of our capital stock. Under federal law and FDIC regulations, an insured bank may not pay dividends if doing so would make it undercapitalized within the meaning of the prompt corrective action law or if in default of its deposit insurance fund assessment.

Although subject to the aforementioned regulatory restrictions, the Company's consolidated retained earnings at December 31, 2023 and 2022 were not restricted under any borrowing agreement as to payment of dividends or reacquisition of common stock.

The Company has paid cash dividends since its formation as a bank holding company in 1986. It is the present intention of the Board of Directors to continue this dividend payment policy, however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors considers payment of dividends.

The amount of funds available for transfer from Peoples Bank to the Company in the form of loans and other extensions of credit is also limited. Under Federal regulation, transfers to any one affiliate are limited to 10.0 percent of capital and surplus. At December 31, 2023, the maximum amount available for transfer from Peoples Bank to the Company in the form of loans amounted to $37.5 million. At December 31, 2023 and 2022, there were no loans outstanding, nor were any advances made during 2023 and 2022.

The Company and Peoples Bank are subject to certain regulatory capital requirements administered by the federal banking agencies, which are defined in Section 38 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Peoples Bank's consolidated financial statements. In the event an institution is deemed to be undercapitalized by such standards, FDICIA prescribes an increasing amount of regulatory intervention, including the required institution of a capital restoration plan and restrictions on the growth of assets, branches or lines of business. Further restrictions are applied to the significantly or critically undercapitalized institutions including restrictions on interest payable on accounts, dismissal of management and appointment of a receiver. For well capitalized institutions, FDICIA provides authority for regulatory intervention when the institution is deemed to be engaging in unsafe and unsound practices or receives a less than satisfactory examination report rating. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Peoples Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Risk-based capital rules require that banks and holding companies maintain a "capital conservation buffer" of 250 basis points in excess of the "minimum capital ratio." The minimum capital ratio is equal to the prompt corrective action adequately capitalized threshold ratio. Failure to maintain the required capital conservation buffer will result in limitations on capital distributions and on discretionary bonuses to executive officers.

Peoples Bank met the capital requirement for the "well capitalized" category under the regulatory framework for prompt corrective action at December 31, 2023. To be categorized as well capitalized, Peoples Bank must maintain certain minimum Tier I risk-based, total risk-based and Tier I Leverage ratios as set forth in the following tables. The Tier I Leverage ratio is defined as Tier I capital to total average assets less intangible assets. Regulators may assign Peoples Bank to a lower capitalization category based on factors other than capital.

The Company and Bank are required to meet a common equity Tier 1 capital to risk-weighted assets ratio of at least 7.00% (a minimum of 4.50% plus a capital conservation buffer of 2.50%), a Tier 1 capital to risk-weighted assets ratio of at least 8.50% (a minimum of 6.00% plus a capital conservation buffer of 2.50%), a total capital to risk-weighted assets ratio of at least 10.50% (a minimum of 8.00% plus a capital conservation buffer of 2.50%), and a Tier 1 leverage ratio of at least 4.00%. Management believes that, as of December 31, 2023, the Company and the Bank met all capital adequacy requirements to which it is subject.

The Company and Peoples Bank's actual capital ratios at December 31, 2023 and 2022, and the minimum ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

(Dollars in thousands, except percents)	Actual Amount	Ratio	Minimum For Capital Adequacy Purposes Amount	Ratio	Minimum to be Well Capitalized under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2023						
Common equity Tier 1 capital to risk-weighted assets:						
Company	$ 321,403	12.10 %	$ 119,577	4.50 %	NA	NA
Peoples Bank	353,330	13.30	119,561	4.50	$ 172,699	6.50 %
Tier 1 capital to risk-weighted assets:						
Company	321,403	12.10	159,436	6.00	NA	NA
Peoples Bank	353,330	13.30	159,414	6.00	212,552	8.00
Total capital to risk-weighted assets:						
Company	376,341	14.16	212,581	8.00	NA	NA
Peoples Bank	375,268	14.12	212,552	8.00	265,690	10.00
Tier 1 capital to average assets:						
Company	321,403	8.50	151,252	4.00	NA	NA
Peoples Bank	353,330	9.34 %	151,274	4.00 %	189,093	5.00 %

NA = not applicable

(Dollars in thousands, except percents)	Actual Amount	Ratio	Minimum For Capital Adequacy Purposes Amount	Ratio	Minimum to be Well Capitalized under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2022						
Common equity Tier 1 capital to risk-weighted assets:						
Company	$ 308,211	11.13 %	$ 124,569	4.50 %	NA	NA
Peoples Bank	339,596	12.27	124,563	4.50	$ 179,924	6.50 %
Tier 1 capital to risk-weighted assets:						
Company	308,211	11.13	166,093	6.00	NA	NA
Peoples Bank	339,596	12.27	166,083	6.00	221,444	8.00
Total capital to risk-weighted assets:						
Company	335,683	12.13	221,457	8.00	NA	NA
Peoples Bank	367,068	13.26	221,444	8.00	276,806	10.00
Tier 1 capital to average assets:						
Company	308,211	9.03	136,559	4.00	NA	NA
Peoples Bank	339,596	9.69	140,167	4.00	175,209	5.00

NA = not applicable

19. Accumulated Other Comprehensive Loss:

The components of accumulated other comprehensive loss included in stockholders' equity at December 31, 2023 and 2022 are as follows:

(Dollars in thousands)	December 31, 2023	December 31, 2022
Net unrealized loss on investment securities available for sale	$ (51,527)	$ (66,250)
Income tax benefit	(11,270)	(14,266)
Net of income taxes	(40,257)	(51,984)
Benefit plan adjustments	(4,370)	(5,499)
Income tax benefit	(956)	(1,184)
Net of income taxes	(3,414)	(4,315)
Derivative adjustments	(871)	(47)
Income tax benefit	(191)	(10)
Net of income taxes	(680)	(37)
Accumulated other comprehensive loss	$ (44,351)	$ (56,336)

Other comprehensive income (loss) and related tax effects for the years ended December 31, 2023, 2022 and 2021 are as follows:

(Dollars in thousands)	2023	2022	2021
Unrealized gain (loss) on investment securities available for sale	$ 14,804	$ (66,435)	$ (11,487)
Net (gain) loss on the sale of investment securities available for sale (1)	(81)	1,976	
Other comprehensive income (loss) on available for sale debt securities	14,723	(64,459)	(11,487)
Benefit plans:			
Amortization of actuarial loss (2)	194	198	301
Actuarial gain	935	172	1,808
Net change in benefit plan liabilities	1,129	370	2,109
Net change in derivatives	(824)	(728)	(322)
Other comprehensive income (loss) before taxes	15,028	(64,817)	(9,700)
Income tax expense (benefit)	3,043	(13,995)	(2,037)
Other comprehensive income (loss)	$ 11,985	$ (50,822)	$ (7,663)

---

(1) Represents amounts reclassified out of accumulated comprehensive income (loss) and included in gains on sale of investment securities on the consolidated statements of income and comprehensive income.

(2) Represents amounts reclassified out of accumulated comprehensive income (loss) and included in the computation of net periodic pension expense. Refer to Note 15 included in these consolidated financial statements.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Internal Controls

At December 31, 2023, the end of the period covered by this Annual Report on Form 10-K, the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. Based upon that evaluation, the CEO and CFO concluded that the disclosure controls and procedures, at December 31, 2023, were effective to provide reasonable assurance that information required to be disclosed in the Company's reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to provide reasonable assurance that information required to be disclosed in such reports is accumulated and communicated to the CEO and CFO to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for the preparation and fair presentation of the accompanying consolidated balance sheets of Peoples Financial Services Corp. and subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income (loss), changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2023, in accordance with accounting principles generally accepted in the United States. This responsibility includes: establishing, implementing and maintaining adequate internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable under the circumstances. We are also responsible for compliance with the laws and regulations relating to safety and soundness that are designated by the Federal Deposit Insurance Corporation, Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking.

Our internal controls are designed to provide reasonable assurance that assets are safeguarded and transactions are initiated, executed, recorded and reported in accordance with our intentions and authorizations and to comply with applicable laws and regulations. The internal control system includes an organizational structure that provides appropriate delegation of authority and segregation of duties, established policies and procedures and comprehensive internal audit and loan review programs. To enhance the reliability of internal controls, we recruit and train highly qualified personnel and maintain sound risk management practices. The internal control system is maintained through a monitoring process that includes a program of internal audits.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to assess the effectiveness of our internal control over financial reporting at the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective. Our assessment includes controls over initiating, recording, processing and reconciling account balances, classes of transactions and disclosure and related assertions included in the financial statements. Our assessment also includes controls related to the initiation and processing of non-routine and non-systematic transactions, to the selection and application of appropriate accounting policies and to the prevention, identification and detection of fraud.

There are inherent limitations in any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation.

Furthermore, due to changes in conditions, the effectiveness of internal controls may vary over time. Our internal auditor reviews, evaluates and makes recommendations on policies and procedures, which serves as an integral, but independent, component of our internal control.

Our financial reporting and internal controls are under the general oversight of our Board of Directors, acting through its audit committee. The audit committee is composed entirely of independent directors. The independent registered public accounting firm and the internal auditor have direct and unrestricted access to the audit committee at all times. The audit committee meets periodically with us, the internal auditor and the independent registered public accounting firm to determine that each is fulfilling its responsibilities and to support actions to identify, measure and control risks and augment internal controls.

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our management, including our CEO and CFO, assessed the effectiveness of our internal controls over financial reporting as of December 31, 2023 using the criteria established in *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. Our management's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of our internal control over financial reporting.

Based on its assessment, management believes that our internal control over financial reporting was effective as of December 31, 2023.

Baker Tilly US, LLP, the Company's independent registered public accounting firm that audited our consolidated financial statements as of and for the year ended December 31, 2023 has issued an audit report on the Company's internal control over financial reporting as of December 31, 2023. That report is included in Item 8 of this Annual Report on Form 10-K.

/s/ Craig W. Best
_____

Craig W. Best
Chief Executive Officer
(Principal Executive Officer)

/s/ John R. Anderson III
_____

John R. Anderson III
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

March 15, 2024

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933, as amended).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

We incorporate the information required by this Item 10 by reference to the definitive proxy statement for our 2024 annual meeting of shareholders, to be filed with the Securities and Exchange Commission within 120 days of December 31, 2023, under the following captions:

- Proposal 1 – Election of Directors;
- Board of Directors and Committees;
- Executive Officers and Compensation;
- Certain Relationships and Related Transactions;
- Code of Ethics; and
- Delinquent Section 16(a) Reports.

Item 11.   Executive Compensation.

We incorporate the information required by this Item 11 by reference to the definitive proxy statement for our 2024 annual meeting of shareholders, to be filed with the Securities and Exchange Commission within 120 days of December 31, 2023, under the following captions:

- Executive Officers and Compensation;
- Certain Relationships and Related Transactions;
- Equity Compensation Plan Information;
- Pay ratio disclosure;
- Pay versus performance disclosure;
- 2023 Director Compensation; and
- Certain Relationships and Related Transactions.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

We incorporate the information required by this Item 12 by reference to the definitive proxy statement for our 2024 annual meeting of shareholders, to be filed with the Securities and Exchange Commission within 120 days of December 31, 2023, under the caption "Security Ownership of Certain Beneficial Owners and Management."

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

We incorporate the information required by this Item 13 by reference to the definitive proxy statement for our 2024 annual meeting of shareholders, to be filed with the Securities and Exchange Commission within 120 days of December

31, 2023, under the caption "Certain Relationships and Related Transactions" and "Board of Directors and Committees – Director Independence."

Item 14.   Principal Accountant Fees and Services.

We incorporate the information required by this Item 14 by reference to the definitive proxy statement for our 2024 annual meeting of shareholders, to be filed with the Securities and Exchange Commission within 120 days of December 31, 2023, under the caption "Proposal 3 – Ratification of the Appointment of Baker Tilly US, LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2024."

PART IV

Item 15.   Exhibits, Financial Statement Schedules.

(a) (1). The following consolidated financial statements are set forth in Part II, Item 8:

Report of Independent Registered Public Accounting Firm (PCAOB ID: 23)

Financial Statements:
    Consolidated Balance Sheets
    Consolidated Statements of Income and Comprehensive Income (Loss)
    Consolidated Statements of Changes in Stockholders' Equity
    Consolidated Statements of Cash Flows
    Notes to Consolidated Financial Statements

(a) (2). Financial statement schedules are not applicable or included in the financial statements or related notes. The listing of exhibits is set forth on the Exhibit Index beginning on page E-1 and is incorporated in this Item 15 by reference.

Item 16.   Form 10-K Summary.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of September 27, 2023, by and between Peoples Financial Services Corp. and FNCB Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed on September 27, 2023)
3.1	Peoples Financial Services Corp. Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the registrant's Form 10-K filed with the Commission on March 17, 2014).
3.2	Articles of Amendment to the Articles of Incorporation of Peoples Financial Services Corp., effective as of May 19, 2020 (incorporated by reference to Exhibit 3.2 to registrant's quarterly report on Form 10-Q filed with the Commission on August 10, 2020)
3.3	Second Amended and Restated Bylaws of Peoples Financial Services Corp. (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the Commission on October 31, 2023)
3.4	Conditional amendments to Sections 11.3 and 11.5 of the Second Amended and Restated Bylaws of Peoples Financial Services Corp. (incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K filed with the Commission on November 2, 2023)
4.1	Certain instruments relating to long-term debt of the registrant and its consolidated subsidiaries not being registered have been omitted in accordance with Item 601(b)(4)(iii) of Regulation S-K. The registrant will furnish a copy of any such instrument to the Securities and Exchange Commission upon request.
4.2	Description of Common Stock (incorporated by reference to exhibit 4.2 to the registrant's Form 10-K filed with the Commission on March 15, 2023)
10.1	Peoples Financial Services Corp. 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of registrant's current report on Form 8-K filed with the SEC on May 23, 2017)*
10.2	Peoples Financial Services Corp. 2023 Equity Incentive Plan (incorporated by reference to Appendix A to the registrant's Definitive Proxy Statement filed with the Commission on April 5, 2023)*
10.3	Form of Restricted Stock or Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Penseco's registration statement on Form S-8 (File No. 333-166886) filed with the SEC on May 17, 2010)*
10.4	Form of Stock Option and/or Appreciation Right Award Agreement (incorporated by reference to Exhibit 10.3 to Penseco's registration statement on Form S-8 (File No. 333-166886) filed with the SEC on May 17, 2010)*
10.5	Form of Performance Award Agreement (incorporated by reference to Exhibit 10.4 to Penseco's registration statement on Form S-8 (File No. 333-166886) filed with the SEC on May 17, 2010)*
10.6	Form of Performance-Based Restricted Stock Unit Award Agreement for the Peoples Financial Services Corp. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 of the registrant's registration on Form S-8 (File No. 333-272482) with the Commission on June 7, 2023)*
10.7	Form of Restricted Stock Award Agreement for the Peoples Financial Services Corp. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 of the registrant's registration statement on Form S-8 (File No. 333-272482) with the Commission on June 7, 2023)*
10.8	Peoples Security Bank and Trust Company Employee Stock Ownership Plan, amended and restated as of January 1, 2015 (incorporated by reference to Exhibit 10.1 to registrant's quarterly report on Form 10-Q filed with the SEC on May 5, 2017)*
10.9	2016 Compliance Amendment to the Peoples Security Bank and Trust Company Employee Stock Ownership Plan.(incorporated by reference to Exhibit 10.6 to registrant's Form 10-K filed with the SEC on March 16, 2022)*
10.10	Amendment #2 to the Peoples Security Bank and Trust Company Employee Stock Ownership Plan.(incorporated by reference to Exhibit 10.7 to registrant's Form 10-K filed with the SEC on March 16, 2022)*
10.11	Peoples Security Bank and Trust Company Executive Cash Bonus Plan, amended and restated as of May 8, 2020 (incorporated by reference to Exhibit 10.1 attached to the registrant's current report on Form 8-K filed with the Commission on May 12, 2020)*

Exhibit No.	Description of Exhibit
10.12	Penn Security Bank & Trust Company Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to the annual report of Penseco Financial Services Corp. on Form 10-K filed with the SEC on March 14, 2011)*
10.13	Employment Agreement, dated January 3, 2011, among Penseco Financial Services Corporation, Penn Security Bank & Trust, and Craig W. Best (incorporated by reference to Exhibit 10.1 of the current report of Penseco Financial Services Corp. on Form 8-K filed with the SEC on January 7, 2011)*
10.14	First Amendment to Employment Agreement dated December 31, 2015, by and among Peoples Financial Services Corp., Peoples Security Bank and Trust Company and Craig W. Best (incorporated by reference to Exhibit 10.1 of the current report of Penseco Financial Services Corp. on Form 8-K filed with the SEC on January 6, 2016)*
10.15	Amended and Restated Deferred Compensation Plan #2, dated April 22, 2014, by and between Peoples Security Bank and Trust Company and Craig W. Best (incorporated by reference to Exhibit 10.1 to the registrant's Form 8-K filed with the Commission on April 28, 2014)*
10.16	First Amendment to Amended and Restated Deferred Compensation Plan #2, dated August 29, 2015, by and between Peoples Security Bank and Trust Company and Craig Best (incorporated by reference to Exhibit 10.1 to the registrant's Form 8-K filed with the Commission on September 3, 2015)*
10.17	Second Amendment to Amended and Restated Deferred Compensation Plan #2, dated January 30, 2020, by and between Peoples Security Bank and Trust and Craig Best (incorporated by reference to Exhibit 10.1 to the registrant's Form 8-K filed with the Commission on January 31, 2020)*
10.18	Penn Security Bank & Trust Company Excess Benefit Plan, amended and restated December 31, 2008 (incorporated by reference to Exhibit 10.9 to the annual report of Penseco Financial Services Corp. on Form 10-K filed with the SEC on March 14, 2011)*
10.19	Employment Agreement, dated May 30, 2012, among Penseco Financial Services Corporation, Penn Security Bank and Trust Company, and Thomas P. Tulaney (incorporated by reference to Exhibit 10.1 of the Registrant's quarterly report on Form 10-Q filed with the SEC on August 9, 2012)*
10.20	Supplemental Executive Retirement Plan Agreement, dated May 31, 2012, by and among Penn Security Bank and Trust Company, Penseco Financial Services Corporation, and Thomas P. Tulaney (incorporated by reference to Exhibit 10.2 to the Registrant's quarterly report on Form 10-Q filed with the SEC on August 9, 2012)*
10.21	Employment Agreement, dated as of August 27, 2014, by and between Peoples Bank and Neal D. Koplin (incorporated by reference to Exhibit 10.32 to the registrant's Form 10-K filed with the Commission on March 16, 2015)*
10.22	Supplemental Executive Retirement Plan Agreement, dated April 24, 2017, by and among Peoples Security Bank and Trust Company, Peoples Financial Services Corp. and Neal D. Koplin (incorporated by reference to Exhibit 10.1 to registrant's current report on Form 8-K filed with the Commission on April 25, 2017.)*
10.23	Form of Supplemental Director Retirement Plan Agreement for Non-employee Directors (incorporated by reference to Exhibit 10.7 to the registrant's Form 10-K filed with the Commission on March 15, 2005)*
10.24	Form of Amendment to Supplemental Director Retirement Plan Agreement for Non-employee Directors (incorporated by reference to Exhibit 10.10 to the registrant's Form 10-K filed with the Commission on March 15, 2006)*
10.25	Life Insurance Plan for all Non-employee Directors (incorporated by reference to Exhibit 10.21 to the registrant's Form 10-K filed with the Commission on March 15, 2012)*
10.26	Employment Agreement dated as of September 30, 2016 between Peoples Security Bank and Trust Company and Timothy H. Kirtley (incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q filed with the Commission on November 7, 2016)*
10.27	First Amendment to Employment Agreement dated as of December 5, 2017, by and between Peoples Security Bank and Trust Company and Timothy H. Kirtley(incorporated by reference to Exhibit 10.28 to the registrant's annual report on Form 10-K filed with the Commission on March 14, 2018*
10.28	Second Amendment to Employment Agreement among Peoples Security Bank and Trust Company, Peoples Financial Services Corp. and Timothy H. Kirtley (Incorporated by reference to Exhibit 10.1 to registrant's quarterly report on Form 10-Q filed with the Commission on August 10, 2020)*

Exhibit No.	Description of Exhibit
10.29	Change in Control Severance Agreement, dated as of January 5, 2021, by and between Peoples Security Bank and Trust Company and John R. Anderson, III (incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed with the Commission on January 8, 2021)*
10.30	Amended & Restated Severance Agreement, dated as of September 27, 2023, by and between Peoples Security Bank and Trust Company and John R. Anderson, III (incorporated by reference to Exhibit 99.3 to Peoples Financial Services Corp's Current Report on Form 8-K filed on September 27, 2023)*
10.31	Supplemental Executive Retirement Plan Agreement, dated March 30, 2022, by and between Peoples Security Bank and Trust Company, Peoples Financial Services Corp. and Timothy H. Kirtley (incorporated by reference to Exhibit 10.2 to registrant's current report on Form 8-K filed with the Commission on April 1, 2022)*
10.32	Supplemental Executive Retirement Plan Agreement, dated March 30, 2022, by and between Peoples Security Bank and Trust Company, Peoples Financial Services Corp. and John R. Anderson, III (incorporated by reference to Exhibit 10.1 to registrant's current report on Form 8-K filed with the Commission on April 1, 2022)*
10.33	Deferred Compensation Plan by and between Peoples Security Bank and Trust Company and Susan L. Hubble adopted April 1, 2022 (incorporated by reference to exhibit 10.3 to registrant's quarterly report on Form 10-Q filed with the Commission on August 8, 2022)*
21.1	List of Subsidiaries
23.1	Consent of Baker Tilly US, LLP
24.1	Power of Attorney (Included as part of signature page)
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer of Registrant
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer of Registrant
32.1	Section 1350 Certifications of the Principal Executive Officer and Principal Financial Officer of Registrant
97	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	- Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peoples Financial Services Corp.

By:/s/ Craig W. Best
    Craig W. Best
    Chief Executive Officer
    (Principal Executive Officer)

By:/s/ John R. Anderson III
    John R. Anderson III
    Executive Vice President and Chief Financial Officer
    (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Craig W. Best and John R. Anderson III as his attorney-in-fact, with the full power of substitution, for him in any and all capacities, to sign any amendments to this report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ William E. Aubrey II William E. Aubrey II	Director and Chairman of the Board	March 15, 2024
/s/ Craig W. Best Craig W. Best	Director and Chief Executive Officer (Principal Executive Officer)	March 15, 2024
/s/ John R. Anderson III John R. Anderson III	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 15, 2024
/s/ Sandra L. Bodnyk Sandra L. Bodnyk	Director	March 15, 2024
/s/ Ronald G. Kukuchka Ronald G. Kukuchka	Director	March 15, 2024

Name	Title	Date
/s/ Richard S. Lochen, Jr.	Director	March 15, 2024
Richard S. Lochen, Jr.		
/s/ James B. Nicholas	Director	March 15, 2024
James B. Nicholas		
/s/ Eliza Zúñiga Ramirez	Director	March 15, 2024
Eliza Zúñiga Ramirez		
/s/ Joseph T. Wright, Jr.	Director	March 15, 2024
Joseph T. Wright, Jr.		

PEOPLES FINANCIAL SERVICES CORP.

150 North Washington Avenue | Scranton | PA | 18503
psbt.com | 888 868 3858